GREAT-WEST
LIFECO INC.

May 18, 2006

Securities and Exchange Commission
Division of Corporation [redacted]
Office of Interna[redacted]
450 Fifth Street,
Washington, DC
USA 20549

06013692

BY COURIER

SEC MAIL PROCESSING
RECEIVED
MAY 19 2006
WASH. D.C. 209 SECTION

Dear Sirs:

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

SUPPL

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the Reports filed for shares purchased and cancelled under the Corporation's continuing Normal Course Issuer Bid dated:

- March 3, 2006 (common shares).
- March 10, 2006 (common shares).
- March 17, 2006 (common shares).
- March 24, 2006 (common shares).
- March 31, 2006 (common shares).
- April 7, 2006 (common shares).
- April 13, 2006 (common shares).
- April 21, 2006 (common shares).
- April 28, 2006 (common shares).

PROCESSED
MAY 25 2006
THOMSON FINANCIAL

Please contact me directly at (204) 926-5364 if you have any questions.

Sincerely,

Bronya Rae-Pemberton
Associate Manager
Corporate Secretary's Office
Encls.

dlw 5/24

Exemption # 82-34728

2006-03-10, 17:59:28, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-03-10		
Date of transaction	2006-03-03		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	29.1399	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-03-10, 18:00:18, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	40000		
Filing date	2006-03-10		
Date of transaction	2006-03-03		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	40000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

Exemption # 82-34728

2006-03-20, 17:34:08, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-03-20		
Date of transaction	2006-03-10		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	29.1365	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

Exemption # 82-34728

2006-03-20, 17:35:05, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	40000		
Filing date	2006-03-20		
Date of transaction	2006-03-10		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	40000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

Exemption # 82-34728

2006-03-24, 15:56:55, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-03-24		
Date of transaction	2006-03-17		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	29.4808	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

Exemption # 82-34728

2006-03-24, 15:58:01, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	40000		
Filing date	2006-03-24		
Date of transaction	2006-03-17		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	40000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-03-31, 16:51:24, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-03-31		
Date of transaction	2006-03-24		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	29.4679	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-03-31, 16:52:37, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40000
Filing date	2006-03-31
Date of transaction	2006-03-24
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-04-10, 13:21:37, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	0
Filing date	2006-04-10
Date of transaction	2006-03-31
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	39200
Unit price or exercise price	29.5214 Currency Canadian Dollar
Closing balance of securities held	39200
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-04-10, 13:22:43, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	39200
Filing date	2006-04-10
Date of transaction	2006-03-31
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	39200
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-04-21, 16:23:36, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-04-21		
Date of transaction	2006-04-07		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	29.4884	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-04-21, 16:24:37, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	40000		
Filing date	2006-04-21		
Date of transaction	2006-04-07		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	40000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-04-21, 18:19:44, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-04-21		
Date of transaction	2006-04-13		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	39900		
Unit price or exercise price	29.4341	Currency	Canadian Dollar
Closing balance of securities held	39900		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-04-21, 18:20:58, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	39900		
Filing date	2006-04-21		
Date of transaction	2006-04-13		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	39900		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-04-27, 18:33:15, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-04-27		
Date of transaction	2006-04-21		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	29.5916	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-04-27, 18:34:14, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40000
Filing date	2006-04-27
Date of transaction	2006-04-21
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-05-15, 13:14:36, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	40000		
Filing date	2006-05-15		
Date of transaction	2006-04-28		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	40000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-05-15, 13:13:29, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	0
Filing date	2006-05-15
Date of transaction	2006-04-28
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	40000
Unit price or exercise price	29.4595 Currency Canadian Dollar
Closing balance of securities held	40000
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

GREAT-WEST
LIFECO INC.

May 18, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SEC MAIL PROCESSING
RECEIVED
MAY 19 2006
WASH, D.C.
209
SECTION

Dear Sirs:

RE: Great-West Lifeco Inc.
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of Great-West Lifeco Inc. in the United States, attached please find the following documents:

- Letter dated March 30, 2006 advising intention to issue First Preferred Shares, Series I;
- Final Short Form Prospectus dated April 6, 2006;
- Interim Comparative Financial Statements (unaudited) for the period ending March 31, 2006;
- Interim MD&A for the period ending March 31, 2006;
- CEO/CFO Certification dated May 4, 2006;
- Press Release dated May 4, 2006 announcing first quarter results;
- Press Release dated April 12, 2006 announcing the closing of the offering of the First Preferred Shares Series I;
- Press Release dated April 27, 2006 announcing the quarterly conference call and audio webcast to discuss the first quarter results;
- Press Release dated May 11, 2006 announcing Lifeco subsidiary acquires large payout annuity block in the United Kingdom, and
- Report of Voting Results.

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson
Corporate Secretarial Specialist

Encls.

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190
A member of the Power Financial Corporation group of companies.

N:\las\qtr\2006\2006-05DIV.doc

L509-01/02

March 30, 2006

Great-West Lifeco Inc.
100 Osborne Street North
Winnipeg, Manitoba
R3C 3A5

Attention: William W. Lovatt
Vice-President, Finance, Canada

Re: Issue of Non-Cumulative First Preferred Shares, Series I

Dear Sirs:

We understand that Great-West Lifeco Inc. (the "Corporation") desires to sell the securities of the Corporation described in Schedule "A" hereto (the "Securities") and is prepared:

(a) to authorize and issue the Securities; and

(b) to prepare and file, without delay, a preliminary short form prospectus and a final short form prospectus and all necessary related documents in order to qualify the Securities for Distribution (as hereinafter defined) in each of the provinces and territories of Canada (the "Qualifying Jurisdictions").

RBC Dominion Securities Inc. ("RBCCM"), BMO Nesbitt Burns Inc., Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., HSBC Securities (Canada) Inc., Merrill Lynch Canada Inc. and Desjardins Securities Inc. (individually, an "Underwriter" and collectively, the "Underwriters") hereby severally offer to purchase from the Corporation, upon and subject to the terms and conditions contained herein, and by its acceptance hereof the Corporation agrees to sell to the Underwriters, at the Closing Time (as hereinafter defined), all, but not less than all, of the Securities for a purchase price of $25.00 per share – an aggregate purchase price of $300,000,000 (the "Purchase Price"). The agreement resulting from the Corporation's acceptance of this offer is hereinafter referred to as "this Agreement".

In this offer, the term "Distribution" means "distribution" or "distribution to the public" as those terms are defined in applicable Canadian securities legislation, the terms "Preliminary Prospectus" and "Prospectus" mean the preliminary short form prospectus and final short form prospectus, respectively, referred to above (in both the English and French languages unless the context indicates otherwise) including in each case any documents or information incorporated or deemed to be incorporated therein by reference, and subsidiaries of the Corporation shall mean The Great-West Life Assurance Company ("Great-West Life"), GWL&A Financial Inc. ("GWL&A Financial"), Great-West Life & Annuity Insurance Company, London Insurance Group Inc., London Life Insurance Company, Canada Life Financial Corporation ("CLFC") and The Canada Life Assurance Company.

In consideration of the Underwriters' agreement to purchase the Securities provided for herein, and in consideration of the underwriting services to be rendered by the Underwriters in connection therewith, the Corporation agrees to pay to the Underwriters on the closing at the Closing Time the fees specified in Schedule "A" hereto (the "Underwriters' Fee").

Terms and Conditions

1. The Corporation will duly and validly create, authorize and issue the Securities and will ensure that the Securities have the attributes contemplated by Schedule "A" hereto. The documentation establishing the attributes of the Securities shall be satisfactory in all material respects to the Underwriters and the Corporation and to their respective counsel. The Securities will at the Closing Time be rated P-1 (Low) Canadian national scale and A- Global scale preferred stock rating by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. ("S&P"), and Pfd-1 (low) n with a Stable trend by Dominion Bond Rating Service Limited ("DBRS").

2. The Corporation shall fulfil to the satisfaction of the Underwriters' counsel all legal requirements to be fulfilled by the Corporation to enable the Securities to be offered for sale and sold to the public in each of the Qualifying Jurisdictions by or through the Underwriters and other investment dealers and brokers who comply with the applicable securities laws of the Qualifying Jurisdictions. All legal requirements to enable the Distribution of the Securities shall be fulfilled as soon as possible but in any event not later than 5:00 p.m., local time, on April 7, 2006 in each Qualifying Jurisdiction or such later date and time as may be agreed upon in writing, by filing the Prospectus and all other required documents with the Manitoba Securities Commission as principal regulator under National Policy 43-201 – Mutual Reliance Review System for Prospectuses and Annual Information Forms ("NP 43-201") and obtaining pursuant to NP 43-201 an MRRS decision document evidencing the issuance by each of the securities regulatory authorities of the Qualifying Jurisdictions of a receipt for the Prospectus.

   Such fulfillment shall include, without limiting the generality of the foregoing, compliance with all applicable Canadian securities laws including, without limitation, compliance with all requirements with respect to the preparation and filing of an English language Preliminary Prospectus in each of the Qualifying Jurisdictions and a French language Preliminary Prospectus in the Province of Québec, and the preparation and filing of an English language Prospectus in each of the Qualifying Jurisdictions and a French language Prospectus in the Province of Québec with such changes from the Preliminary Prospectus as the Corporation and the Underwriters may approve, such approval to be evidenced by the signing of the Prospectus by the Corporation and the Underwriters. The Corporation shall as soon as possible but in any event not later than 5:00 p.m., local time, on March 31, 2006 or such later date and time as may be agreed upon in writing, file the Preliminary Prospectus and have obtained pursuant to NP 43-201 an MRRS decision document evidencing the issuance by each of the securities regulatory authorities of the Qualifying Jurisdictions of a receipt for the Preliminary Prospectus.

3. The Underwriters may offer the Securities for sale to the public, directly, and through other investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, are referred to herein as the "Selling Firms"), only as permitted by applicable Canadian securities laws, upon the terms and conditions set forth in the Prospectus and in this Agreement. Each Underwriter, by signing this Agreement, represents and warrants to the Corporation that it is not a person in respect of which the Corporation is a "related issuer" or a "connected issuer" (within the meaning of National Instrument 33-105 – Underwriting Conflicts).

   The Underwriters covenant and agree that if they offer to sell or sell any Securities in jurisdictions other than the Qualifying Jurisdictions, such offers and sales shall be effected in accordance and compliance with the applicable laws of such jurisdictions and shall be effected in such manner so as not to require registration of the Corporation with, or the registration of the Securities or the filing of the Prospectus or other document with respect thereto under, the laws of any jurisdiction outside the Qualifying Jurisdictions including, without limitation, the United States of America. The Underwriters shall cause similar undertakings to be contained in any agreements among the Selling Firms. For purposes of this paragraph 3, the Underwriters shall be entitled to assume that the Securities are qualified for Distribution in any province or territory of Canada where the Corporation has obtained pursuant to NP 43-201 an MRRS decision document evidencing the issuance by the securities regulatory authorities of the Qualifying Jurisdictions of a receipt for the Prospectus in respect of the distribution of the Securities. Notwithstanding the foregoing provisions of this paragraph, an Underwriter will not be liable to the Corporation under this paragraph with respect to a default by another Underwriter under this paragraph.

   The Underwriters shall use their reasonable best efforts to complete, and to cause the Selling Firms to complete, Distribution of the Securities as promptly as possible and RBCCM shall promptly notify the Corporation in writing of the completion of the Distribution of the Securities by the Selling Firms. After closing, the Underwriters shall provide the Corporation with such information as it may require with respect to the proceeds realized in each of the Qualifying Jurisdictions from the Distribution of the Securities for the purpose of payment of filing fees.

4. The Corporation shall co-operate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of the Preliminary Prospectus, the Prospectus and any Prospectus Amendment (as hereinafter defined) and shall allow the Underwriters to conduct all "due diligence" investigations which the Underwriters may reasonably require to fulfil the Underwriters' obligations as underwriters and to enable the Underwriters responsibly to execute any certificate required to be executed by the Underwriters in such documentation.

5. During the period from the date of this Agreement until the later of the Closing Time and the completion of the Distribution of the Securities, the Corporation will promptly notify the Underwriters in writing of any material change in the business, financial condition, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and its subsidiaries, taken together, or any change in any matter covered by a

statement contained in the Preliminary Prospectus, the Prospectus or any amendment (a "Prospectus Amendment") to any of such documents, as they exist immediately prior to such change, which change is, or may be, of such a nature as to render the Preliminary Prospectus, the Prospectus or any Prospectus Amendment, as it exists immediately prior to such change, misleading or untrue or would result in any of such documents, as they exist immediately prior to such change, containing a misrepresentation (as defined in applicable Canadian securities laws) or which would result in any of such documents, as they exist immediately prior to such change, not complying with the laws of any Qualifying Jurisdiction in which the Securities are to be offered for sale, or which change would reasonably be expected to have a significant effect on the market price or value of any securities of the Corporation. The Corporation shall discuss in good faith with the Underwriters any change in circumstances (actual, proposed or prospective) which is or may be of such a nature that, there is reasonable doubt as to whether notice need be given pursuant to this paragraph.

The Underwriters agree, and will require each Selling Firm to agree, to cease the Distribution of the Securities upon the Underwriters receiving written notification from the Corporation of any change contemplated by this paragraph and to not recommence the Distribution of the Securities in any Qualifying Jurisdiction until a receipt is issued by such Qualifying Jurisdiction for a Prospectus Amendment disclosing such change. The Corporation shall, to the satisfaction of the Underwriters' counsel, promptly comply with all applicable filing and other requirements under securities laws in the Qualifying Jurisdictions arising as a result of such change. The execution of a Prospectus Amendment in respect of any material change or change in a material fact or disclosure of a material fact by the Underwriters shall not constitute a waiver of the Underwriters' rights under paragraph 16(b) hereof.

In addition, if, during the period from the signing of the Preliminary Prospectus to the completion of the Distribution of the Securities, there is any change in any applicable securities laws which results in a requirement to file a Prospectus Amendment, the Corporation shall, to the satisfaction of the Underwriters' counsel, make any such filing as soon as possible.

6. The Corporation shall cause to be delivered to the Underwriters:

(a) on the date hereof, or as soon as possible after the date hereof, copies of the Preliminary Prospectus signed as required by the laws of the Qualifying Jurisdictions, including, for greater certainty, copies of all documents or information incorporated by reference therein, to the extent that such documents or information incorporated by reference are not otherwise publicly available on the System for Electronic Document Analysis and Retrieval ("SEDAR");

(b) forthwith when available, copies of the Prospectus and any Prospectus Amendment signed as required by the laws of the Qualifying Jurisdictions, including, for greater certainty, copies of any documents or information incorporated by reference therein, to the extent that such documents or

information incorporated by reference are not otherwise publicly available on SEDAR;

(c) a copy of any other document required to be filed by the Corporation in compliance with the applicable Canadian securities laws, to the extent that such document is not otherwise publicly available on SEDAR;

(d) forthwith when filed with securities regulatory authorities, copies of any document which, when so filed, will be deemed to be incorporated by reference in the Preliminary Prospectus, the Prospectus and any Prospectus Amendment, to the extent that such document incorporated by reference is not otherwise publicly available on SEDAR;

(e) at or before the time of the delivery to the Underwriters pursuant to this paragraph 6 of the Preliminary Prospectus, the Prospectus or any Prospectus Amendment, in each case in the French language,

(i) an opinion of the Corporation's counsel in Québec dated the date of such document, and acceptable in form and substance to the Underwriters' counsel, that except for the Lifeco Financial Information (as defined below), such document in the French language, including the Corporation's Annual Information Form dated March 23, 2006 and including documents incorporated by reference therein and the Corporation's Management Proxy Circular dated March 2, 2006 with respect to the annual meeting of shareholders to be held on May 4, 2006, is in all material respects a complete and proper translation of the document in the English language; "Lifeco Financial Information" means the Corporation's audited consolidated financial statements as at and for the year ended December 31, 2005 and the report of the auditors thereon, Management's Discussion and Analysis of the Corporation for the year ended December 31, 2005 and any other financial information contained or incorporated by reference in the Preliminary Prospectus, the Prospectus and any Prospectus Amendment, as the case may be, on which the Corporation's counsel in Québec is not opining;

(ii) an opinion of Deloitte & Touche LLP, Chartered Accountants dated the date of such document, and acceptable in form and substance to the Underwriters' counsel, that the Lifeco Financial Information contained or incorporated by reference in such document in the French language is in all material respects a complete and proper translation of such Lifeco Financial Information contained in such document in the English language;

(f) at the time of the delivery to the Underwriters pursuant to this paragraph 6 of the Prospectus or any Prospectus Amendment, a comfort letter from Deloitte & Touche LLP, Chartered Accountants dated the date of the Prospectus or the Prospectus Amendment, as the case may be, and acceptable in form and substance

to the Underwriters, with respect to such financial and accounting information which is contained or incorporated by reference in the Prospectus or Prospectus Amendment, as the case may be, which comfort letter shall be in addition to the comfort letters addressed to securities regulatory authorities and shall be based on a review by such auditors having a cut-off date not more than two business days prior to the date of the comfort letter; and

(g) forthwith when available, but in any event no later than 24 hours after the date of filing (except in the case of the Prospectus, which shall be instead by 11 a.m. local time on April 10, 2006), in such cities as the Underwriters may reasonably request, without charge, such numbers of commercial copies of the Preliminary Prospectus, the Prospectus and any Prospectus Amendment as the Underwriters may reasonably require.

7. The Corporation represents and warrants to the Underwriters that:

(a) the authorized capital of the Corporation consists of an unlimited number of First Preferred Shares, an unlimited number of Class A Preferred Shares, an unlimited number of Second Preferred Shares and an unlimited number of Common Shares, of which 7,978,900 Series D First Preferred Shares, 23,499,915 Series E First Preferred Shares, 7,957,001 Series F First Preferred Shares, 12,000,000 Series G First Preferred Shares, 12,000,000 Series H First Preferred Shares and 891,339,171 Common Shares were issued and outstanding as of March 30, 2006;

(b) the Corporation is the legal and beneficial owner of all of the common shares of Great-West Life and, through wholly-owned subsidiaries, GWL&A Financial, free and clear of all mortgages, liens, charges, pledges, securities interests, encumbrances, claims or demands whatsoever, and no person, firm or corporation has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase thereof;

(c) other than with respect to the Corporation's stock option plan, no person, firm or corporation, as of the date hereof, has (except for the Underwriters) any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase, subscription and issuance of any of the unissued shares, securities or warrants (including convertible securities or warrants) of the Corporation or of its subsidiaries, other than such conversion rights as may be attached to the issued and outstanding preferred shares of the Corporation or of its subsidiaries or to the Great-West Life Trust Securities – Series A;

(d) the Corporation and each of its subsidiaries validly subsist under the laws of their respective jurisdictions of incorporation and have all requisite powers and authority to carry on their businesses as presently carried on by them and to own or lease their property and assets and the Corporation has all requisite corporate power and authority necessary to authorize, execute and deliver and carry out its obligations under this Agreement;

(e) the Corporation and each of its subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and is duly licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable its business to be carried on as it is now conducted and its property and assets to be owned, leased or operated, all such licences, registrations or qualifications are validly existing and in good standing and none of the same contains any burdensome term, provision, condition or limitation which has a material adverse effect on the operation of its business as it is now conducted or as it is presently proposed to be carried on and the entering into of this Agreement and the consummation of the transactions herein contemplated do not breach or would not result in them being in non-compliance with any of the foregoing;

(f) this Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction;

(g) neither the execution and delivery of this Agreement nor the consummation of the transactions provided for or contemplated herein results or will result in a breach of any of the terms, conditions or provisions of, or will constitute a default under, the articles, by-laws or resolutions of the Corporation or its subsidiaries or any indenture, agreement or other instrument to which they may be a party or by which any of them is bound;

(h) at the Closing Time, the issuance and sale of the Securities by the Corporation to the Underwriters in accordance with the terms of this Agreement will have been duly authorized by all necessary corporate action of the Corporation and the Securities will be validly issued and outstanding as fully paid and non-assessable shares;

(i) no consent, approval, permit, authorization, order or filing of or with any court or governmental agency or body of Canada or any Qualifying Jurisdiction is required by the Corporation for the execution of and delivery of and the performance by the Corporation of its obligations under this Agreement except as may be required under the Canadian securities laws;

(j) at the date of this Agreement, the Corporation is in compliance with its timely disclosure of obligations under the Canadian securities laws and, without limiting the generality of the foregoing, there has not occurred any material adverse change, financial or otherwise, in the assets, liabilities (contingent or otherwise), business, financial condition, capital or prospects of the Corporation and its subsidiaries, taken as a whole, since the end of the Corporation's most recently

completed financial year (for which audited financial statements are available), which has not been publicly disclosed; and

(k) the attributes of the Securities are consistent in all material respects with the description of the Securities in the Prospectus.

8. The Corporation's delivery to the Underwriters of the documents referred to in clauses 6(a), 6(b) and 6(d) hereof shall constitute:

(a) the Corporation's representation and warranty to the Underwriters that each such document at the time of its filing complied with the requirements of the securities laws pursuant to which it was filed and that all the information and statements contained therein (except information and statements contained therein relating solely to the Underwriters, or which are modified by or superseded by information or statements contained in the Preliminary Prospectus, the Prospectus or the Prospectus Amendment, as the case may be) are at the respective dates of delivery thereof, true and correct, contain no misrepresentation (as defined in applicable Canadian securities laws) and constitute full, true and plain disclosure of all material facts relating to the Corporation, its subsidiaries and affiliates, taken together, and the Securities as required by applicable securities laws;

(b) the Corporation's representation and warranty to the Underwriters that no material fact or information (except facts or information relating solely to the Underwriters) has been omitted therefrom which is necessary to make the statements contained therein not misleading in light of the circumstances in which they were made;

(c) the Corporation's representation and warranty to the Underwriters, that, except as has been publicly disclosed, there has been no material adverse change in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Corporation, its subsidiaries and affiliates, taken together, since the end of the Corporation's fiscal year on December 31, 2005; and

(d) the Corporation's consent to the use by the Selling Firms of such documents in connection with the Distribution of the Securities in the Qualifying Jurisdictions in compliance with the provisions of this offering.

9. The purchase of the Securities under this Agreement shall take place at 8:30 a.m., Toronto time, on April 12, 2006 at the offices of Blake, Cassels & Graydon LLP, 23rd floor, Commerce Court West, Toronto, or on such other date not later than May 12, 2006 and such other time as may be agreed upon in writing between the Corporation and the Underwriters (any such date being referred to herein as the "Closing Date" and any such time being referred to herein as the "Closing Time") pursuant to which, among other things, the Corporation shall receive, by electronic funds transfer or other means of providing immediately available funds in Canadian dollars, payable in Toronto to the Corporation (or as it may otherwise direct to the Underwriters), the Purchase Price less the Underwriters' Fee.

10. The Underwriters' obligations under this Agreement are conditional upon and subject to the Underwriters receiving at the Closing Time:

(a) one global book entry form of certificate representing the Securities registered in the name of "CDS & Co." or such other name as the Underwriters may notify to the Corporation in writing not less than 48 hours prior to the Closing Time, against payment to the Corporation, or as the Corporation may direct to the Underwriters in writing not less than 48 hours prior to the Closing Time, of the Purchase Price in the manner contemplated in paragraph 9 above. The certificate in global form representing the Securities shall be delivered by RBCCM to the Canadian Depository for Securities Limited ("CDS"), together with a direction to CDS with respect to the crediting of Securities to the accounts of the participants of CDS;

(b) the Underwriters' Fee as contemplated in paragraph 9 above;

(c) a certificate, dated the Closing Date and signed by the Vice-President, Finance, Canada, of the Corporation or such other officers of the Corporation as may be acceptable to the Underwriters, certifying that (i) the Corporation has complied with all terms and conditions of this Agreement to be complied with by the Corporation at or prior to the Closing Time; (ii) the representations and warranties of the Corporation contained herein are true and correct as of the Closing Time; (iii) no order, ruling or determination having the effect of ceasing or suspending trading in the Securities or any other securities of the Corporation has been issued and no proceedings for such purpose are pending or, to the best of the knowledge, information and belief of the persons signing such certificate, are contemplated or threatened; (iv) there has been, since December 31, 2005 no material adverse change, financial or otherwise (except as publicly disclosed), in the business, financial condition, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation, and its subsidiaries, taken together; (v) the Prospectus, as amended by any Prospectus Amendment, does not contain, as of the Closing Date, any misrepresentation (within the meaning of Canadian securities laws); and (vi) such other matters as the Underwriters may reasonably request;

(d) a comfort letter from Deloitte & Touche LLP, Chartered Accountants dated the date of delivery and acceptable in form and substance to the Underwriters bringing the information contained in the comfort letter or letters referred to in clause 6(f) hereof forward to the Closing Time, provided that such comfort letter shall be based on a review by such auditors having a cut-off date not more than two business days prior to the Closing Date;

(e) a favourable legal opinion addressed to the Underwriters, dated the Closing Date, from the Corporation's counsel, Blake, Cassels & Graydon LLP as to matters governed by the laws of Ontario, Québec, Alberta and British Columbia and the federal laws of Canada applicable therein, and from the Corporation's in-house counsel and local counsel as to matters governed by the laws of other jurisdictions

or relating to the Corporation's subsidiaries, with respect to the incorporation, existence and corporate power and authority of the Corporation and each of its subsidiaries; that the Corporation and each of its subsidiaries are duly licensed to carry on their business in the jurisdictions where such business is carried on; the creation, authorization, issue and sale of the Securities; the form of certificate representing the Securities and due appointment of the registrar and transfer agent in respect of the Securities; the due authorization, execution, delivery and enforceability of this Agreement; the conformity of the attributes of the Securities to those set out in Schedule "A" hereto and the consistency in all material respects with the description of the Securities set forth in the Prospectus; the reporting issuer status of the Corporation under the securities legislation of each of the Qualifying Jurisdictions; the listing of the Securities on the Toronto Stock Exchange; the fulfilment of and compliance with the terms and conditions hereof and applicable securities and other laws in connection with the sale of the Securities to the Underwriters; the obtaining of all necessary approvals in connection with the sale of the Securities to the Underwriters; that the statements set out under "Certain Canadian Federal Income Tax Considerations" in the Prospectus are a fair summary of the Canadian Federal income tax considerations applicable to purchasers of Securities; compliance with the laws of Québec relating to the use of the French language and such other matters as the Underwriters or their counsel may reasonably request, it being further understood that the Corporation's counsel and the Underwriters' counsel may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Corporation's officers or of the auditors of the Corporation;

(f) a favourable legal opinion addressed to the Underwriters, dated the Closing Date, from the Underwriters' counsel as to matters governed by the laws of Ontario, Québec and Alberta with respect to the validity of the offering and sale of the Securities and such other matters referred to in (e) above as the Underwriters may reasonably request; it being understood that Underwriters' counsel may rely on the opinion of the Corporation's counsel, the Corporation's in-house counsel and local counsel as to matters which specifically relate to the Corporation or any of its subsidiaries or as to matters governed by the laws of other jurisdictions; and

(g) a letter from each of S&P and DBRS dated the Closing Date confirming that the Securities are then rated P-1 (Low) Canadian national scale and A- Global scale preferred stock rating by S&P, and Pfd-1 (low) n with a Stable trend by DBRS; and

(h) evidence satisfactory to the Underwriters that the Securities are listed for trading on the Toronto Stock Exchange.

11. The Corporation shall elect, in the manner and within the time period provided under the *Income Tax Act* (Canada), under section 191.2 of such Act or any successor or replacement provisions of similar effect, and will take all other necessary action thereunder, to pay tax at a rate such that the holders of the Securities will not be required

to pay tax on dividends received on the Securities under section 187.2 of Part IV.1 of such Act or any successor or replacement provisions of similar effect.

12. The Corporation shall protect and indemnify each of the Underwriters and such Underwriter's directors, officers and employees (the "Indemnified Parties") from and against all losses (other than losses of profit in connection with the resale of the Securities), claims, costs (including, without limitation, reasonable legal fees and disbursements), damages and liabilities (collectively, "claims") caused by or arising directly or indirectly by reason of:

(a) any information or statement (except any information or statement furnished by and relating solely to the Underwriters) contained or incorporated by reference in the Preliminary Prospectus, the Prospectus or any Prospectus Amendment or in any other document or material filed or delivered pursuant hereto being or being alleged to be a misrepresentation (as defined in applicable securities laws) or untrue or any omission or alleged omission to state therein any fact or information (except facts or information relating solely to the Underwriters) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made; or

(b) any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority or by any other competent authority, based upon any untrue statement, omission or misrepresentation (as defined in applicable securities laws) or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Underwriters) contained or incorporated by reference in the Preliminary Prospectus, the Prospectus or any Prospectus Amendment or in any other document or material filed or delivered pursuant hereto (except any document or material delivered or filed solely by the Underwriters) preventing or restricting the trading in or the sale or Distribution of the Securities or any of them or any other securities of the Corporation in any of the Qualifying Jurisdictions;

other than any claim caused by or arising directly or indirectly by reason of the breach by any such Underwriter of any of its covenants herein provided for or of applicable securities or other laws in connection with any of the transactions contemplated herein.

If any claim contemplated by this paragraph shall be asserted against any of the Indemnified Parties, or if any potential claim contemplated by this paragraph shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify the Corporation as soon as possible of the nature of such claim (provided that any failure to so notify shall not affect the Corporation's liability under this paragraph, except to the extent that such failure significantly prejudices the proceedings) and the Corporation shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce such claim; provided that the defence shall be through legal counsel acceptable to the Indemnified Party acting reasonably.

No admission of liability shall be made by the Corporation or the Indemnified Party without, in each case, the prior written consent of all the parties hereto, such consent not to be unreasonably withheld. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Corporation fails to assume the defence of such suit on behalf of the Indemnified Party within 10 business days of receiving notice of such suit; (ii) the employment of such counsel has been authorized by the Corporation; or (iii) the named parties to any such suit include both the Indemnified Party and the Corporation and the Indemnified Party shall have been advised by counsel that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Corporation, in which case the Corporation shall not have the right to assume the defence of such suit on behalf of the Indemnified Party but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party. The Corporation shall not be liable under this paragraph to pay the fees and expenses of more than one law firm in any one jurisdiction acting as counsel on behalf of one or more Indemnified Parties. The Corporation hereby constitutes the Underwriters trustees for the Underwriters' directors, officers and employees for the covenants of the Corporation under this paragraph 12 with respect to the Underwriters' directors, officers and employees and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

13. In order to provide for just and equitable contribution in circumstances in which the indemnity provided in paragraph 12 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by any party defined in such paragraph to be an "Indemnified Party" or enforceable otherwise than in accordance with its terms, the Corporation and all such Indemnified Parties shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses (other than loss of profits) of the nature contemplated in paragraph 12 and suffered or incurred by such Indemnified Parties provided, however, that the Underwriters shall be responsible in the aggregate for that portion represented by the percentage that the aggregate fee payable by the Corporation to the Underwriters hereunder bears to the Purchase Price of the Securities, and the Corporation shall be responsible for the balance, whether or not it has been sued or sued separately, provided that:

(a) the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of such aggregate fee or any portion thereof actually received; and

(b) no person who has engaged in any fraud, fraudulent misrepresentation or gross negligence shall be entitled to contribution from any person who has not engaged in such fraud, fraudulent misrepresentation or gross negligence.

If the Corporation is held to be entitled to contribution from the Underwriters under the provisions of any statute or law, the Corporation shall be limited to receiving contribution in an amount not exceeding the lesser of (i) the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as

determined by the foregoing provisions, and (ii) the amount of the fees actually received by the Underwriters from the Corporation.

The rights to contribution provided in this paragraph 13 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law. If the Underwriters have reason to believe that a claim for contribution may arise, they shall give the Corporation notice thereof in writing, but the failure to notify the Corporation in a timely fashion shall not relieve the Corporation of any obligation which it may have to the Indemnified Parties under this paragraph, except to the extent that such failure significantly prejudices the proceedings or increases the liability which the Corporation would otherwise have hereunder.

14. Whether or not the transactions herein contemplated shall be completed, all reasonable expenses of or incidental to the authorization, issue, delivery and sale of the Securities and of or incidental to all other matters in connection with the transactions herein set out shall be borne by the Corporation. Notwithstanding the foregoing, the fees and disbursements of Underwriters' counsel and the Underwriters' out-of-pocket expenses shall be borne by the Underwriters, except that the Underwriters shall be reimbursed by the Corporation for all of these fees, disbursements and expenses, to the extent they are reasonable, if the sale of the Securities is not completed other than by reason of default by the Underwriters.

15. The Underwriters shall deliver to the Corporation a certificate not less than 48 hours prior to the Closing Time certifying the sales of the Securities made to institutional investors and the percentage sales made to retail investors for purposes of calculating the Underwriters' Fee.

16. In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, at the Underwriter's option, to terminate and cancel, without any liability on the Underwriter's part, the Underwriter's obligations under this Agreement:

(a) if, during the period from the date of this Agreement to the Closing Time, any inquiry, action, suit, investigation or other proceeding, whether formal or informal, is instituted, threatened or announced or commenced or any order is issued under or pursuant to any statute of Canada or any of the Qualifying Jurisdictions, or otherwise, or there is any change of law, which operates or would in the reasonable opinion of the Underwriter operate, to prevent or restrict the distribution of or trading in or involving the Securities or any other securities of the Corporation;

(b) if, during the period from the date of this Agreement to the Closing Time, there shall have occurred or the Corporation shall have notified the Underwriters that there has occurred any material adverse change, or adverse change of material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact), financial or otherwise, in the business, financial condition, affairs, operations, assets, liabilities (contingent

or otherwise) or capital of the Corporation and its subsidiaries taken together (including any notice provided under paragraph 5) which was undisclosed as of the date of this Agreement and such change in the reasonable opinion of the Underwriter would be expected to have an adverse effect on the market price or value of the Securities;

(c) if, during the period from the date of this Agreement to the Closing Time, there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, or any action, government law or regulation, inquiry or other occurrence of any nature whatsoever which materially adversely affects, or may in the reasonable opinion of the Underwriter be expected to materially adversely affect, Canadian financial or equity markets or the business, operations or affairs of the Corporation and its subsidiaries taken together; or

(d) if there has been and remains at the Closing Time an adverse change in the assigned ratings on the Securities by DBRS or S&P, or if DBRS or S&P shall have issued a ratings alert for a potential downgrade of such ratings that remains outstanding at the Closing Time;

by giving the Corporation written notice to that effect at or prior to the Closing Time. If any Underwriter terminates the Underwriter's obligations hereunder pursuant to this paragraph 16, the Corporation's liability hereunder to such Underwriter shall be limited to the Corporation's obligations under paragraphs 12, 13 and 14 hereof. The right of each of the Underwriters to so terminate its respective obligations under this Agreement is in addition to such other remedies as it has in respect of any default, act or failure to act of the Corporation in respect of any matters contemplated by this Agreement.

17. All steps which must or may be taken by the Underwriters in connection with this Agreement, with the exception of steps contemplated by paragraphs 13, 16 and 19 hereof (and with the exception of any admission of liability contemplated in paragraph 12), may be taken by RBCCM on the Underwriters' behalf and the Corporation may accept notification of any such steps from, and may deliver the certificates representing the Securities to or to the order of, RBCCM.

18. Subject to the terms of this Agreement, the Underwriters' obligations under this Agreement to purchase the Securities shall be several and not joint and several and the liability of each of the Underwriters to purchase the Securities shall be limited to the following percentages of the aggregate purchase price of the Securities, as set forth herein:

RBC Dominion Securities Inc.	20%
BMO Nesbitt Burns Inc.	17%
Scotia Capital Inc.	17%
CIBC World Markets Inc.	12%

TD Securities Inc.	12%
National Bank Financial Inc.	10%
HSBC Securities (Canada) Inc.	5%
Merrill Lynch Canada Inc.	5%
Desjardins Securities Inc.	2%

Nothing herein shall oblige the Corporation to sell to any or all of the Underwriters or the Underwriters to purchase less than all of the aggregate amount of the Securities or shall relieve any Underwriter in default hereunder from liability to the Corporation or the other Underwriters. If one or more of the Underwriters fails to purchase its or their applicable percentages of the aggregate amount of the Securities at the Closing Time, the other Underwriter or Underwriters shall have the right, but shall not be obliged, to purchase on a pro-rata basis (or such other basis as they may agree) all, but not less than all, of the Securities which would otherwise have been purchased by the Underwriter or Underwriters which fail to purchase. In the event that such right is not exercised and the Corporation chooses to sell less than all of the Securities, the Underwriter or Underwriters which is or are able and willing to purchase their respective percentage of Securities shall be relieved of all obligations to the Corporation with respect to the balance of the Securities hereunder in excess of their respective percentages; if the Corporation does not so choose, then this Agreement shall terminate and the Underwriters which are able and willing to purchase their respective percentage of Securities shall be relieved of all obligations to the Corporation on submission to the Corporation of reasonable evidence of their ability and willingness to fulfil their obligations hereunder at the Closing Time and the Corporation shall be relieved of all obligations to the Underwriters, except in respect of any liability which may have arisen or may thereafter arise under paragraphs 12, 13 and 14.

19. All representations, warranties, terms and conditions of this Agreement shall also be construed as conditions, and any breach or failure to comply with any such representations, warranties, terms or conditions shall entitle any of the Underwriters, without limitation of any other remedies of the Underwriters, to terminate such Underwriter's obligations to purchase Securities by giving written notice to that effect to the Corporation at or prior to the Closing Time. It is understood that the Underwriters may waive in whole or in part, or extend the time, for compliance with, any of such representations, warranties, terms and conditions without prejudice to the Underwriters' rights in respect of any other of such representations, warranties, terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

20. The representations, warranties, covenants, obligations and agreements of the parties contained herein or delivered pursuant hereto shall survive the purchase by the Underwriters of the Securities and shall continue in full force and effect notwithstanding any subsequent disposition by the Underwriters of the Securities. The Underwriters shall be entitled to rely on the representations and warranties of the Corporation contained herein or delivered pursuant hereto notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters' behalf.

21. Any notice or other communication to be given hereunder shall, in the case of notice to the Corporation, be addressed to the Corporation at 100 Osborne Street North, Winnipeg, Manitoba, R3C 3A5, Attention: Vice-President, Finance, Canada, and, in the case of notice to the Underwriters, be addressed to RBCCM and to the persons indicated on Schedule "B" hereto, at the address therein set out. Any such notice or other communication shall be in writing, and unless delivered personally to a responsible officer of the addressee, shall be given by courier service or fax, and shall be deemed to have been received, if given by fax, on the day of sending (if such day is a business day and, if not, on the next day following the sending thereof) and, if given by courier service, on the next business day following the sending thereof.

22. Time shall be of the essence of this Agreement.

23. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the courts of such province shall have exclusive jurisdiction over any dispute hereunder.

24. The Corporation shall not sell, or announce its intention to sell, nor authorize or issue, or announce its intention to authorize or issue, any preferred shares or securities convertible or exchangeable for or exercisable into preferred shares, other than the Securities, at any time commencing on the date of this Agreement and ending 60 days after the Closing Date without the prior written consent of RBCCM on behalf of the Underwriters.

25. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements (including the letter agreement between the Corporation and RBCCM dated the date hereof), understandings, negotiations and discussions, whether oral or written.

[Remainder of page intentionally left blank]

26. This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

If the foregoing is acceptable to the Corporation, please signify such acceptance on the duplicates of this letter and return such duplicates to RBCCM, which accepted offer shall constitute the contract for the purchase by us and sale by the Corporation of the Securities referred to herein and shall constitute a binding agreement among us.

Yours very truly,

RBC DOMINION SECURITIES INC.

By: *"Barry Nowoselski"*
Name: Barry Nowoselski

BMO NESBITT BURNS INC.

By: *"Bradley Hardie"*
Name: Bradley J. Hardie

SCOTIA CAPITAL INC.

By: *"David Skurka"*
Name: David Skurka

CIBC WORLD MARKETS INC.

By: *"Donald Fox"*
Name: Donald A. Fox

TD SECURITIES INC.

By: *"David Beattie"*
Name: David Beattie

NATIONAL BANK FINANCIAL INC.

By: *"Jay Lewis"*
Name: Jay Lewis

HSBC SECURITIES (CANADA) INC.

By: *"Catherine Code"*
Name: Catherine J. Code

MERRILL LYNCH CANADA INC.

By: *"Marianne Harris*
Name: Marianne Harris

DESJARDINS SECURITIES INC.

By: *"Thomas Jarmai"*
Name: Thomas L. Jarmai

ACCEPTED AND AGREED to this 30th
day of March, 2006.

GREAT-WEST LIFECO INC.

By: *"Raymond McFeetors"*
Name Raymond L. McFeetors
President and Chief Executive Officer

By: *"William Lovatt"*
Name William W. Lovatt
Vice-President, Finance, Canada

Schedule "A"

Non-Cumulative First Preferred Shares, Series I (the "Preferred Shares Series I")

Issuer:	Great-West Lifeco Inc. (the "Issuer")
Amount:	$300,000,000 (12,000,000 Preferred Shares Series I).
Price:	$25.00 per Preferred Share Series I.
Dividend Rate:	4.50%
Dividend:	Fixed, non-cumulative, preferential cash dividends of $0.28125 per Preferred Share Series I (4.50% per annum) will be payable quarterly on or about the last day of March, June, September and December. The initial dividend, if declared, of $0.24349 will be payable on June 30, 2006 based on an anticipated closing date of April 12, 2006.
Redemption for Cash:	The Preferred Shares Series I will not be redeemable by the Issuer prior to June 30, 2011. On and after this date, the Preferred Shares Series I will be redeemable in whole or in part at the Issuer's option on at least 30 days' and not more than 60 days' notice for $26.00 per Preferred Share Series I if redeemed during the 12 months commencing June 30, 2011, $25.75 per Preferred Share Series I if redeemed during the 12 months commencing June 30, 2012, $25.50 per Preferred Share Series I if redeemed during the 12 months commencing June 30, 2013, $25.25 per Preferred Share Series I if redeemed during the 12 months commencing June 30, 2014, and $25.00 per Preferred Share Series I if redeemed on or after June 30, 2015, in each case together with declared and unpaid dividends.
Purchase for Cancellation:	The Issuer will be entitled to purchase Preferred Shares Series I for cancellation at the lowest price or prices at which, in the opinion of the board of directors of the Issuer, such shares are obtainable.
Voting Rights:	Consistent with existing First Preferred Shares issued and outstanding by the Issuer
Priority:	The Preferred Shares Series I will rank on a parity with First Preferred Shares of all other series and prior to the Common Shares as to the payment of dividends and the distribution of assets on dissolution, liquidation or winding-up of the Issuer.

Listing:	Application will be made to list the Preferred Shares Series I on The Toronto Stock Exchange.
Eligibility:	Eligible for RRSPs, RESPs, RRIFs and DPSPs.
Provisional Ratings:	DBRS: Pfd-1 (low) n
	S&P: P-1 (Low)
Tax Status:	The Issuer will elect to pay tax under Part VI.1 such that no Part IV.1 tax is payable by purchasers.
Underwriting Basis:	"Bought Deal" subject to conventional "bought deal" termination provisions to be included in a definitive underwriting agreement as set out in Schedule C to the March 30, 2006 letter agreement between Great-West Lifeco Inc. and RBC Dominion Securities Inc.
Underwriting Fee:	1.0% to certain specified institutions by closing and 3.0% on all other sales.
Lead Underwriter:	RBC Dominion Securities Inc.
Syndicate:	Subject to the formation of a mutually agreeable syndicate.
Closing:	April 12, 2006.

Schedule "B"

UNDERWRITERS

RBC Dominion Securities Inc.
200 Bay Street, 4th Floor
South Tower
Toronto, ON M5J 2W8

Attention: Barry Nowoselski

BMO Nesbitt Burns Inc.
1 First Canadian Place
P.O. Box 150
Toronto, ON M5X 1H3

Attention: Bradley J. Hardie

Scotia Capital Inc.
Scotia Plaza, 66th Floor
40 King Street West
Box 4085, Station "A"
Toronto, ON M5W 2X6

Attention: David Skurka

CIBC World Markets Inc.
161 Bay Street
6th Floor
Toronto, ON M5J 2S8

Attention: Donald A. Fox

TD Securities Inc.
66 Wellington Street West
Toronto-Dominion Tower
8th Floor
Toronto, ON M5K 1A2

Attention: David Beattie

National Bank Financial Inc.
The Exchange Tower
130 King Street West, Suite 3200
Toronto, ON M5X 1J9

Attention: Jay Lewis

HSBC Securities (Canada) Inc.
66 Wellington St. W., Suite 5300
Toronto-Dominion Centre
Toronto-dominion Bank Tower
Toronto, ON M5K 1E7

Attention: Catherine J. Code

Merrill Lynch Canada Inc.
BCE Place, Wellington Tower
181 Bay Street
4th & 5th Floors
Toronto, ON M5J 2V8

Attention: Marianne Harris

Desjardins Securities Inc.
2, Complexe Desjardins
East Tower, 15th floor
Desjardins Station
Montréal , QC H5B 1J2

Attention: Thomas L. Jarmai

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered hereunder have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws. These securities may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S to the 1933 Act). See "Plan of Distribution".

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President, General Counsel & Secretary of Great-West Lifeco Inc. at 100 Osborne Street North, Winnipeg, Manitoba R3C 3A5, telephone: (204) 946-1190, and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Vice-President, General Counsel & Secretary of Great-West Lifeco Inc. at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.*

Short Form Prospectus

New Issue | *April 6, 2006*

GREAT-WEST LIFECO INC.

$300,000,000
(12,000,000 shares)
4.50% Non-Cumulative First Preferred Shares, Series I

The 4.50% Non-Cumulative First Preferred Shares, Series I (the "Series I First Preferred Shares") will be entitled to fixed non-cumulative preferential cash dividends, if, as and when declared by the Board of Directors, at a rate equal to $1.125 per share per annum. The initial dividend, if declared, will be payable June 30, 2006, and will be $0.24349 per share, based upon an anticipated closing date of April 12, 2006. Thereafter, dividends will be payable quarterly on the last day of March, June, September and December in each year at a rate of $0.28125 per share. Certain provisions relating to the Series I First Preferred Shares are summarized under "Details of the Offering".

On and after June 30, 2011, Great-West Lifeco Inc. ("Great-West Lifeco" or the "Corporation") may, on not less than 30 nor more than 60 days' notice, redeem for cash the Series I First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to June 30, 2012, $25.75 per share if redeemed on or after June 30, 2012 and prior to June 30, 2013, $25.50 per share if redeemed on or after June 30, 2013 and prior to June 30, 2014, $25.25 per share if redeemed on or after June 30, 2014 and prior to June 30, 2015 and $25.00 per share if redeemed on or after June 30, 2015, in each case together with all declared and unpaid dividends to but excluding the date of redemption. See "Details of the Offering".

RBC Dominion Securities Inc., BMO Nesbitt Burns Inc, Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., HSBC Securities (Canada) Inc., Merrill Lynch Canada Inc. and Desjardins Securities Inc. (collectively, the "Underwriters") have agreed to purchase the Series I First Preferred Shares from the Corporation subject to the terms and conditions set forth in the underwriting agreement referred to under "Plan of Distribution" (the "Underwriting Agreement"). In connection with this offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Series I First Preferred Shares at a level above that which might otherwise prevail in the open market.

There is currently no market through which these securities may be sold and purchasers may not be able to resell securities purchased under the short form prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See "Risk Factors". The Toronto Stock Exchange (the "TSX") has conditionally approved the listing of the Series I First Preferred Shares. Listing is subject to the Corporation fulfilling all of the requirements of the TSX on or before June 28, 2006.

The Corporation's head and registered office is located at 100 Osborne Street North, Winnipeg, Manitoba, Canada R3C 3A5.

Price: $25.00 per share to yield 4.50%

	Price to Public	Underwriters' Fee (1)	Net Proceeds to the Corporation (1)(2)
Per Series I First Preferred Share	$25.00	$0.75	$24.25
Total	$300,000,000	$9,000,000	$291,000,000

(1) The Underwriters' fee is $0.25 for each Series I First Preferred Share sold to certain exempt institutions and $0.75 for all other Series I First Preferred Shares which are sold. The Underwriters' fee set forth in the table assumes that no Series I First Preferred Shares are sold to such institutions.

(2) Before deduction of the expenses of this issue, estimated at $300,000, which together with the Underwriters' fee will be paid from the proceeds of this offering.

The Underwriters may offer the Series I First Preferred Shares at a price lower than that stated above. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Series I First Preferred Shares subject to prior sale, if, as and when issued by Great-West Lifeco and accepted by them in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of Great-West Lifeco by Blake, Cassels & Graydon LLP, and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP.

Closing of this offering is expected to take place on April 12, 2006 or such other date not later than May 12, 2006 as may be agreed upon (the "Closing Date"). Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. A book-entry only certificate representing the Series I First Preferred Shares distributed hereunder will be issued in registered form only to The Canadian Depository for Securities Limited ("CDS"), or its nominee, and will be deposited with CDS on the closing of this offering. A purchaser of the Series I First Preferred Shares will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the shares are purchased.

Table of Contents

Forward-Looking Information and Non-GAAP Financial Measures

This prospectus and documents incorporated by reference, including comments made regarding Great-West Lifeco's financial outlook for 2006, contain forward-looking statements about Great-West Lifeco, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as ''expects'', ''anticipates'', ''intends'', ''plans'', ''believes'', ''estimates'' or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Great-West Lifeco action, is also a forward-looking statement. Statements made by Great-West Lifeco in regards to the expected impact of foreign exchange translation rates in 2006 are forward-looking statements. Such statements and other forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about Great-West Lifeco, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by Great-West Lifeco due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and Great-West Lifeco's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, Great-West Lifeco has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

This prospectus and documents incorporated by reference may also contain non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to ''adjusted net income'', ''earnings before adjustments'', ''net income before adjustments'' and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

Eligibility for Investment

In the opinion of Blake, Cassels & Graydon LLP and Osler, Hoskin & Harcourt LLP, the Series I First Preferred Shares, if issued on the date hereof, would be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Great-West Lifeco Inc.

The following chart summarizes Great-West Lifeco's corporate structure as at the date hereof, including its interests in its material subsidiaries. Unless otherwise indicated, all such subsidiaries are incorporated or have been continued under the laws of Canada. Great-West Lifeco beneficially owns, or exercises control or direction over, 100% of the voting securities of each such subsidiary. As at the date of this short form prospectus Great-West Lifeco also owned less than 1% of the non-voting securities of The Great-West Life Assurance Company ("Great-West Life").



Great-West Lifeco Inc.
The Great-West Life Assurance Company
GWL&A Financial Inc. (Delaware)
Canada Life Financial Corporation
London Insurance Group Inc.
Great-West Life Annuity & Insurance Company (Colorado)
The Canada Life Assurance Company
London Life Insurance Company

Great-West Lifeco is a financial services holding company with interests in the life insurance, health insurance, investment and retirement savings and reinsurance businesses, primarily in Canada, the United States and Europe. Its major operating subsidiaries are Great-West Life and London Life Insurance Company ("London Life") in Canada, The Canada Life Assurance Company ("Canada Life") in Canada and in Europe, and Great-West Life & Annuity Insurance Company ("GWL&A") in the United States. Great-West Lifeco and its subsidiaries have approximately $177 billion in assets under administration, and as at December 31, 2005, had approximately 18,500 employees worldwide. Great-West Lifeco currently has no other holdings, and currently carries on no businesses or activities, that are unrelated to its holdings in Great-West Life, London Life, Canada Life, GWL&A and their subsidiaries. However, Great-West Lifeco is not restricted to investing in those companies, and may make other investments in the future.

Great-West Life, London Life and Canada Life offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations. They provide a wide range of retirement savings and income plans, as well as life, disability and critical illness insurance for individuals and families. As a leading provider of employee benefits in Canada, Great-West Life offers effective benefit solutions for large and small employee groups.

GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. Headquartered in Denver, Colorado, GWL&A serves its customers nationwide through a range of healthcare and financial products and services marketed through brokers, consultants and group representatives, and through marketing partnerships with other financial institutions.

The businesses of Great-West Lifeco are grouped into reportable segments as follows:

Canada

The Canadian segment includes the Canadian businesses operated by Great-West Life, London Life and Canada Life. There are two primary business units included in this segment. Through its Group Insurance business unit, Great-West Lifeco provides life, health, disability and creditor insurance products to group clients in Canada. Through its Individual Insurance & Investments Products business unit, Great-West Lifeco provides life, disability and critical

illness insurance products to individual clients, as well as accumulation and payout annuity products for both group and individual clients in Canada.

Europe

The European segment is broadly organized along geographically defined market segments and offers a wide range of protection and wealth management products and reinsurance. The segment is comprised of two distinct business units: Insurance and Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Europe. The Insurance and Annuities business is conducted through Canada Life and its subsidiaries. The Reinsurance business is conducted through Canada Life, London Reinsurance Group Inc. (''LRG''), a subsidiary of London Life, and their respective subsidiaries. Through the Insurance and Annuities business unit, Canada Life offers a portfolio of protection and wealth management products, with a focus on payout annuities, savings and group insurance in the United Kingdom, and savings and individual protection products in the Isle of Man. The core products offered in Ireland are individual insurance, savings and pension products. The German operation focuses on pension products. Through the Reinsurance business unit, Canada Life and LRG provide a product portfolio consisting of life, annuity and property and casualty reinsurance.

United States

The United States segment includes the operations of GWL&A as well as the United States branch operations of Great-West Life and Canada Life. This segment includes two primary business units. Through the Healthcare business unit, GWL&A provides employers in the United States with a comprehensive line of employee benefit products and services, including health plans, flexible spending account administration, dental and vision plans, life insurance benefits, and short and long-term disability coverage. Through the Financial Services business unit, GWL&A provides an array of financial security products, including employer-sponsored defined contribution retirement plans, deferred compensation plans, and corporate 401(k) plans for a variety of markets. It also provides annuity and life insurance products for individuals, families and corporate executives.

Corporate

The corporate segment includes various activities not specifically associated with other business units.

As at the date of this short form prospectus, Power Financial Corporation controlled, directly or indirectly, approximately 74.80% of the outstanding common shares of Great-West Lifeco, representing approximately 65% of the voting rights attached to all of the outstanding voting shares of the Corporation.

From time to time, Great-West Lifeco and its subsidiaries evaluate existing businesses, products and services, and such review could result in Great-West Lifeco or its subsidiaries disposing of or acquiring businesses or offering new, or discontinuing existing, products and services. In the ordinary course of their operations Great-West Lifeco and its subsidiaries consider and discuss with third parties the purchase or sale of businesses or business segments. If effected, such transactions could be material to Great-WestLifeco in size or scope, and could result in changes in the value of the securities of Great-West Lifeco, including the Series I First Preferred Shares offered hereby.

Use of Proceeds

The net proceeds from the sale of the Series I First Preferred Shares offered hereunder will amount to approximately $290,700,000 after deducting the Underwriters' fee and estimated expenses of the issue. The Underwriters' fee and the expenses of the issue will be paid out of the proceeds of this offering. The net proceeds of this offering will be used by the Corporation for general corporate purposes.

Details of the Offering

The authorized capital of the Corporation consists of an unlimited number of First Preferred Shares, an unlimited number of Class A Preferred Shares, an unlimited number of Second Preferred Shares and an unlimited number of Common Shares.

The First Preferred Shares of the Corporation may be issued in one or more series with such rights, privileges, restrictions and conditions as the Board of Directors of the Corporation designates. The Board of Directors of the Corporation has designated 8,000,000 of the First Preferred Shares as Series D First Preferred Shares, 24,000,000 of the

First Preferred Shares as Series E First Preferred Shares, 8,000,000 of the First Preferred Shares as Series F First Preferred Shares, 12,000,000 of the First Preferred Shares as Series G First Preferred Shares and 12,000,000 of the First Preferred Shares as Series H First Preferred Shares, of which as at the date of this short form prospectus 7,978,900 Series D First Preferred Shares, 23,499,915 Series E First Preferred Shares, 7,957,001 Series F First Preferred Shares, 12,000,000 Series G First Preferred Shares and 12,000,000 Series H First Preferred shares are issued and outstanding.

Great-West Lifeco considers the Series I First Preferred Shares to be core capital. If the Corporation determines to redeem the Series I First Preferred Shares in full, it intends to replace the Series I First Preferred Shares with securities ranking pari passu or junior to the Series I First Preferred Shares, issued on or before a day that is not more than three months prior to the date of the redemption of the Series I First Preferred Shares.

The following is a summary of certain provisions of the First Preferred Shares as a class and of the Series I First Preferred Shares.

Certain Provisions of the First Preferred Shares as a Class

Priority

With respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the First Preferred Shares of each series rank on a parity with the First Preferred Shares of every other series and with the Class A Preferred Shares and in priority to the Second Preferred Shares, the Common Shares and any other shares ranking junior to the First Preferred Shares. On such a distribution, the rights of the holders of the First Preferred Shares of each series will be subject to the prior satisfaction of all claims of all creditors of the Corporation and of holders of shares of the Corporation ranking prior to the First Preferred Shares.

Approval by First Preferred Shareholders

In addition to any shareholder approvals required by applicable law, the approval of the holders of the First Preferred Shares as a class, given in the manner described under ''Modification'' below, is required to delete, add to or vary any right, privilege, preference, restriction or condition attaching to the First Preferred Shares as a class.

Voting Rights

Subject to the temporary voting rights discussed below, the holders of First Preferred Shares of any series shall not be entitled to notice of or to attend or to vote at any meeting of the Corporation or of its shareholders except as may be specifically provided in the provisions attaching to the First Preferred Shares of such series.

Modification

The approval of all deletions from or additions to or variations of the provisions of the First Preferred Shares as a class and any other approval required to be given by the holders of the First Preferred Shares may be given by a resolution passed by an affirmative vote of at least two-thirds of the votes cast at a general meeting of the holders of First Preferred Shares duly called for that purpose. On any vote held in respect of such a resolution, holders of First Preferred Shares will be entitled to one vote per share. The formalities to be observed in respect of the giving of notice of any such meeting or any adjourned meeting and the conduct thereof will be those from time to time prescribed by the *Canada Business Corporations Act* (as from time to time amended, varied or replaced) and the by-laws of the Corporation with respect to meetings of shareholders.

Temporary Rights and Obligations

Section 411 of the *Insurance Companies Act* (''ICA'') requires that certain insurance companies, including Great-West Life, have voting shares carrying at least 35% of the voting rights attached to all of the outstanding shares of the insurance company beneficially owned by persons other than a ''major shareholder'' of the company (or an entity controlled by a major shareholder) (the ''Public Voting Requirement''). The ICA provides that a person is a major shareholder of the company where (A) the aggregate of: (i) any voting shares of a class beneficially owned by the person and (ii) any voting shares of a class beneficially owned by entities controlled by the person, exceeds 20% of all the outstanding shares of that class or (B) the aggregate of (i) any non-voting shares of a class beneficially owned by the person and (ii) any non-voting shares of a class beneficially owned by entities controlled by the person, exceeds 30% of all the outstanding shares of that class.

As permitted by the ICA, the Public Voting Requirement applicable to Great-West Life has been satisfied by the Corporation by provisions in the Corporation's articles relating to, among other things, the attachment of voting rights to the First Preferred Shares and constraints on the issue and transfer of the First Preferred Shares. Such provisions currently apply to the First Preferred Shares and will continue to apply until the earlier of the date that: (i) Great-West Life satisfies the Public Voting Requirement in some other manner; (ii) Great-West Life is not required to satisfy the Public Voting Requirement; or (iii) the Board of Directors of the Corporation determines that it is no longer in the best interests of the Corporation to satisfy the Public Voting Requirement, and the Board of Directors has thereafter removed such voting rights (such period of time, the ''Temporary Period''). The temporary rights and obligations of the holders of First Preferred Shares during the Temporary Period are set out below.

Temporary Voting Rights and Restrictions

Holders of First Preferred Shares shall be entitled to receive notice of and to attend all meetings of holders of voting shares of the Corporation during the Temporary Period other than meetings of holders of a class or series of a class of shares at which such holders are entitled to vote separately as a class or series of a class. Each First Preferred Share, from time to time, shall carry that number of votes calculated based on a formula set out in the articles of the Corporation. The formula provides that the number of votes that can be cast by holders of Common Shares and holders of First Preferred Shares, who (i) do not hold a Significant Interest, for the purposes of the ICA, in the Common Shares as a class or in the First Preferred Shares as a class and (ii) are not controlled by a person who holds a Significant Interest in the Common Shares as a class or in the First Preferred Shares as a class, will equal 35% of the outstanding voting rights attached to all voting shares of the Corporation. There are restrictions on the voting rights attached to First Preferred Shares where a person holds such shares in contravention of the Public Voting Requirement during the Temporary Period. One of these restrictions provides that where First Preferred Shares are held by a person who has a Significant Interest in the First Preferred Shares as a class, or an entity controlled by such person owns any First Preferred Shares, the voting rights attached to the First Preferred Shares of such person or entity may not be exercised.

Temporary Constraint on Issue and Transfer

During the Temporary Period, First Preferred Shares may neither be issued, nor registered in the securities register of the Corporation as transferred, where such issue or transfer would result in a person acquiring a Significant Interest in the First Preferred Shares as a class.

Declaration of Shareholder

To facilitate the monitoring of compliance with the constraints on the issue, transfer and voting rights of the First Preferred Shares, the Board of Directors of the Corporation may, in certain circumstances, require any holder of First Preferred Shares to furnish a declaration as to matters relevant, in the opinion of the Board of Directors, to determine compliance with such share constraints.

Certain Provisions of the Series I First Preferred Shares

Dividends

The holders of the Series I First Preferred Shares will be entitled to receive quarterly non-cumulative preferential cash dividends, if, as and when declared by the Board of Directors, on the last day of March, June, September and December in each year at a rate equal to $0.28125 per share. The initial dividend, if declared, will be payable on June 30, 2006 and will be $0.24349 per share, assuming an issue date of April 12, 2006.

If the Board of Directors of Great-West Lifeco does not declare any dividend or part thereof on the Series I First Preferred Shares on or before the dividend payment date for a particular quarter, then the right of the holders of the Series I First Preferred Shares to such dividend or part thereof for such quarter will be extinguished.

Redemption by the Corporation

The Series I First Preferred Shares will not be redeemable prior to June 30, 2011. Subject to the provisions of any shares of the Corporation ranking prior to or pari passu with the Series I First Preferred Shares, and to the provisions described under ''Restrictions on Dividends on and Retirement of Other Shares'', the Corporation may redeem on or after June 30, 2011 all, or from time to time any, of the then outstanding Series I First Preferred Shares. Such redemption may be made upon payment in cash of the amount of $26.00 per share if redeemed prior to June 30, 2012, $25.75 per share if redeemed on or after June 30, 2012 and prior to June 30, 2013, $25.50 per share if redeemed on or

after June 30, 2013 and prior to June 30, 2014, $25.25 per share if redeemed on or after June 30, 2014 and prior to June 30, 2015, and $25.00 per share if redeemed on or after June 30, 2015, in each case together with an amount equal to all declared and unpaid dividends thereon to but excluding the date of redemption. The Corporation shall provide not less than 30 nor more than 60 days' notice of such redemption to each holder of Series I First Preferred Shares to be redeemed. If less than all of the outstanding Series I First Preferred Shares are at any time to be redeemed, the shares to be redeemed will be selected pro rata (disregarding fractions) or in such manner as the Corporation may determine.

Purchase for Cancellation

Subject to the provisions described under "Restrictions on Dividends on and Retirement of Other Shares", and subject to the provisions of any shares of the Corporation ranking prior to or pari passu with the First Preferred Shares, the Corporation may at any time, or from time to time, purchase for cancellation all or any part of the Series I First Preferred Shares at the lowest price or prices at which such shares are obtainable in the opinion of the Board of Directors of the Corporation.

Restrictions on Dividends on and Retirement of Other Shares

So long as any of the Series I First Preferred Shares are outstanding, the Corporation shall not, without the approval of the holders of the Series I First Preferred Shares given as described under "Modification of Series" below:

(i) declare or pay any dividend (other than stock dividends in shares ranking junior to the Series I First Preferred Shares) on the Common Shares or any other shares of the Corporation ranking junior to the Series I First Preferred Shares;

(ii) except out of the net cash proceeds of an issue of shares of the Corporation ranking junior to the Series I First Preferred Shares, redeem, purchase or otherwise retire or make any return of capital in respect of the Common Shares or other shares of the Corporation ranking junior to the Series I First Preferred Shares;

(iii) redeem, purchase or otherwise retire or make any return of capital in respect of less than all of the Series I First Preferred Shares;

(iv) except pursuant to any purchase obligation, sinking fund, retraction privilege or redemption provisions attaching thereto, redeem, purchase or otherwise retire or make any return of capital in respect of any shares of the Corporation ranking pari passu with the Series I First Preferred Shares; or

(v) except pursuant to any purchase obligation, sinking fund, retraction privilege or redemption provisions attaching thereto or out of the net cash proceeds of an issue of shares of the Corporation ranking junior to the Series I First Preferred Shares, redeem, purchase or otherwise retire or make any return of capital in respect of any shares of the Corporation ranking in priority to the Series I First Preferred Shares;

unless all cumulative dividends then accrued and unpaid up to and including the most recent applicable dividend payment date for the last completed period for which dividends were payable shall have been declared and paid or set apart for payment in respect of each series of cumulative First Preferred Shares, if any, then issued and outstanding and on all other cumulative shares, if any, ranking pari passu with the First Preferred Shares and the dividends for the immediately preceding dividend payment period in respect of each series of non-cumulative First Preferred Shares (including the Series I First Preferred Shares) then issued and outstanding and on all other shares ranking prior to or pari passu with the Series I First Preferred Shares shall have been declared and paid or monies set aside for payment thereof.

Voting Rights

During the Temporary Period, the holders of the Series I First Preferred Shares are entitled to receive notice of and to attend and to vote at any meeting of the shareholders of the Corporation in accordance with the rights of holders of First Preferred Shares as a class and do not have any additional rights in such respect by holding Series I First Preferred Shares. Upon the termination of the Temporary Period as described under "Details of the Offering — Certain Provisions of the First Preferred Shares as a Class — Temporary Rights and Obligations", the holders of the Series I First Preferred Shares will not be entitled as such to receive notice of or to attend or to vote at any meeting of the shareholders of the Corporation unless and until the Corporation shall have failed to declare and pay the whole amount of a quarterly dividend on the Series I First Preferred Shares. In that event, until such time as the Corporation pays the whole amount of a quarterly dividend on the Series I First Preferred Shares, the holders of such shares will be entitled to receive notice of and to attend meetings of the shareholders of the Corporation at which directors are to be elected

and will be entitled to vote for the election of two directors to be elected in conjunction with the holders of any other series of First Preferred Shares which may have a similar right. On any such vote, holders of Series I First Preferred Shares will be entitled to one vote per share, provided that if the shares of any other series of First Preferred Shares have a retraction, redemption or issue price less than the redemption price of the Series I First Preferred Shares, the number of votes per Series I First Preferred Share will be adjusted pro rata.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, subject to the prior satisfaction of the claims of all creditors of the Corporation and of holders of shares of the Corporation ranking prior to the Series I First Preferred Shares, the holders of the Series I First Preferred Shares shall be entitled to be paid and to receive an amount equal to $25.00 per Series I First Preferred Share plus declared and unpaid dividends up to and including the date of distribution before any amount shall be paid or any assets of the Corporation shall be distributed to the holders of Common Shares or of shares of any other class of the Corporation ranking junior to the Series I First Preferred Shares. After payment to the holders of the Series I First Preferred Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

Modification of Series

Approval of variations to the provisions of the Series I First Preferred Shares as a series and any other authorization required to be given by the holders of such shares may be given by a resolution passed by an affirmative vote of not less than two-thirds of the votes cast at a general meeting of the holders of Series I First Preferred Shares duly called for such purpose and held upon at least 21 days' notice at which the holders of a majority of the outstanding shares of such series are present in person or represented by duly qualified proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series I First Preferred Shares then present in person or represented by proxy will form the necessary quorum. On any vote held in respect of such a resolution, holders of Series I First Preferred Shares will be entitled to one vote per share.

Tax Election

The provisions of the Series I First Preferred Shares as a series require the Corporation to make an election in prescribed form pursuant to the provisions of subsection 191.2(1) of the *Income Tax Act* (Canada), and within the time limits provided therein, for purposes of determining the tax payable under Part VI.1 of such Act with respect to the Series I First Preferred Shares. See ''Certain Canadian Federal Income Tax Considerations''.

Replacement Securities

Great-West Lifeco has an existing trust indenture (the ''Trust Indenture'') for the issuance of 6.67% debentures of the Corporation due March 31, 2033 in the principal amount of $400,000,000. By a First Supplemental Indenture, Great-West Lifeco and the trustee have amended the Trust Indenture to provide for an additional event of default, pursuant to which Great-West Lifeco will be deemed to be in default under the Trust Indenture if Great-West Lifeco redeems any of its Preferred Stock (defined to include the Series F, Series G and Series H First Preferred Shares, and any other class of preferred shares so designated by the Corporation; upon their issuance, the Series I First Preferred Shares will be included in ''Preferred Stock''), except where the redemption price of such Preferred Stock is equal to or less than the net proceeds received from new issuances of certain specified securities, namely common shares of the Corporation or other securities of the Corporation with the following characteristics: (i) on liquidation or dissolution of the Corporation, the securities rank *pari passu* with or junior to the redeemed Preferred Stock; (ii) the securities are perpetual, with no prepayment obligation on the part of the Corporation; and (iii) dividends or other distributions on the securities are non-cumulative. The net proceeds from such issuances must have been received by Great-West Lifeco within three months prior to the redemption of the Preferred Stock.

Plan of Distribution

Pursuant to the Underwriting Agreement dated March 30, 2006 between the Corporation and RBC Dominion Securities Inc., BMO Nesbitt Burns Inc, Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., HSBC Securities (Canada) Inc., Merrill Lynch Canada Inc. and Desjardins Securities Inc., the Corporation has agreed to sell and the Underwriters have severally agreed to purchase, as principals, subject to compliance with all necessary legal requirements and to the terms and conditions contained therein, on April 12, 2006 or such other date not later than May 12, 2006 as may be agreed upon by the parties, all but not less than all of the 12,000,000 Series I First Preferred Shares at an aggregate price of $300,000,000 payable in cash to the Corporation against delivery.

In consideration for their services in connection with this offering, the Corporation has agreed to pay the Underwriters a fee equal to $0.25 per Series I First Preferred Share sold to certain exempt institutions and $0.75 per share with respect to all other sales of Series I First Preferred Shares. Assuming that no Series I First Preferred Shares are sold to such institutions, the Underwriters' fee will be $9,000,000. All fees payable to the Underwriters will be paid on account of services rendered in connection with the issue and will be paid out of the proceeds of this offering.

The Underwriting Agreement provides that the Underwriters may, at their discretion, terminate their obligations thereunder upon the occurrence of certain stated events or if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, or any action, government law or regulation, inquiry or other occurrence of any nature whatsoever which materially adversely affects, or may in the reasonable opinion of the Underwriters be expected to materially adversely affect, Canadian financial or equity markets or the business, operations or affairs of the Corporation. The Underwriters are, however, obligated to take up and pay for all the Series I First Preferred Shares if any Series I First Preferred Shares are purchased under the Underwriting Agreement.

The Underwriters may not, throughout the period of distribution, bid for or purchase the Series I First Preferred Shares. The foregoing restriction is subject to certain exemptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Series I First Preferred Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. In connection with this offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Series I First Preferred Shares at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Underwriting Agreement provides that without the prior written consent of RBC Dominion Securities Inc., the Corporation will not sell or announce its intention to sell, nor will the Corporation authorize or issue, or announce its intention to authorize or issue, any preferred shares or securities convertible or exchangeable for or into preferred shares other than the Series I First Preferred Shares during the period commencing on the date of the Underwriting Agreement and ending 60 days after the closing of the offering.

The Series I First Preferred Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the ''U.S. Securities Act'') or any state securities laws and, subject to certain exemptions, may not be offered or sold within the United States or to U.S. persons. The distribution of this short form prospectus and the offering and sale of the Series I First Preferred Shares are also subject to certain restrictions under the laws of certain jurisdictions outside of Canada. Each Underwriter has agreed that it will not offer for sale or sell or deliver the Series I First Preferred Shares in any such jurisdiction except in accordance with the laws thereof.

The Underwriters propose to offer the Series I First Preferred Shares initially at the offering price specified on the cover page of this short form prospectus. After the Underwriters have made a reasonable effort to sell all of the Series I First Preferred Shares at the price specified on the cover page, the offering price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Series I First Preferred Shares is less than the price paid by the Underwriters to the Corporation.

The TSX has conditionally approved the listing of the Series I First Preferred Shares. Listing is subject to the Corporation fulfilling all of the requirements of the TSX on or before June 28, 2006.

Earnings Coverage Ratios

Great-West Lifeco's dividend requirements on all of its preferred shares, after giving effect to the issue of the Series I First Preferred Shares and adjusted to a before-tax equivalent using an effective income tax rate of 24.1% amounted to $147.5 million for the 12 months ended December 31, 2005. Great-West Lifeco's interest requirements for the 12 months then ended amount to $145.2 million.

Great-West Lifeco's earnings before interest and income tax for the 12 months ended December 31, 2005 were $2,562.6 million, which is 8.8 times Great-West Lifeco's dividend and interest requirements for that period.

Ratings

The Series I First Preferred Shares have been given a preliminary rating of Pfd-1 (low)n with a Stable trend by Dominion Bond Rating Service Limited (''DBRS''). Pfd-1 (low)n is the third highest of sixteen ratings used by DBRS for preferred shares. Preferred shares with a Pfd-1 (low)n rating are of superior credit quality and are supported by entities with strong earnings and balance sheet characteristics.

The Series I First Preferred Shares have been given preliminary ratings of P-1 (low) Canadian national scale and A– Global scale preferred stock rating by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. (''S&P''). A P-1 (low) rating is the third highest of eighteen ratings used by S&P in its Canadian national preferred share rating scale. Correspondingly, an A– rating is the fifth highest of twenty ratings used by S&P in its Global preferred share rating scale. A preferred share rating of A– indicates that the obligor's capacity to meet its financial commitment on the obligation is still strong, but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than higher rated categories.

Credit ratings are intended to provide investors with an independent assessment of the credit quality of an issue or issuer of securities and do not speak to the suitability of particular securities for any particular investor. A security rating or a stability rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

Certain Canadian Federal Income Tax Considerations

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Osler, Hoskin & Harcourt LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable to a purchaser of Series I First Preferred Shares pursuant to this short form prospectus (a ''Holder'') who, for purposes of the *Income Tax Act* (Canada) (the ''Act'') and at all relevant times, is, or is deemed to be, resident in Canada, deals at arm's length with the Corporation and the Underwriters, holds such Series I First Preferred Shares as capital property, is not a ''financial institution'' as defined by section 142.2 of the Act or a ''specified financial institution'' as defined in the Act and is not affiliated with the Corporation. Certain holders whose Series I First Preferred Shares might not otherwise be capital property may in certain circumstances be entitled to have the Series I First Preferred Shares and all other ''Canadian securities'' treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Act. Purchasers who do not hold their Series I First Preferred Shares as capital property, financial institutions and specified financial institutions should consult their own tax advisors with respect to their own particular circumstances.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular purchaser. Accordingly, prospective purchasers should consult their own tax advisors with respect to their particular circumstances.

This summary is based upon the current provisions of the Act, the regulations thereunder, all specific proposals to amend the Act and such regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the ''Tax Proposals''), and counsel's understanding of the administrative policies and assessing practices of the Canada Revenue Agency (the ''CRA'') made publicly available prior to the date hereof. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account any provincial, territorial or foreign income tax legislation or considerations. No assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all.

Dividends

Dividends (including deemed dividends) received on the Series I First Preferred Shares by an individual will be included in the individual's income and will generally be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. On November 23, 2005, the then Minister of Finance announced a proposal to enhance the dividend gross-up and tax credit available for eligible dividends paid after 2005 to eligible shareholders. There can be no assurance that the new federal government, which was elected on January 23, 2006, will seek enactment of the proposal.

Dividends (including deemed dividends) received on Series I First Preferred Shares by a corporation will be included in computing the corporation's income and will generally be deductible in computing the corporation's taxable income.

The Series I First Preferred Shares are ''taxable preferred shares'' as defined in the Act. The terms of the Series I First Preferred Shares require the Corporation to make the necessary election under Part VI.1 of the Act so that Holders will not be subject to tax under Part IV.1 of the Act on dividends received (or deemed to be received) on the Series I First Preferred Shares.

A ''private corporation'', as defined in the Act, or any other corporation controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a 33⅓% refundable tax under Part IV of the Act on dividends received (or deemed to be received) on the Series I First Preferred Shares to the extent such dividends are deductible in computing its taxable income.

Dispositions

A Holder who disposes of or is deemed to dispose of Series I First Preferred Shares (including on a redemption) will generally realize a capital gain (or sustain a capital loss) to the extent that the Holder's proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to the Holder. The amount of any deemed dividend arising on the redemption or acquisition by the Corporation of Series I First Preferred Shares will generally not be included in computing the Holder's proceeds of disposition for purposes of computing the capital gain or loss arising on a disposition of such Series I First Preferred Shares (see ''Redemption''). If the Holder is a corporation, any capital loss arising on a disposition of a Series I First Preferred Share may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received on the Series I First Preferred Share. Analogous rules apply to a partnership or trust of which a corporation, partnership or trust is a member or beneficiary. Generally, one-half of any capital gain will be included in computing the Holder's income as a taxable capital gain, and one-half of any capital loss may be deducted from the Holder's taxable capital gains in accordance with the rules in the Act.

Corporations that are ''Canadian-controlled private corporations'' as defined in the Act may be subject to an additional refundable tax of 6⅔% on their ''aggregate investment income'' (which is defined in the Act to include an amount in respect of taxable capital gains but not dividends or deemed dividends deductible in computing taxable income).

Redemption

If the Corporation redeems Series I First Preferred Shares, or otherwise acquires or cancels Series I First Preferred Shares (other than by a purchase in the open market in the manner in which shares are normally purchased by any member of the public in the open market), the Holder will be deemed to have received a dividend equal to the amount, if any, paid by the Corporation in excess of the paid-up capital of such shares at such time as computed for purposes of the Act. Generally, the excess of the amount paid over the amount of the deemed dividend will be treated as proceeds of disposition for purposes of computing the capital gain or capital loss arising on the disposition of such shares. In the case of a corporate Holder, it is possible that in certain circumstances all or part of any such deemed dividend may be treated as proceeds of disposition and not as a dividend.

Documents Incorporated by Reference

The following documents filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Annual Information Form of the Corporation dated March 23, 2006, including documents incorporated by reference therein;

(b) the audited consolidated financial statements of the Corporation as at and for the year ended December 31, 2005 and the report of the auditors thereon and the related Management's Discussion and Analysis dated February 16, 2006; and

(c) the Management Proxy Circular dated March 2, 2006 with respect to the annual meeting of shareholders of the Corporation to be held on May 4, 2006.

All documents of the Corporation of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus to National Instrument 44-101 — Short Form Prospectus Distributions and any press releases, if filed by the Corporation with the provincial and territorial securities commissions or similar authorities in Canada after the date of this short form prospectus and prior to the termination of the offering, shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

Risk Factors

Investors should consider carefully before purchasing Series I First Preferred Shares the following risks in conjunction with the other information in this prospectus and the documents incorporated by reference herein, in particular the disclosure under the headings ''Risk Factors'' and ''Dividends'' in the Corporation's Annual Information Form dated March 23, 2006 including documents incorporated by reference therein.

Holding Company Structure

As a holding company, Great-West Lifeco's ability to pay dividends and other operating expenses and to meet its obligations generally depends upon receipt of sufficient funds from its principal subsidiaries and its ability to raise additional capital. The likelihood that holders of Series I First Preferred Shares will receive the payments owing to them in connection with the Series I First Preferred Shares will be dependent upon the financial position and creditworthiness of Great-West Life, GWL&A, London Life and Canada Life. In the event of the bankruptcy, liquidation or reorganization of any of these subsidiaries, policy liabilities of these subsidiaries will be completely provided for before any assets of such subsidiaries are made available for distribution to Great-West Lifeco; in addition, the other creditors of these subsidiaries will generally be entitled to the payment of their claims before any assets are made available for distribution to Great-West Lifeco except to the extent that Great-West Lifeco is recognized as a creditor of the relevant subsidiaries. The payment of dividends and interest by the principal subsidiaries is also subject to restrictions set forth in the insurance, securities and corporate laws and regulations (including OSFI's staged intervention powers) which require that solvency and capital standards be maintained by Great-West Life, GWL&A, London Life and Canada Life. The principal subsidiaries have no obligation, contingent or otherwise, to pay amounts due to holders of securities of Great-West Lifeco.

Insurance, Investment, Market and Operational Risk

The businesses conducted by Great-West Lifeco's principal subsidiaries are subject to risks including competition from other businesses, dependence on key personnel, claims risk, persistency (policy termination) risk, reliance on information technology systems, investment related risk, reinsurance risk and underwriting experience of morbidity, mortality and catastrophic risk.

Regulatory Risk

The businesses of certain of Great-West Lifeco's principal subsidiaries are subject to various regulatory requirements imposed by legislation and regulation in Canada, the United States, the United Kingdom and other jurisdictions applicable to insurance companies and companies providing financial services. These regulations are primarily intended to protect policyholders and beneficiaries, not shareholders. Material changes in the regulatory framework or the failure to comply with regulatory requirements could have a material adverse effect on Great-West Lifeco.

General Economic Conditions

Unfavourable economic conditions may materially adversely affect the businesses of Great-West Lifeco's principal subsidiaries and, in turn, may materially adversely affect Great-West Lifeco and its financial condition.

Series I First Preferred Shares

The value of Series I First Preferred Shares will be affected by the general creditworthiness of Great-West Lifeco. Great-West Lifeco's Management's Discussion and Analysis for the year ended December 31, 2005 is incorporated by reference in this short form prospectus. These analyses discuss, among other things, known material trends and events, and risks or uncertainties that are reasonably expected to have a material effect on Great-West Lifeco's business, financial condition or results of operations. See also the discussion under "Earnings Coverage Ratios", which is relevant to an assessment of the risk that Great-West Lifeco will be unable to pay dividends on the Series I First Preferred Shares.

The market value of the Series I First Preferred Shares, as with other preferred shares, is primarily affected by changes (actual or anticipated) in prevailing interest rates and in the credit rating assigned to such shares. Real or anticipated changes in credit ratings on the Series I First Preferred Shares may also affect the cost at which Great-West Lifeco can transact or obtain funding, and thereby affect its liquidity, business, financial condition or results of operations. Assuming all other factors remain unchanged, the market value of the Series I First Preferred Shares would be expected to decline as prevailing yields for similar securities rise and would be expected to increase as prevailing yields for similar securities decline.

The Series I First Preferred Shares rank equally with other First Preferred Shares of Great-West Lifeco in the event of an insolvency or winding-up of Great-West Lifeco. If Great-West Lifeco becomes insolvent or is wound-up, Great-West Lifeco's assets must be used to pay debt, including subordinated debt, before payments may be made on Series I First Preferred Shares and other preferred shares.

The Series I First Preferred Shares are non-cumulative and dividends are payable at the discretion of the Board of Directors of Great-West Lifeco. See "Details of the Offering" and "Earnings Coverage Ratios", which are relevant to an assessment of the risk that Great-West Lifeco will be unable to pay dividends on the Series I First Preferred Shares.

Stock market volatility may affect the market price of the Series I First Preferred Shares for reasons unrelated to Great-West Lifeco's performance.

There can be no assurance that an active trading market will develop for the Series I First Preferred Shares after the offering, or if developed, that such a market will be sustained at the offering price of the Series I First Preferred Shares.

Book-Based System

Registration of interests in and transfers of the Series I First Preferred Shares will only be made through the book-based system administered by CDS. On or about the Closing Date, the Corporation will deliver to CDS a certificate evidencing the aggregate number of Series I First Preferred Shares subscribed for under this offering. Series I First Preferred Shares must be purchased, transferred and surrendered for redemption through a participant in CDS (a ''CDS Participant''). All rights of an owner of Series I First Preferred Shares must be exercised through, and all payments or other property to which such owner is entitled will be made or delivered by, CDS or the CDS Participant through which the owner holds Series I First Preferred Shares. Upon a purchase of any Series I First Preferred Shares, the owner will receive only the customary confirmation. References in this short form prospectus to a holder of Series I First Preferred Shares mean, unless the context otherwise requires, the owner of the beneficial interest in such shares.

The ability of a beneficial owner of Series I First Preferred Shares to pledge such shares or otherwise take action with respect to such owner's interest in such shares (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

The Corporation has the option to terminate registration of the Series I First Preferred Shares through the book-based system, in which event certificates for Series I First Preferred Shares in fully registered form will be issued to the beneficial owners of such shares or their nominees.

Experts and Auditors

Certain legal matters in connection with this offering will be passed upon by Blake, Cassels & Graydon LLP for the Corporation and by Osler, Hoskin & Harcourt LLP for the Underwriters. As of the date of this short form prospectus, each of the partners and associates of Blake, Cassels & Graydon LLP as a group and the partners and associates of Osler, Hoskin & Harcourt LLP as a group, respectively owned beneficially, directly or indirectly, less than one percent of any class of securities of the Corporation or any associated party or affiliate of the Corporation.

Deloitte & Touche LLP is the external auditor of Great-West Lifeco who prepared the Auditors' Report to Shareholders on the consolidated balance sheets as at December 31, 2005 and 2004 and the summaries of consolidated operations, the consolidated statements of surplus and the consolidated statements of cash flows for the years then ended. To the knowledge of Great-West Lifeco, Deloitte & Touche LLP is independent in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Manitoba.

Registrar and Transfer Agent

The registrar and transfer agent for the Series I First Preferred Shares will be Computershare Investor Services Inc. or its agent at its principal office in the City of Toronto.

Purchasers' Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.

Certificate of Corporation

April 6, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all the provinces and territories of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(signed) RAYMOND L. MCFEETORS
President and
Chief Executive Officer

(signed) WILLIAM W. LOVATT
Vice-President, Finance, Canada
as Chief Financial Officer

On behalf of the Board of Directors

(signed) J.W. BURNS
Director

(signed) G.S. ASPER
Director

Certificate of Underwriters

April 6, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all the provinces and territories of Canada. For the purposes of the Province of Québec, to our knowledge, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

RBC DOMINION SECURITIES INC.

(signed) BARRY NOWOSELSKI

BMO NESBITT BURNS INC.

(signed) BRADLEY J. HARDIE

SCOTIA CAPITAL INC.

(signed) DAVID SKURKA

CIBC WORLD MARKETS INC.

(signed) DONALD A. FOX

TD SECURITIES INC.

(signed) DAVID BEATTIE

NATIONAL BANK FINANCIAL INC.

(signed) JAY LEWIS

HSBC SECURITIES (CANADA) INC.

(signed) CATHERINE J. CODE

MERRILL LYNCH CANADA INC.

(signed) M. MARIANNE HARRIS

DESJARDINS SECURITIES INC.

(signed) THOMAS L. JARMAI

Auditors' Consent

Great-West Lifeco Inc.

We have read the short form prospectus of Great-West Lifeco Inc. (''Lifeco'') dated April 6, 2006 relating to the issue and sale of 4.50% Non-Cumulative First Preferred Shares, Series I (the ''Prospectus''). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of Lifeco on the consolidated balance sheets as at December 31, 2005 and 2004 and the summaries of consolidated operations, the consolidated statements of surplus and the consolidated statements of cash flows for the years then ended. Our report is dated February 16, 2006.

(signed) DELOITTE & TOUCHE LLP

Winnipeg, Canada
April 6, 2006

GREAT-WEST
LIFECO INC.

GREAT-WEST LIFECO INC.

QUARTERLY REPORT

3 MONTHS RESULTS

January 1 to March 31, 2006

Quarterly Report to Shareholders

For a description of forward-looking information and non-GAAP financial measures, see page 4.

Copies of this report are available at www.greatwestlifeco.com or by contacting the Secretary's Department at (204) 946-8366.

GREAT-WEST
LIFECO INC.

Quarterly Report January 1 to March 31, 2006

TO THE SHAREHOLDERS

The interim unaudited consolidated financial statements including notes at March 31, 2006 were approved by the Board of Directors at a meeting held today in Toronto.

Great-West Lifeco Inc. (Lifeco) has reported net income attributable to common shareholders of $446 million for the three months ended March 31, 2006 compared to net income of $419 million reported a year ago. On a per share basis, this result represents $0.501 per common share for the three months ended March 31, 2006, an increase of 6% (14% on a constant currency basis) compared to $0.471 per common share for 2005. Net income in 2005 included $4 million, or $0.004 per common share, for restructuring charges related to the acquisition of Canada Life Financial Corporation.

Lifeco experienced solid operating results in all major business segments and significant growth in net income attributable to common shareholders.

Highlights

- Earnings per common share for the first quarter of 2006 increased 6% (14% on a constant currency basis) compared to a year ago.
- Return on common shareholders' equity was 20.4% for the twelve months ended March 31, 2006.
- Assets under administration at March 31, 2006 totalled $182.3 billion, up $5.0 billion from December 31, 2005 levels.
- Quarterly dividends declared were $0.22375 per common share payable June 30, 2006. Dividends paid on common shares for the three months ended March 31, 2006 were 15% higher than a year ago.

Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company (Great-West Life), Canada Life Financial Corporation (CLFC), London Life Insurance Company (London Life) and Great-West Life & Annuity Insurance Company (GWL&A), together with Lifeco's corporate results.

CANADA

Consolidated net earnings of the Canadian segment of Lifeco attributable to common shareholders for the first quarter of 2006 increased 10% to $204 million from $186 million at March 31, 2005.

Total sales for the three months ended March 31, 2006 were $2.4 billion, an increase of 34% over the first quarter of 2005. Fee income for the period increased $27 million to $216 million.

Total assets under administration at March 31, 2006 were $90.3 billion, up $2.2 billion from December 31, 2005 levels, essentially due to increases in segregated funds.

UNITED STATES

Consolidated net earnings of the United States segment of Lifeco attributable to common shareholders for the first quarter of 2006 decreased 7% (an increase of 6% on a constant currency basis) to $134 million from $144 million at March 31, 2005.

Total sales for the three months ended March 31, 2006 were $869 million an increase of 9% (an increase of 17% on a constant currency basis) over the first quarter of 2005. Fee income for the period increased by $3 million to $297 million.

Total assets under administration of $44.9 billion at March 31, 2006 were up $0.6 billion from December 31, 2005 levels, essentially due to increases in segregated funds.

EUROPE

Consolidated net earnings of the European segment of Lifeco attributable to common shareholders for the first quarter of 2006 increased 10% (an increase of 24% on a constant currency basis) to $111 million from $101 million at March 31, 2005.

Total sales for the three months ended March 31, 2006 were $1.9 billion, a decrease of 7% (an increase of 3% on a constant currency basis) over the first quarter of 2005. Fee income for the period increased by $8 million to $139 million.

Total assets under administration at March 31, 2006 were $47.1 billion, up $2.2 billion from December 31, 2005 levels, with increases in the general fund of $0.4 billion and in segregated funds of $1.8 billion.

CORPORATE

Corporate net earnings for Lifeco attributable to common shareholders were a net charge of $3 million for the first quarter of 2006 compared to a net charge of $12 million for first quarter of 2005.

GREAT-WEST
LIFECO INC.

CONSTANT CURRENCY

The geographic diversification of Lifeco's business operations creates exposure to movement in foreign exchange rates affecting the translation of operating results to Canadian dollars from foreign currencies, principally US dollars, British Pounds and euros.

Compared to the first quarter of 2005, the translation of foreign currency denominated earnings to Canadian dollars in 2006 has resulted in a decrease in the Company's Canadian dollar equivalent earnings of approximately $23 million as a result of movement in translation rates, as well as a decrease of $9 million from the expiry in 2005 of favourable forward foreign exchange contracts. Adjusting for the $32 million negative impact of currency, net income attributable to common shareholders for the three months ended March 31, 2006 increased by 14%.

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of $0.22375 per share on the common shares of the Company payable June 30, 2006 to shareholders of record at the close of business June 2, 2006.

In addition, the Directors approved quarterly dividends on:

- Series D First Preferred Shares $0.293750 per share;
- Series E First Preferred Shares $0.30 per share;
- Series F First Preferred Shares $0.36875 per share;
- Series G First Preferred Shares of $0.325 per share;
- Series H First Preferred Shares of $0.30313 per share; and
- Initial dividend on Series I First Preferred Shares of $0.24349 per share,

all payable June 30, 2006 to shareholders of record at the close of business June 2, 2006.

Raymond L. McFeetors
President and Chief Executive Officer

May 4, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Interim Report
For the three months ended March 31, 2006

Dated: May 4, 2006

The Management's Discussion and Analysis (MD&A) presents management's view of the financial condition, results of operations and cash flows of Great-West Lifeco Inc. (Lifeco or the Company) for the three months ended March 31, 2006 compared with the three months ended March 31, 2005. The MD&A provides an overall discussion, followed by analyses of the performance of its three major reportable segments: Canada, United States and Europe.

FORWARD-LOOKING INFORMATION

This report may contain forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

NON-GAAP FINANCIAL MEASURES

This report may also contain non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "net income on a constant currency basis", "excluding the unfavourable currency translation impact", "adjusted net income", "earnings before restructuring costs", "net income before restructuring costs" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

SEGREGATED FUNDS DEPOSITS AND SELF-FUNDED PREMIUM EQUIVALENTS (ASO CONTRACTS)

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated funds and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements of Lifeco, which are the basis for data presented in this report, have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and presented in Canadian dollars unless otherwise indicated.

TRANSLATION OF FOREIGN CURRENCY

Through its operating subsidiaries, Lifeco conducts business in multiple currencies. The four primary currencies are the Canadian dollar, the United States dollar, the British pound, and the euro. Throughout this document, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period. The rates employed are:

Period ended	Balance sheet	Operations	
	Assets & liabilities	Income & expenses	Net effective rate
United States dollar			
March 31, 2006	**$1.17**	**$1.15**	**$1.1500**
December 31, 2005	$1.17	$1.21	$1.3152
March 31, 2005	$1.21	$1.23	$1.3178
British pound			
March 31, 2006	**$2.03**	**$2.02**	**$2.0200**
December 31, 2005	$2.00	$2.21	$2.3272
March 31, 2005	$2.28	$2.32	$2.3013
Euro			
March 31, 2006	**$1.42**	**$1.39**	**$1.3900**
December 31, 2005	$1.38	$1.51	$1.6159
March 31, 2005	$1.57	$1.61	$1.6053

The net effective rate for the translation of foreign currency operations reflects the translation of foreign currency income and expenses at the average daily rate for the period together with realized gains and losses associated with forward foreign exchange contracts used to manage the translation volatility. During the first quarter of 2005, gains net of tax of $9 million were recognized on these contracts. There are no contracts in place for 2006.

BUSINESSES OF LIFECO

Lifeco has operations in Canada, the United States and Europe through The Great-West Life Assurance Company (Great-West Life), London Life Insurance Company (London Life), The Canada Life Assurance Company (Canada Life), and Great-West Life & Annuity Insurance Company (GWL&A).

In Canada, Great-West Life and its operating subsidiaries, London Life and Canada Life (owned through holding companies London Insurance Group (LIG) and Canada Life Financial Corporation (CLFC), respectively), offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial™ and Great-West Life financial security advisors, and through a multi-channel network of brokers, advisors and financial institutions.

In the U.S., GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The Europe segment is comprised of two distinct business units: Insurance & Annuities, which consists of operations in the United Kingdom, Isle of Man, Republic of Ireland and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland. Reinsurance products are provided through Canada Life, London Reinsurance Group Inc. (LRG) and their subsidiaries.

Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in Great-West Life, GWL&A and their subsidiaries. Lifeco is not restricted to investing in the shares of Great-West Life, GWL&A and their subsidiaries and may make other investments in the future.

CONSOLIDATED OPERATING RESULTS

Selected Consolidated Financial Information
(in $ millions, except per share amounts)

	For the three months ended March 31		
	2006	2005	% Change
Premiums:			
Life insurance, guaranteed annuities and insured health products	**$ 3,700**	$ 4,528	-18%
Self-funded premium equivalents (ASO contracts)	**1,919**	1,890	2%
Segregated funds deposits:			
Individual products	**2,021**	1,572	29%
Group products	**1,553**	1,228	26%
Total premiums and deposits	**9,193**	9,218	0%
Fee and other income	**652**	614	6%
Paid or credited to policyholders	**4,001**	4,816	-17%
Net income - common shareholders before adjustments (1)	**446**	423	5%
Adjustments after tax (1)	**-**	4	-
Net income - common shareholders	**446**	419	6%
Per common share			
Basic earnings before adjustments (1)	**$ 0.501**	$ 0.475	5%
Adjustments after tax (1)	**-**	0.004	
Basic earnings after adjustments	**0.501**	0.471	6%
Dividends paid	**0.22375**	0.195	15%
Book value	**10.06**	9.38	7%
Return on common shareholders' equity (12 months)			
Net income before adjustments (1)	**20.5%**	20.7%	
Net income	**20.4%**	20.4%	
At March 31			
Total assets	**$ 102,306**	$ 97,036	5%
Segregated funds assets	**79,997**	69,927	14%
Total assets under administration	**$ 182,303**	$ 166,963	9%
Share capital and surplus	**$ 9,767**	$ 8,857	10%

(1) Following the acquisition of Canada Life Financial Corporation (CLFC) by the Company, a plan was developed to restructure and exit selected operations of CLFC. Shareholder net income for the three months ended March 31, 2005 includes restructuring costs related to the acquisition of $4 after tax, or $0.004 per common share. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring costs as a non-GAAP financial measure of earnings performance.

QUARTERLY FINANCIAL INFORMATION

Quarterly financial information

		Total revenue (1)	Net income - common shareholders			Adjusted net income - common shareholders (2)		
			Total	Basic per share	Diluted per share	Total	Basic per share	Diluted per share
2006	**First quarter**	**$ 5,675**	**$ 446**	**$ 0.501**	**$ 0.497**	**$ 446**	**$ 0.501**	**$ 0.497**
2005	Fourth quarter	$6,518	$ 456	$ 0.512	$ 0.509	$ 469	$ 0.526	$ 0.523
	Third quarter	5,188	421	0.472	0.468	455	0.510	0.506
	Second quarter	5,731	446	0.500	0.496	455	0.511	0.506
	First quarter	6,434	419	0.471	0.466	423	0.475	0.471
2004	Fourth quarter	$5,740	$ 409	$ 0.459	$ 0.455	$ 423	$ 0.475	$ 0.471
	Third quarter	4,946	414	0.466	0.462	417	0.468	0.464
	Second quarter	5,884	401	0.448	0.444	407	0.456	0.452
	First quarter	5,301	376	0.421	0.417	383	0.428	0.424

(1) Total revenue for 2004 has been restated to reflect the reclassification of financing charges from net investment income. Financing charges include interest on long-term debentures and other borrowings, previously included in net investment income together with distributions on capital trust securities and preferred shares now classified as liabilities.

(2) Adjusted net income is presented as a non-GAAP financial measure of earnings performance before restructuring costs related to the acquisition of CLFC and incurred during the period, and provisions for expected losses arising from hurricane damage in 2005. Refer to "Non-GAAP Financial Measures" section of this report.

Adjustments: After-tax restructuring costs related to the acquisition of CLFC and reinsurance claim provisions arising from hurricane activity along the Gulf Coast of the United States in 2005.

		Net income common shareholders		
		Total	Basic per share	Diluted per share
2005	Fourth quarter	$ 13	$ 0.014	$ 0.014
	Third quarter	34	0.038	0.038
	Second quarter	9	0.011	0.010
	First quarter	4	0.004	0.005
2004	Fourth quarter	$ 14	$ 0.016	$ 0.016
	Third quarter	3	0.002	0.002
	Second quarter	6	0.008	0.008
	First quarter	7	0.007	0.007

SUMMARY OF QUARTERLY RESULTS

Lifeco's adjusted net income attributable to common shareholders was $446 million for the first quarter of 2006 compared to adjusted net income of $423 million reported a year ago, an increase of 5%. On a per share basis, this represents $0.501 per common share ($0.497 diluted) for the first quarter of 2006 compared to $0.475 per common share ($0.471 diluted) a year ago.

Canada – For the first quarter, net income attributable to common shareholders was $204 million, an increase of $18 million, or 10% over 2005. Group Insurance net income was up $8 million, or 12%, and Individual Insurance & Investment Products net income was up $19 million, or 15%. Corporate net income was $9 million lower in 2006.

United States – For the first quarter, net income attributable to common shareholders was $134 million, a decrease of $10 million, or 7% over 2005. The decrease in net income includes the negative impact of currency translation. In US dollars, net income increased by 6% over 2005, as Healthcare decreased 2% and Financial Services increased 14% in US dollars.

Europe – For the first quarter, net income attributable to common shareholders was $111 million, an increase of $10 million or 10% over 2005. Insurance & Annuities increased by $10 million, or 13%, while Reinsurance remained in line with last year at $23 million. The increase in net income was partially mitigated by the negative impact of currency translation.

Lifeco Corporate – For the first quarter, Lifeco Corporate net income attributable to common shareholders was a charge of $3 million compared to a charge of $12 million in 2005.

Total revenue for the first quarter of 2006 was $5,675 million and was comprised of premium income of $3,700 million, net investment income of $1,323 million and fee and other income of $652 million. Total revenue for the first quarter of 2005 was $6,434 million. It was comprised of premium income of $4,528 million, net investment income of $1,292 million and fee and other income of $614 million.

Net income - common shareholders

	For the three months ended March 31		
	2006	2005	% Change
Canada	**$ 204**	$ 186	10%
United States	**134**	144	-7%
Europe	**111**	101	10%
Lifeco Corporate			
Total holding company	**(3)**	(8)	
Restructuring costs	**-**	(4)	
Total Lifeco Corporate	**(3)**	(12)	
Total Lifeco	**$ 446**	$ 419	6%

PREMIUMS AND DEPOSITS

Premiums and deposits includes premiums on risk-based insurance and annuity products as well as premium equivalents on self-funded group insurance administrative services only contracts, and deposits on individual and group segregated fund products.

Total premiums and deposits, at $9,193 million, were essentially unchanged from 2005. Premiums and deposits in Canada increased $513 million, while United States decreased $440 million and Europe decreased $98 million. The decrease in the United States reflects the effect of both currency translation and lower premiums and deposits in the Financial Services business. The decrease in Europe reflects the effect of both currency translation and lower premiums and deposits in the Reinsurance business.

FEE AND OTHER INCOME

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee-for-service basis. The most significant of these products is segregated funds, for which the Company earns investment management fees, and ASO contracts, under which the Company provides group insurance benefit plan administration on a cost-plus basis.

In the first quarter, consolidated fee income was $652 million compared to $614 million for the first quarter of 2005. Canada increased $27 million and Europe increased $8 million year over year, due to strong segregated fund performance. In the United States, fee income increased by $3 million.

The amount of segregated funds investment management fees earned by the Company is influenced by the market value of the underlying fund assets. As market conditions and expectations dictate, the Company may from time to time utilize derivative contracts to hedge against declines in equity market levels. In 2006, the Company has entered into certain derivative contracts that will provide a partial hedge against a decline in the S&P TSX60 composite index.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include benefit payment amounts for fee-based products (ASO contracts and segregated funds).

In the first quarter, consolidated amounts paid or credited to policyholders were $4,001 million, down $815 million from the first quarter of 2005. The $815 million decrease was attributable to the United States and Europe which were down $518 million and $306 million, respectively. This was partly offset by Canada, which was up $9 million over the first quarter of 2005.

CONSOLIDATED FINANCIAL POSITION

Consolidated total assets

	March 31, 2006			
	Canada	United States	Europe	Total
Assets				
Invested assets	$ 42,603	$ 26,003	$ 20,998	$ 89,604
Goodwill and intangible assets	4,986	54	1,740	6,780
Other assets	1,433	1,182	3,307	5,922
Total assets	$ 49,022	$ 27,239	$ 26,045	$ 102,306

	December 31, 2005			
	Canada	United States	Europe	Total
Assets				
Invested assets	$ 42,587	$ 26,153	$ 20,640	$ 89,380
Goodwill and intangible assets	4,989	54	1,737	6,780
Other assets	1,613	1,127	3,261	6,001
Total assets	$ 49,189	$ 27,334	$ 25,638	$ 102,161

ASSETS

Assets under administration

	March 31 2006	December 31 2005
Invested assets	$ 89,604	$ 89,380
Goodwill and intangible assets	6,780	6,780
Other general fund assets	5,922	6,001
Total assets	102,306	102,161
Segregated funds assets	79,997	75,158
Total assets under administration	$ 182,303	$ 177,319

Total assets under administration

Total assets under administration at March 31, 2006 were $182 billion, an increase of approximately $5.0 billion from December 31, 2005. General fund assets increased by $0.2 billion and segregated funds assets increased by $4.8 billion compared with December 31, 2005.

Invested assets

The Company manages its general fund assets to support the cash flow, liquidity and profitability requirements of the Company's insurance and investment products. The Company follows prudent and conservative investment policies, so that assets are not unduly exposed to concentration, credit or market risks. The Company implements strategies within the overall framework of the Company's policies, reviewing and adjusting them on an ongoing basis in light of liability cash flows and capital market conditions. The majority of investments of the general fund are in medium-term and long-term fixed-income investments, primarily bonds and mortgages, reflecting the characteristics of the Company's liabilities.

Invested assets at March 31, 2006 were $89.6 billion, an increase of $0.2 billion from December 31, 2005. The distribution of assets has not changed materially and remains heavily weighted to bonds and mortgages.

Asset distribution

	March 31, 2006		December 31, 2005	
Government bonds	$ 21,216	24 %	$ 21,738	24 %
Corporate bonds	38,265	43	37,560	42
Mortgages	14,693	16	14,605	16
Stocks	4,182	5	4,028	5
Real estate	1,839	2	1,842	2
Sub-total portfolio investments	80,195		79,773	
Cash & certificates of deposit	2,674	2	2,961	3
Policy loans	6,735	8	6,646	8
Total invested assets	$ 89,604	100 %	$ 89,380	100 %

Bond portfolio

The total bond portfolio increased to $59.5 billion or 67% of invested assets at March 31, 2006 from $59.3 billion or 66% at December 31, 2005. Federal, provincial and other government securities represented 36% of the bond portfolio compared to 37% in 2005. The overall quality of the bond portfolio remained high, with 99% of the portfolio rated investment grade and 87% rated A or higher. The excess of fair value over carrying value at March 31, 2006 was $1,455 million ($2,620 million at December 31, 2005).

Bond portfolio quality (excludes $1,736 million short-term investments, $2,148 million in 2005)

	March 31, 2006		December 31, 2005	
Estimated rating				
AAA	$ 25,981	45 %	$ 26,087	46 %
AA	9,274	16	8,757	15
A	14,795	26	14,499	25
BBB	6,930	12	7,006	12
BB or lower	765	1	801	2
Total	$ 57,745	100 %	$ 57,150	100 %

Mortgage portfolio

The total mortgage portfolio was $14.7 billion or 16% of invested assets at March 31, 2006 compared to $14.6 billion or 16% at December 31, 2005. The mortgage portfolio consisted of 51% commercial loans, 38% multi-family residential loans and 11% single family residential loans. Total insured loans were $5.0 billion or 34% of the mortgage portfolio. The excess of fair value over carrying value at March 31, 2006 was $477 million ($672 million at December 31, 2005).

Mortgage portfolio

	March 31, 2006				December 31, 2005	
Mortgage loans by type	Insured	Non-insured	Total		Total	
Single family residential	$ 844	$ 800	$ 1,644	11 %	$ 1,542	11 %
Multi-family residential	3,784	1,858	5,642	38	5,701	39
Commercial	342	7,065	7,407	51	7,362	50
Total mortgages	$ 4,970	$ 9,723	$ 14,693	100 %	$ 14,605	100 %

It is the Company's practice to acquire only high quality commercial loans meeting strict underwriting standards and diversification criteria. The Company has a well-defined risk rating system, which it uses in its underwriting and credit monitoring processes for commercial mortgages. Residential loans are originated by the Company's mortgage specialists in accordance with well-established underwriting standards and are well-diversified across each geographic region.

Equity portfolio

The total equity portfolio was $6.0 billion or 7% of invested assets at March 31, 2006 compared to $5.9 billion or 7% of invested assets at December 31, 2005. The equity portfolio consists primarily of high quality publicly traded stocks and institutional-grade income producing real estate located in major economic centers. The excess of fair value over carrying value at March 31, 2006 was $1,065 million ($896 million at December 31, 2005).

Asset quality – general fund assets

Non-investment grade bonds were $765 million or 1.3% of the bond portfolio at March 31, 2006 compared with $801 million or 1.4% of the bond portfolio at December 31, 2005. The decrease is mainly due to the receipt of full payment on maturing bonds.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $167 million or 0.21% of portfolio investments at March 31, 2006 compared with $165 million and 0.21% at December 31, 2005. Total allowances for credit losses at March 31, 2006 were $118 million compared with $119 million at December 31, 2005. Additional provisions for future credit losses related to assets backing liabilities are included in actuarial liabilities and amount to $1,212 million at March 31, 2006 ($1,178 million at December 31, 2005).

The Company's allowance for credit losses decreased by $1 million to $118 million at March 31, 2006. The combination of the allowance for credit losses of $118 million, together with the $1,212 million provision for future credit losses in actuarial liabilities represents 1.7% of bond, mortgage and real estate assets at March 31, 2006 (1.7% at December 31, 2005).

Non-performing loans

	March 31, 2006				December 31, 2005			
Asset class	Bonds	Mortgages	Foreclosed real estate	Total	Bonds	Mortgages	Foreclosed real estate	Total
Non-performing loans	$ 139	$ 17	$ 11	$ 167	$ 137	$ 17	$ 11	$ 165

Allowances for credit losses

	March 31, 2006			December 31, 2005		
	Specific provisions	Non-specific provisions	Total	Specific provisions	Non-specific provisions	Total
Bonds and mortgage loans	$ 51	$ 67	$ 118	$ 51	$ 68	$ 119

Fair value

The fair value of invested assets exceeded their carrying value by $3.0 billion as at March 31, 2006 compared to $4.2 billion at December 31, 2005. Changes in the fair value of assets supporting the actuarial and other liabilities of the Company's operating funds generally will not result in a corresponding change in net income due to corresponding changes in the fair value of actuarial and other liabilities that are matched with those assets. However, the excess of fair value over carrying value, as well as the deferred net realized gains, on assets supporting shareholders' equity and debentures will in time be amortized to net income.

Other general fund assets

Other general fund assets

	March 31 2006	December 31 2005
Funds held by ceding insurers	$ 2,504	$ 2,556
Other assets	3,418	3,445
Total other general fund assets	$ 5,922	$ 6,001

Funds held by ceding insurers decreased $52 million. Other assets, at $3.4 billion, is made up of several items including premiums in course of collection, future income taxes, interest due and accrued, fixed assets, prepaid amounts, and accounts receivable.

Segregated funds

Segregated funds assets under management, which are measured at market values, increased by $4.8 billion to $80.0 billion at March 31, 2006. The growth resulted from net deposits of $1.3 billion and net market gains of $3.5 billion. Net market value gains of $3.5 billion were comprised of market value gains of $3.1 billion and currency translation gains of $0.4 billion due to the weakening of the Canadian dollar against the British pound and the euro.

Segregated funds assets	March 31		December 31	
	2006	2005	2005	2004
Stocks	**$ 55,590**	$ 47,832	$ 52,415	$ 45,398
Bonds	**14,654**	13,755	13,928	15,710
Mortgages	**1,890**	1,669	1,842	1,613
Real estate	**4,438**	3,493	4,180	3,423
Cash and other	**3,425**	3,178	2,793	2,889
Total	**$ 79,997**	$ 69,927	$ 75,158	$ 69,033
In-period growth	**6%**	1%		

LIABILITIES

Total liabilities

Total liabilities	March 31 2006	December 31 2005
Policy liabilities	**$ 75,631**	$ 75,286
Net deferred gains on portfolio investments sold	**2,654**	2,598
Other general fund liabilities	**10,683**	11,246
Total liabilities	**$ 88,968**	$ 89,130

Total liabilities at March 31, 2006 were $89.0 billion compared to $89.1 billion at December 31, 2005.

Policy liabilities

Policy liabilities, at $75.6 billion, were up $0.3 billion from December 31, 2005, due primarily to an increase in actuarial liabilities.

Actuarial liabilities represent the amounts which, together with estimated future premiums and investment income, will be sufficient to pay estimated future benefits, dividends, and expenses on policies in force. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries.

Asset and liability cash flows are carefully matched to minimize the financial effects of a shift in interest rates. This practice has been in effect for several years and has helped shield the Company's financial position from past significant interest rate volatility.

Other general fund liabilities

Other general fund liabilities	March 31 2006	December 31 2005
Debentures and other borrowings	**$ 1,891**	$ 1,903
Funds held under reinsurance contracts	**4,009**	4,089
Repurchase agreements	**996**	936
Other liabilities	**3,787**	4,318
Total other general fund liabilities	**$ 10,683**	$ 11,246

Total other general fund liabilities at March 31, 2006 were $10.7 billion, a decrease of $563 million from December 31, 2005. Other liabilities were $3.8 billion, a decrease of $531 million from December 31, 2005 levels, and include trade payables, accruals and provisions for post-retirement benefits.

Debentures and other borrowings include $1,569 million of long-term debt associated with the Canadian segment on both a direct basis and through its subsidiary CLFC, and $209 million including interest (US $175 million) of capital securities issued in the U.S. through its subsidiary Great-West Life & Annuity Capital LP.

PREFERRED SHARES AND CAPITAL TRUST SECURITIES

Preferred shares

At March 31, 2006, the Company had 7,978,900 4.70% Non-Cumulative First Preferred Shares, Series D and 23,499,915 4.80% Non-Cumulative First Preferred Shares, Series E outstanding with stated values of $199 million and $588 million, respectively.

In 2005, the Company announced a Normal Course Issuer Bid commencing September 1, 2005 and terminating August 31, 2006 to purchase for cancellation up to but not more than 799,600 Non-Cumulative First Preferred Shares, Series D, and 2,380,000 Non-Cumulative First Preferred Shares, Series E. In the three months ended March 31, 2006, no preferred shares were repurchased.

Lifeco utilizes this normal course issuer bid program to reduce overall use of financial leverage represented by debt and non-perpetual preferred shares.

Capital trust securities

At March 31, 2006, subsidiaries of the Company held $185 million of the Capital Trust Securities issued by subsidiaries as temporary investments ($186 million at December 31, 2005).

NON-CONTROLLING INTERESTS

Non-controlling interests include participating policyholder undistributed surplus and preferred shares issued by subsidiaries.

Non-controlling interests

	March 31 2006	December 31 2005
Participating surplus:		
Great-West	**$ 375**	$ 372
London Life	**1,174**	1,151
Canada Life	**26**	25
GWL&A	**196**	193
	$ 1,771	$ 1,741
Preferred shares issued by subsidiaries:		
Great-West Series L, 5.20% Non-Cumulative	**52**	52
Great-West Series O, 5.55% Non-Cumulative	**157**	157
	$ 209	$ 209
Perpetual preferred shares issued by subsidiaries:		
CLFC Series B, 6.25% Non-cumulative	**$ 145**	$ 145
Acquisition related fair market value adjustment	**11**	12
	$ 156	$ 157

SHARE CAPITAL AND SURPLUS

Share capital outstanding at March 31, 2006 was $5,467 million, which was comprised of $799 million perpetual preferred shares and $4,668 million common shares.

The Company's share capital consists of common shares and preferred shares issued by the Company. At March 31, 2006, the Company had 891,339,171 common shares outstanding with a stated value of $4,668 million compared to 890,689,076 common shares with a stated value of $4,660 million at December 31, 2005. During the first quarter of 2006, 504,000 common shares were purchased for cancellation pursuant to the Company's Normal Course Issuer Bid at a total cost of $14.9 million or $29.64 per share and 1,154,095 common shares were issued under the Company's Stock Option Plan for a total value of $12 million or $9.56 per share.

In establishing the appropriate mix of capital required to support the operations of the Company and its subsidiaries, management utilizes a variety of debt, equity and other hybrid instruments giving consideration to both the short and long-term capital needs of the Company.

At March 31, 2006, the Company had three series of perpetual preferred shares outstanding with an aggregate stated value of $799 million.

The terms and conditions of the $199 million, 5.90% Non-Cumulative First Preferred Shares, Series F, the $300 million, 5.20% Non-Cumulative First Preferred Shares, Series G and the $300 million, 4.85% Non-Cumulative First Preferred Shares, Series H do not allow the holder to convert to common shares of the Company or otherwise cause the Company to redeem the shares. Preferred shares of this type are commonly referred to as perpetual and represent a form of financing that does not have a fixed term. The Company, at its option, may redeem the Series F shares on or after September 30, 2008, the Series G shares on or after December 31, 2009 and the Series H shares on or after September 30, 2010. The Company regards the Series F shares, the Series G shares and the Series H shares as comprising part of its core or permanent capital. As such, the Company only intends to redeem the Series F shares, the Series G shares or the Series H shares with proceeds raised from new capital instruments issued during the life of the Series F shares, the Series G shares or the Series H shares, where the new capital instruments represent equal or greater equity benefit.

2006 activity

During the three months ended March 31, 2006, the Company paid dividends of $0.22375 per common share for a total of $200 million and perpetual preferred share dividends of $10 million.

On March 30, 2006, the Company entered into an agreement with a syndicate of underwriters under which the underwriters agreed to buy 12,000,000 4.50% Non-Cumulative First Preferred Shares, Series I (the "Series I Preferred Shares") with an aggregate stated value of $300 million. The transaction closed on April 12, 2006. The Series I Preferred Shares are redeemable at the option of the Company on or after June 30, 2011. Lifeco considers the Series I Preferred Shares to be core or permanent capital. If the Company determines to redeem the Series I Preferred Shares in full, it intends to replace the Series I Preferred Shares with securities ranking pari passu or junior to the Series I Preferred Shares.

In total, share capital and surplus increased by $278 million, to $9,767 million at March 31, 2006 from December 31, 2005. The slight weakening of the Canadian dollar against the British pound of $0.03 and euro of $0.04, and no change against the United States dollar in the first quarter of 2006 resulted in increases to the currency translation account of $33 million from December 31, 2005.

LIQUIDITY AND CAPITAL MANAGEMENT AND ADEQUACY

Liquidity

Liquidity for the Company has remained strong, as evidenced by significant amounts of short-term investments, cash and highly marketable securities (including investment grade bonds) that -totalled $53.2 billion as of March 31, 2006. Of that amount, 99% of the bond portfolio carried an investment grade rating, thereby providing significant liquidity to the Company's overall investment portfolio.

Funds provided by premiums and fees, investment income and maturities of investment assets are reasonably predictable and normally exceed liquidity requirements for payment of claims, benefits, and expenses. However, since the timing of available funds cannot always be matched precisely to commitments, imbalances may arise when demands for funds exceed those on hand. Also, a demand for funds may arise as a result of the Company taking advantage of current investment opportunities. The sources of the funds that may be required in such situations include the issuance of commercial paper and debentures and equity securities.

The market value of the Company's liquid assets at March 31, 2006 is approximately $55.7 billion. The Company believes that it holds a sufficient amount of liquid assets to meet unanticipated cash flow requirements prior to their maturity.

Cash flows

Cash flows

	For the three months ended March 31	
	2006	2005
Cash flows relating to the following activities:		
Operations	**$ (52)**	$ 1,066
Financing	**(225)**	(185)
Investment	**(40)**	(523)
Increase (decrease) in cash & certificates of deposit	**(317)**	358
Effects of changes in exchange rates on cash and certificates of deposit	**30**	(26)
Cash & certificates of deposit, beginning of period	**2,961**	2,472
Cash & certificates of deposit, end of period	**$ 2,674**	$ 2,804

The principal source of funds for the Company is cash provided by operating activities, including premium income, net investment income and fee income. These funds are used primarily to pay policy benefits, policyholder dividends and claims, as well as operating expenses and commissions. Cash flows generated by operations are mainly invested to support future liability cash requirements.

The decrease in cash flow from operations is mainly due to lower premium income in United States Financial Services and the reduction and payment of other liabilities, together with reduced cash flow associated with reinsurance activities in the first three months of 2006. In the first quarter, cash was used to acquire additional invested assets of $40 million supporting policy liabilities.

In addition, financing activities, including dividend payments used $225 million of cash. The weakening of the Canadian dollar against the British pound and the euro increased reported cash & certificates of deposit by $30 million.

Commitments/contractual obligations

Commitments/contractual obligations
At March 31, 2006

	Payments due by period						
	Total	**1 year**	**2 years**	**3 years**	**4 years**	**5 years**	**over 5 years**
1) Long-term debt	$ 1,768	$ 1	$ 1	$ 1	$ 1	$ 1	$ 1,763
2) Operating leases							
- office	379	84	75	65	51	29	75
- equipment	6	3	2	1	-	-	-
3) Credit-related arrangements							
(a) Contractual commitments	266	266	-	-	-	-	-
(b) Letters of credit	SEE NOTE 3(b) BELOW						
4) Purchase obligations	28	18	6	1	1	1	1
Total contractual obligations	$ 2,447	$ 372	$ 84	$ 68	$ 53	$ 31	$ 1,839

1) Long-term debt includes long-term financing used in the ongoing operations and capitalization of the Company.

2) Operating leases include office space and certain equipment used in the normal course of business. Lease payments are charged to operations over the period of use.

3) (a) Contractual commitments are essentially commitments of investment transactions made in the normal course of operations in accordance with policies and guidelines that are to be disbursed upon fulfillment of certain contract conditions.

(b) Letters of credit are written commitments provided by a bank. The Europe operation is from time to time an applicant for letters of credit provided mainly as collateral under certain reinsurance contracts for on-balance sheet policy liabilities. Please refer to the "Liquidity risk (letters of credit)" section of the Company's 2005 MD&A.

4) Purchase obligations are commitments to acquire goods and services, essentially related to information services.

Capital management and adequacy

In Canada, the Office of the Superintendent of Financial Institutions (OSFI) has established a capital adequacy measurement for life insurance companies incorporated under the Insurance Companies Act (Canada) and their subsidiaries, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). Great-West Life's MCCSR ratio at March 31, 2006 was 216% (208% at December 31, 2005). London Life's MCCSR ratio at March 31, 2006 was 238% (237% at December 31, 2005). Canada Life's MCCSR ratio at March 31, 2006 was 246% (231% at December 31, 2005).

The MCCSR position of Great-West Life is negatively affected by the existence of a significant amount of goodwill and intangible assets, which, subject to a prescribed inclusion for a portion of intangible assets, are deducted in the calculation of available regulatory capital.

In the United States, GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners (NAIC) has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. GWL&A's risk-based capital ratio was 473% at December 31, 2005, well in excess of that required by NAIC.

RATINGS

The Company and its major operating subsidiaries continue to hold very strong ratings.

On February 17, 2006, Dominion Bond Rating Service upgraded Lifeco's senior debt rating by one notch to AA (low). The remaining ratings identified in the table were all reaffirmed in 2005.

Rating agency	Measurement	Lifeco	Great-West	London Life	Canada Life	GWL&A
A.M. Best Company	Financial Strength		A+	A+	A+	A+
Dominion Bond Rating Service	Claims Paying Ability		IC-1	IC-1	IC-1	NR
	Senior Debt	AA (low)				
	Subordinated Debt				AA (low)	
Fitch Ratings	Insurer Financial Strength		AA+	AA+	AA+	AA+
Moody's Investors Service	Insurance Financial Strength		Aa3	Aa3	Aa3	Aa3
Standard & Poor's Rating Services	Insurer Financial Strength		AA	AA	AA	AA
	Senior Debt	A+				
	Subordinated Debt				A+	

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Financial instruments held by the Company include portfolio investments, debentures and other debt instruments, and various derivative financial instruments that are not reported on the Balance Sheet.

Portfolio investments consist of bonds, stocks, mortgage loans and real estate. Debentures and other debt instruments consist of short and long term financings due between one and twenty-eight years. Off balance sheet financial instruments include Interest Rate Contracts (futures - long, futures - short, swaps, written options, purchased options), Foreign Exchange Contracts (forward contracts, cross currency swaps) and other derivative contracts (equity contracts, credit default swaps).

Market values for publicly traded bonds are determined using quoted market prices. Market values for bonds that are not actively traded and for mortgages are determined by discounting expected future cash flows related to the securities at market interest rates. Market values for public stocks are generally determined by the closing sale price of the security on the exchange where it is principally traded. Market values for stocks for which there is no active market are determined by management. Market values for all properties are determined annually by management based on a combination of the most recent independent appraisal and current market data available. Appraisals of all properties are conducted at least once every three years by independent qualified appraisers.

Cash flows of assets supporting actuarial liabilities are matched within reasonable limits. Changes in the fair value of these assets are essentially offset by changes in the fair value of actuarial liabilities. Changes in the fair value of assets backing capital and surplus, less related income taxes, would result in a corresponding change in surplus over time, in accordance with investment policies.

RISK MANAGEMENT AND CONTROL PRACTICES

Insurance companies are in the business of assessing, assuming and managing risk. The types of risks are many and varied, and will be influenced by factors both internal and external to the businesses operated by the insurer. These risks, and the control practices used to manage the risks, are discussed in detail in the Company's 2005 MD&A.

Foreign exchange risk
In the first quarter of 2006, the Company's foreign currency denominated operating results were translated to Canadian dollars at the average year-to-date rate. In the first quarter of 2005, the US dollar operating results of the United States segment were translated into Canadian dollars at $1.3178. The operating results of the Europe segment were translated into Canadian dollars at $2.3013 for the British pound, $1.6053 for the euro, and $1.2300 for US dollars.

FUTURE ACCOUNTING POLICIES

Earnings per share – CICA Handbook Section 3500, *Earnings per Share*, is expected to be amended in 2006 to require inclusion of the dilutive effects of convertible securities in the calculation of diluted earnings per share, regardless of the Company's intention to settle the securities in cash or common shares. As a result the Company will include the dilutive effects of its convertible preferred shares in the calculation of diluted earnings per share. This change is not expected to have a material impact on the financial statements of the Company.

SEGMENTED OPERATING RESULTS

The consolidated operating results of Lifeco include the operating results of Great-West Life, London Life, Canada Life and GWL&A.

For reporting purposes, the consolidated operating results are grouped into four reportable segments, Canada, United States, Europe, and Lifeco Corporate reflecting geographic lines as well as the management and corporate structure of the companies.

CANADA

The Canadian segment of Lifeco includes the operating results of the Canadian businesses operated by Great-West Life, London Life, and Canada Life. There are two primary business units included in this segment. Through its Group Insurance business unit, the Company provides life, health, disability and creditor insurance products to group clients in Canada. Through its Individual Insurance & Investments Products business unit, the Company provides life, disability and critical illness insurance products to individual clients, as well as accumulation and payout annuity products for both group and individual clients in Canada.

Selected consolidated financial information - Canada

	For the three months ended March 31		
	2006	2005	% Change
Total premiums and deposits	**$ 3,993**	$ 3,480	15%
Fee and other income	**216**	189	14%
Paid or credited to policyholders	**1,528**	1,519	1%
Net income - common shareholders	**204**	186	10%
Total assets	**$ 49,022**	$ 47,437	3%
Segregated funds assets	**41,269**	35,144	17%
Total assets under administration	**$ 90,291**	$ 82,581	9%

FINANCIAL INFORMATION – CANADA

Consolidated operations

	For the three months ended March 31	
	2006	2005
Income:		
Premium income	**$ 1,575**	$ 1,509
Net investment income	**684**	684
Fee and other income	**216**	189
Total income	**2,475**	2,382
Benefits and expenses:		
Paid or credited to policyholders	**1,528**	1,519
Other	**620**	579
Amortization of finite life intangible assets	**3**	4
Net operating income before income taxes	**324**	280
Income taxes	**82**	61
Net income before non-controlling interests	**242**	219
Non-controlling interests	**28**	26
Net income - shareholders	**214**	193
Perpetual preferred share dividends	**10**	7
Net income - common shareholders	**$ 204**	$ 186

NET INCOME

Net income - common shareholders

	For the three months ended March 31		
	2006	2005	% Change
Group Insurance	**$ 74**	$ 66	12%
Individual Insurance & Investment Products	**144**	125	15%
Corporate	**(14)**	(5)	-
	$ 204	$ 186	10%

Consolidated net income of the Canadian segment of Lifeco attributable to common shareholders for the first quarter of 2006 increased 10% to $204 million from $186 million a year ago.

The major contributors to the increases were as follows:

Group Insurance – The increase reflects favourable investment experience and asset/liability matching partly offset by less favourable mortality and morbidity experience.

Individual Insurance & Investment Products – The increase is attributable to more favourable actuarial basis change in 2006, better mortality experience and increased fee revenue, partially offset by adverse investment experience and asset/liability matching and additional strain due to increase in universal life sales.

Corporate – The changes are primarily financing costs associated with the purchase of CLFC. The 2005 result included a release of real estate valuation provisions.

PREMIUMS AND DEPOSITS AND SALES

Premiums and deposits	For the three months ended March 31		
Business/Product	**2006**	2005	% Change
Group Insurance	**$ 1,205**	$ 1,133	6%
Individual Insurance & Investment Products	**2,788**	2,347	19%
Total premiums and deposits	**$ 3,993**	$ 3,480	15%
Summary by Type			
Risk-based products	**$ 1,575**	$ 1,509	4%
ASO contracts	**546**	474	15%
Segregated funds deposits			
Individual products	**941**	797	18%
Group products	**931**	700	33%
Total premiums and deposits	**$ 3,993**	$ 3,480	15%

Sales	For the three months ended March 31		
Business/Product	**2006**	2005	% Change
Group Insurance	**$ 123**	$ 106	16%
Individual Insurance & Investment Products	**2,253**	1,662	36%
Total sales	**$ 2,376**	$ 1,768	34%

For the first quarter of 2006, premiums and deposits in Canada were $3,993 million, up $513 million over the first quarter of 2005. The $513 million increase was attributable to Group Insurance which was up $72 million, and Individual Insurance & Investment Products, which was up $441 million mostly related to segregated funds.

For the first quarter of 2006, sales in Canada were $2,376 million, up $608 million from the first quarter of 2005, with Retirement & Investment Services accounting for the majority of the increase.

NET INVESTMENT INCOME

Net investment income

	For the three months ended March 31		
	2006	2005	% Change
Investment income earned	**$ 592**	$ 612	-3%
Amortization of gains and losses	**99**	75	32%
Provision for credit losses	**-**	1	-
Gross investment income	**691**	688	-
Less: investment expenses	**7**	4	75%
Net investment income	**$ 684**	$ 684	-

Net investment income for the three months ended March 31, 2006 was $684 million comparable to the same period last year. Increased investment income from continued strong equity markets was offset by the non-recurring release of a redundant real estate valuation provision in 2005.

FEE INCOME

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee-for-service basis. The most significant of these products is segregated funds, for which the Company earns investment management fees, and ASO contracts, under which the Company provides group benefit plan administration on a cost-plus basis.

Fee income

	For the three months ended March 31		
	2006	2005	% Change
Segregated funds	**$ 158**	$ 139	14%
ASO contracts	**31**	30	3%
Other	**27**	20	35%
	$ 216	$ 189	14%

Fee income on segregated fund products increased from $139 million for the three months ended March 31, 2005 to $158 million for the three months ended March 31, 2006, reflecting strong growth in fees from new and existing business from improved equity market conditions. Fee income on ASO increased from $30 million in 2005 to $31 million in 2006, reflecting a very stable block of business.

Other fee income of $27 million (compared to $20 million for 2005) resulted from a broad based increase in property management fees, asset management fees and Quadrus distribution fees in 2006.

The amount of segregated funds investment management fees earned by the Company is influenced by the market value of the underlying fund assets. As market conditions and expectations dictate, the Company may from time to time utilize derivative contracts to hedge against declines in equity market levels. In 2006, the Company has entered into certain derivative contracts that will provide a partial hedge against a decline in the S&P TSX60 composite index.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds).

In aggregate, $1.5 billion was paid or credited to policyholders in the three months ended March 31, 2006. This compares with $1.5 billion in the three months ended March 31, 2005.

OTHER

Included in other benefits and expenses are operating expenses, commissions, interest expense on long-term debt and other borrowings, and dividends on preferred shares, as well as premium taxes.

Other

	For the three months ended March 31		
	2006	2005	% Change
Total expenses	**$ 268**	$ 253	6%
Less: investment expenses	**7**	4	75%
Operating expenses	**261**	249	5%
Commissions	**272**	241	13%
Financing charges	**42**	44	-5%
Premium taxes	**45**	45	-
Total	**$ 620**	$ 579	7%

Operating expenses for the three months ended March 31, 2006 increased $12 million or 5% compared to the same period in 2005 while sales in Canada increased $608 million or 34% in the same period. This productivity reflects the realization of synergies with the Canada Life operations evidencing both cost savings and business growth.

The increase in commissions is due to a $20 million increase in net commissions paid to the Europe segment in 2006 compared to 2005 primarily in connection with the reinsurance of acquisition costs associated with certain policies issued in Europe. The change in commission expense in the Europe segment reflects a corresponding decrease.

Financing charges consists of interest on debentures and other borrowings, as well as distributions on preferred shares classified as liabilities.

INCOME TAXES

Income taxes for the three months ended March 31, 2006 were $82 million compared to $61 million for the same period in 2005. Net income before income taxes increased $44 million for the three months ended March 31, 2006 over March 31, 2005.

BUSINESS UNITS – CANADA

GROUP INSURANCE

In Canada, the Company offers effective benefit solutions for large and small employee groups. Through its Canada Life subsidiary, the Company is a recognized leader in the creditor insurance business with over $1.4 billion in annual direct premium.

2006 DEVELOPMENTS

- Net income to shareholders increased by $8 million, or 12% to $74 million.
- Overall sales results grew by 16%.

OPERATING RESULTS

Net income

Three months

Net income attributable to common shareholders was $74 million, which represents an increase of $8 million, or 12% compared to the first quarter of 2005.

The results reflect favourable investment experience and asset/liability matching. This was partly offset by a decrease in gains from mortality and morbidity.

Premiums and deposits and sales

Group Insurance - divisional summary

Premiums and deposits		For the three months ended March 31		
Business/Product		**2006**	2005	% Change
Small/mid-sized case		$ **461**	$ 450	2%
Large case	- insured	**387**	399	-3%
	- ASO	**546**	474	15%
	- creditor/direct marketing	**32**	40	-20%
Sub-total		**1,426**	1,363	5%
Premiums reinsured				
Small/mid-sized case		**(117)**	(128)	
Large case	- insured	**(104)**	(102)	
Net premiums		$ **1,205**	$ 1,133	6%

Sales		For the three months ended March 31		
Business/Product		**2006**	2005	% Change
Small/mid-sized case		$ **39**	$ 42	-7%
Large case	- insured	**19**	22	-14%
	- ASO	**63**	19	232%
	- creditor/direct marketing	**2**	23	-91%
Total sales		$ **123**	$ 106	16%

Three months

Total net premiums and deposits were $1,205 million, which is 6% higher than the first quarter of 2005. Excluding the impact of $221 million of premiums ceded under a bulk reinsurance agreement ($230 million in 2005), premiums and deposits increased 5% over the comparative period in 2005. Large case ASO premiums and deposits increased 15% resulting from strong sales in 2006. Creditor/direct marketing net premiums decreased 20%, despite a 4% increase in direct premiums received from clients over the comparative period in 2005, as a larger percentage of premiums were reinsured in 2006.

Overall sales results in the quarter were up 16% compared to 2005. The increase in large case ASO sales, which was mainly due to one sale of $32 million, more than offset the decrease in creditor/direct marketing which was due to a large sale in 2005 not repeated this year.

INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS

Individual Insurance & Investment Products (IIIP) consists of four distinct business lines: Individual Life Insurance, Living Benefits, Individual Retirement & Investment Services (IRIS) and Group Retirement Services. Products are distributed through Freedom 55 Financial™ and Great-West Life financial security advisors, Canada Life distribution partners, including managing general agents (MGAs), independent brokers and intercorporate agreements with other financial institutions.

2006 DEVELOPMENTS

- Universal life sales in quarter were double those in first quarter of 2005, continuing the momentum which began in 2005.
- Sales of retail investment funds, including segregated funds and mutual funds, increased 20% and contributed to asset growth of over 23%.
- Sales of Group Capital Accumulation Plans, Payout Annuities and Investment Only business increased 154% contributing to an increase in Group segregated funds assets of over 16%.

OPERATING RESULTS

Net income

Three months

Net income attributable to common shareholders was $144 million compared to $125 million in the first quarter of 2005, an increase of $19 million, or 15%.

Individual Life net income was $62 million compared to $41 million in 2005. The increase in net income reflects a more favourable actuarial reserve basis change in 2006 from improved mortality, and better mortality experience due to lower claims. This result was partially offset by additional new business strain due to the increase in universal life sales in 2006.

Living Benefits net income was $15 million compared to $13 million in 2005. The increase in net income reflects a more favourable actuarial reserve basis change in 2006, partially offset by adverse investment experience and asset/liability matching.

IRIS net income was $42 million compared to $46 million in 2005. The decrease in net income reflects adverse investment experience and asset/liability matching, partially offset by a more favourable actuarial reserve basis change in 2006 as well as an increase in fees from investment fund asset growth.

Group Retirement Services net income was $25 million, essentially unchanged from 2005.

Net income attributable to participating policyholder was $23 million, $2 million more than in the first quarter of 2005, largely driven by the equity component of the participating accounts.

Premiums and deposits and sales

Individual Insurance & Investment Products - divisional summary

Premiums and deposits		For the three months ended March 31		
Business/Product		**2006**	2005	% Change
Life Insurance	- Participating	**$ 440**	$ 426	3%
	- Non-participating	**127**	113	12%
Living Benefits		**59**	56	5%
Individual Retirement & Investment Services				
Risk-based products		**94**	91	3%
Segregated funds		**941**	797	18%
Group Retirement Services				
Risk-based products		**196**	164	20%
Segregated funds		**931**	700	33%
Total premiums and deposits		**$ 2,788**	$ 2,347	19%

Sales		For the three months ended March 31		
Business/Product		**2006**	2005	% Change
Life Insurance	- Participating	**$ 18**	$ 20	-10%
	- Non-participating	**26**	18	44%
Living Benefits		**9**	12	-25%
Individual Retirement & Investment Services				
Risk-based products		**189**	220	-14%
Segregated funds		**1,096**	941	16%
Securities (1)		**278**	200	39%
Group Retirement Services				
Risk-based products		**111**	27	311%
Segregated funds		**396**	143	177%
Securities (1)		**130**	81	60%
Total sales		**$ 2,253**	$ 1,662	36%

(1) Includes mutual funds distributed by Quadrus Investment Services, stock incentive and mutual funds administered by GRS Securities Inc. and portfolio assets managed by Laketon Investment Management.

Assets under administration

Assets under administration

	March 31		December 31	
	2006	2005	2005	2004
Business/Product				
Individual Retirement & Investment Services				
Risk-based products	**$ 5,980**	$ 6,054	$ 6,041	$ 6,129
Segregated funds	**19,312**	16,311	18,175	15,759
Group Retirement Services				
Risk-based products	**5,800**	5,790	5,846	5,825
Segregated funds	**21,957**	18,833	20,679	18,699
Total assets under administration	**$ 53,049**	$ 46,988	$ 50,741	$ 46,412
Other plan assets (1)				
Business/Product				
Individual Retirement & Investment Services	**$ 3,759**	$ 2,375	$ 3,310	$ 2,174
Group Retirement Services	**7,121**	7,068	7,001	6,986
Total assets under administration and other plan assets				
Individual Retirement & Investment Services (1)	**$ 29,051**	$ 24,740	$ 27,526	$ 24,062
Group Retirement Services (1)	**$ 34,878**	$ 31,691	$ 33,526	$ 31,510

(1) Includes mutual funds distributed by Quadrus Investment Services, stock incentive and mutual funds administered by GRS Securities Inc. and portfolio assets managed by Laketon Investment Management.

INDIVIDUAL LIFE

Three months

Individual life insurance sales were $44 million during the first quarter and $6 million or 16% higher than the first quarter of 2005. The growth is mainly attributable to a 100% increase in universal life sales over the first quarter of 2005 as the Company's focus on this product line has continued. All distribution channels exhibited significant universal life sales growth (77% or more) over 2005 in the quarter. Sales of term products, which were repriced in mid-2005 in line with other competitive products in the market, were 7% higher than first quarter of 2005 while participating products decreased 10% due to fewer large case sales.

Premiums and deposits on individual life products increased $28 million over the first quarter of 2005, highlighted by 12% growth in non-participating revenue premium. These results reflect both continued strong persistency and sales momentum, particularly in the universal life product line.

LIVING BENEFITS

Three months

Total living benefits sales were $9 million, 25% lower than in the first quarter of 2005 due mainly to exceptional sales in 2005. Premium rates were increased in response to reinsurer rate increases in the Canadian critical illness insurance market in the fourth quarter of 2004 for both the Great-West Life and Canada Life brands. Significant volumes of the previous series of less expensive critical illness products continued to be placed in the first quarter of 2005.

Total living benefits premiums were $59 million, 5% higher than the first quarter of 2005. The result reflects growth in both disability and critical illness premiums, evidencing good persistency and strong sales in the last half of 2005.

INDIVIDUAL RETIREMENT & INVESTMENT SERVICES (IRIS)

Three months

IRIS experienced a strong quarter highlighted by a 16% increase in segregated fund sales over the same period in 2005 due mainly to strong equity markets and continued momentum in the Canada Life channel. Segregated fund assets increased by 6% in quarter to $19.3 billion at March 31, 2006. This was due in part to good net cash flow and a strong increase in Canadian equity securities; evidenced by a 7.4% increase in the S&P TSX Composite Index in the quarter.

Premiums from risk-based products increased 3% from the first quarter of 2005 due to strong sales of new guaranteed savings products. Sales were down 14% from 2005 due to smaller amounts of guaranteed savings maturities available to reinvest as well as a decline in payout annuity sales. The strong equity markets, low interest rates and current consumer preference for income trusts have made guaranteed products less attractive.

Sales of mutual funds through Quadrus increased 39% over the same quarter in 2005. Mutual fund assets grew to over $3.8 billion at March 31, 2006, with $1.5 billion of that in proprietary Quadrus Group of Funds. Contributing to the growth in third party mutual fund assets under administration was the acquisition of a book of mutual fund business in December and January, comprising $370 million of assets and over 70 representatives at Quadrus. Additional acquisitions of mutual fund books and investment representatives are planned for 2006 which will continue to build scale and opportunity for additional profitability for Quadrus and subsequent insurance product business.

GROUP RETIREMENT SERVICES

Three months

Sales in the first quarter were up 154% from the same period in 2005. The group capital accumulation plan business enjoyed a sales increase of over 200%. Significant activity in late 2005 resulted in very strong new business results in early 2006. Premiums and deposits increased 30% over 2005 which is a reflection of strong sales, also healthy cash flows from the in-force block of business. Total assets, including segregated funds, risk-based assets and securities offered through GRS Securities Inc., increased by $1.4 billion in the first quarter to $34.9 billion at March 31, 2006.

UNITED STATES

The United States operating results for Lifeco include the results of GWL&A and the results of the insurance businesses in the United States branches of Great-West Life and Canada Life, together with an allocation of a portion of Lifeco's corporate results.

2006 DEVELOPMENTS

- Net income in US dollars increased 6% over the first quarter of 2005.
- Healthcare net income in US dollars decreased 2% related to pricing actions resulting from competitive market conditions.
- Membership continued its upward trend, particularly in specialty markets.
- Financial Services net income in US dollars increased 14% in the first quarter of 2006, primarily from higher fee income in Retirement Services.

Selected consolidated financial information - United States

	For the three months ended March 31		
	2006	2005	% Change
Total premiums and deposits	**$ 2,763**	$ 3,203	-14%
Fee and other income	**297**	294	1%
Paid or credited to policyholders	**838**	1,356	-38%
Net income - common shareholders	**134**	144	-7%
Total assets	**$ 27,239**	$ 28,130	-3%
Segregated funds assets (1)	**17,655**	16,747	5%
Total assets under administration	**$ 44,894**	$ 44,877	-

1) The Company's segregated funds offer mutual funds or other investment options that purchase guaranteed annuity contracts issued by the Company. As of March 31, 2006, such investments had been made in the guaranteed interest annuity contracts in the amount of $31 million compared to $384 million for the same period in 2005. As the general account investments are also included in the segregated funds account balances, the Company has reduced the segregated fund account balances by $396 million as of March 31, 2006 compared to $378 million for the same period in 2005 to avoid overstatement of customer account values under management.

FINANCIAL INFORMATION – UNITED STATES

Consolidated operations	For the three months ended March 31	
	2006	2005
Income:		
Premium income	$ 692	$ 1,204
Net investment income	335	371
Fee and other income	297	294
Total income	1,324	1,869
Benefits and expenses:		
Paid or credited to policyholders	838	1,356
Other	289	304
Net operating income before income taxes	197	209
Income taxes	61	64
Net income before non-controlling interests	136	145
Non-controlling interests	2	1
Net income - common shareholders	134	144

NET INCOME

Net income - common shareholders	For the three months ended March 31		
	2006	2005	% Change
Healthcare	$ 50	$ 59	-15%
Financial Services	83	83	-
Corporate	1	2	-50%
	$ 134	$ 144	-7%
In millions US $	$ 117	$ 110	6%

Consolidated net income of the United States segment for the three months ended March 31, 2006 was $134 million compared to $144 million for the same period in 2005. The decrease was primarily related to the change in the net effective currency rate as net income increased 6% in US dollars.

In the quarter, Healthcare net income decreased 2% in US dollars due primarily to lower aggregate morbidity results partially offset by favorable experience in administrative fees and investment gains. Financial Services net income increased 14% in US dollars, due to increased fee income.

The in-quarter income from Corporate decreased by $1 million in Canadian dollars, mainly due to a reduction in investment income.

PREMIUMS AND DEPOSITS AND SALES

Premiums and deposits	For the three months ended March 31		
Business/Product	**2006**	2005	% Change
Healthcare	**$ 1,676**	$ 1,646	2%
Financial Services	**1,087**	1,557	-30%
Total premiums and deposits	**$ 2,763**	$ 3,203	-14%
Summary by Type			
Risk-based products	**$ 692**	$ 1,204	-43%
Self-funded premium equivalents (ASO contracts)	**1,373**	1,416	-3%
Segregated funds deposits			
Individual products	**76**	55	38%
Group products	**622**	528	18%
Total premiums and deposits	**$ 2,763**	$ 3,203	-14%
Total premiums and deposits US $	**$ 2,403**	$ 2,604	-8%

Sales	For the three months ended March 31		
Business/Product	**2006**	2005	% Change
Healthcare	**$ 351**	$ 335	5%
Financial Services	**518**	459	13%
Total sales	**$ 869**	$ 794	9%
Total sales US $	**$ 755**	$ 645	17%

Consolidated premiums and deposits in US dollars for the three months ended March 31, 2006 decreased 8% from the same period in 2005. The decrease is primarily attributable to lower P/NP and 401(k) deposits in the Financial Services segment.

Consolidated sales in US dollars for the three months ended March 31, 2006 were $755 million compared to $645 million in 2005. The majority of the increase was driven by Financial Services which was 21% higher primarily due to the increased sales of the BOLI general account product in Individual Markets.

Premiums and deposits and sales were negatively impacted by the strengthening of the Canadian dollar against the US dollar.

NET INVESTMENT INCOME

Net investment income

	For the three months ended March 31		
	2006	2005	% Change
Investment income earned	**$ 323**	$ 354	-9%
Amortization of gains and losses	**15**	20	-25%
Provision for credit losses	**2**	2	-
Gross investment income	**340**	376	-10%
Less: investment expenses	**5**	5	-
Net investment income	**$ 335**	$ 371	-10%

Net investment income for the three months ended March 31, 2006 decreased $36 million or 10% compared to the same period last year. The decrease was due primarily to the strengthening of the Canadian dollar which more than offset the small increase in the overall yield experienced in the investment portfolio due to reinvestment of assets at higher interest rates.

FEE INCOME

Fee income is derived from the management of segregated funds assets, the administration of group health ASO business, and third-party administration fees.

Fee income

	For the three months ended March 31		
	2006	2005	% Change
Segregated funds	**$ 53**	$ 55	-4%
ASO contracts	**201**	203	-1%
Other	**43**	36	19%
Total fee income	**$ 297**	$ 294	1%
Total fee income US $	**$ 258**	$ 239	8%

Fee income for the three months ended March 31, 2006 increased slightly by 1% compared to the same period in 2005 as overall fee income growth of 8% in US dollars was offset by the impact of the strengthening Canadian dollar.

Segregated funds fee income increased 2% in US dollars primarily due to the improvement in U.S. equity markets.

In US dollars, ASO administrative fees increased 6% driven by increased customer administrative fees on increased membership and increased Pharmacy Benefit Management revenue.

Other fee income increased primarily in Retirement Services due to a combination of growth from new institutional client relationships and the higher fees associated with the recovery of U.S. equity markets.

PAID OR CREDITED TO POLICYHOLDERS

Amounts paid or credited to policyholders includes changes in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payments for fee-based products such as ASO contracts and segregated funds.

For the three months ended March 31, 2006, amounts paid or credited to policyholders were $838 million compared to $1,356 million in 2005. The decrease of 38% is primarily attributable to a combination of a decrease in actuarial liabilities in Retirement Services reflecting lower guaranteed premiums in 401(k) and P/NP and the strengthening of the Canadian dollar.

OTHER

Included in other benefits and expenses are operating expenses, commissions, interest expense on long-term debt and other borrowings, as well as premium taxes.

Other

	For the three months ended March 31		
	2006	2005	% Change
Total expenses	**$ 223**	$ 238	-6%
Less: investment expenses	**5**	5	-
Operating expenses	**218**	233	-6%
Commissions	**57**	55	4%
Financing charges	**4**	4	-
Premium taxes	**10**	12	-17%
Total	**$ 289**	$ 304	-5%

For the three months ended March 31, 2006, operating expenses, commission payments, financing charges and premium tax payments decreased 5% to $289 million, primarily due to the strengthening of the Canadian dollar. In US dollars operating expenses were essentially flat when compared to the same period last year and commissions increased 11% as a result of sales increasing 17%.

BUSINESS UNITS – UNITED STATES

HEALTHCARE

Net income

Three months

In quarter earnings in the Healthcare business unit in US dollars totalled $43 million, which is a 2% decrease compared to first quarter of 2005. A deterioration in the aggregate stop-loss claims experience primarily in the select segment was partially offset by increased administrative fees on higher membership, particularly in Specialty Market. These results also include increased Pharmacy Benefit Management revenue due to higher utilization combined with improved prescription pricing. Due to the impact of the stronger Canadian dollar, the reported net income decreased $9 million or 15% compared to the same period in 2005.

Premiums and deposits and sales

Healthcare - divisional summary

Premiums and deposits		**For the three months ended March 31**		
Business/Product		**2006**	2005	% Change
Group life and health	*- guaranteed*	**$ 303**	$ 230	32%
	- ASO	**1,373**	1,416	-3%
Total premiums and deposits		**$ 1,676**	$ 1,646	2%
Total premiums and deposits US $		**$ 1,458**	$ 1,338	9%

Sales	**For the three months ended March 31**		
Business/Product	**2006**	2005	% Change
Group life and health	**$ 351**	$ 335	5%
Total sales US $	**$ 305**	$ 272	12%

Healthcare - members (in thousands)

	Change for the three months ended March 31		**Total at March 31**		
	2006	2005	**2006**	2005	% Change
Select and mid-market	**(43)**	(84)	**1,249**	1,283	-3%
National and Specialty Market	**69**	(23)	**802**	631	27%
Total	**26**	(107)	**2,051**	1,914	7%

Three months

The reported net premiums and deposits increased by 2% compared to the first quarter of 2005. Healthcare premiums and deposits for the quarter, in US dollars, increased 9% to $1,458 million due in part to renewal price increases. Additionally, the termination of a stop loss reinsurance agreement effective January 1, 2006 resulted in a decrease in ceded premium of $62 million compared to the first quarter of 2005.

Excluding the impact of reinsurance activity in 2005, premium income in US dollars totalled $1,400 million.

Membership at March 31, 2006 of 2.051 million members increased 1% from 2.025 million members at December 31, 2005, primarily in Specialty Market sales.

Healthcare sales increased 12% to $305 million for the first quarter of 2006 over the same period last year in US dollars. This increase is attributable to increased average premium per member sold combined with an increase in Specialty Market.

FINANCIAL SERVICES

Net income

Three months

In quarter earnings were $83 million which is flat compared to the same period in 2005. In US dollars, earnings increased 14% compared to the same period in 2005. The increase was due primarily to increases in the Retirement Services area as a result of higher fee income due to growth in the institutional services segment primarily from new institutional client relationships and the improvements in the U.S. equity markets.

Premiums and deposits and sales

Financial Services - divisional summary

Premiums and deposits	For the three months ended March 31		
Business/Product	**2006**	2005	% Change
Individual Markets	**$ 245**	$ 215	14%
Retirement Services	**842**	1,342	-37%
Total premiums and deposits	**$ 1,087**	$ 1,557	-30%
Total premiums and deposits US $	**$ 945**	$ 1,266	-25%

Sales	For the three months ended March 31		
Business/Product	**2006**	2005	% Change
Individual Markets	**$ 106**	$ 47	126%
Retirement Services	**412**	412	-
Total sales	**$ 518**	$ 459	13%
Total sales US $	**$ 450**	$ 373	21%

Financial Services - participant accounts (in thousands)

	Change for the three months ended March 31		Total at March 31		
	2006	2005	**2006**	2005	% Change
Individual Markets	**(1)**	10	**453**	462	-2%
Public/Non-Profit	**18**	17	**1,596**	1,453	10%
FASCore	**172**	45	**888**	680	31%
401(k)	**4**	62	**477**	511	-7%
Retirement Services	**194**	124	**2,961**	2,644	12%
Total	**193**	134	**3,414**	3,106	10%

Three months

Premiums and deposits for the quarter were $1,087 million, a decrease of $470 million or 30% compared to the same period in 2005. The Company's segregated funds offer mutual funds or other investment options that purchase guaranteed interest annuity contracts. In the first quarter of 2005 there was a large purchase of such guaranteed interest annuity contracts of $384 million compared to only $31 million for the three months ended March 31, 2006. The remaining decrease year over year is primarily due to the strengthening of the Canadian dollar.

Sales for the quarter increased $59 million or 13% compared to the same period in 2005. The increase is primarily in Individual Markets which exhibited growth in the general account sales of the BOLI product in 2006.

Increase in participant accounts is primarily in the FASCore line of business. FASCore increased due to the addition of new institutions since the first quarter of 2005 including Franklin Templeton Investments with 78,000 participants, Federated Investors with 79,000 participants and JP Morgan with 16,000 participants.

Financial Services - Retirement Services customer account values

	Change for the three months ended March 31		Total at March 31		
	2006	2005	**2006**	2005	**% Change**
General account - fixed options					
Public/Non-profit	**$ (89)**	$ 255	**$ 4,289**	$ 4,571	-6%
401(k)	**(16)**	262	**1,264**	1,284	-2%
	$ (105)	$ 517	**$ 5,553**	$ 5,855	-5%
Segregated funds - variable options					
Public/Non-profit	**$ 141**	$ (171)	**$ 6,717**	$ 6,524	3%
401(k)	**365**	(307)	**7,864**	7,377	7%
	$ 506	$ (478)	**$ 14,581**	$ 13,901	5%
Unaffiliated retail investment options & administrative services only					
Public/Non-profit	**$ 2,687**	$ 218	**$ 45,348**	$ 36,385	25%
401(k)	**336**	2,272	**6,669**	6,057	10%
Institutional (FASCore)	**7,109**	981	**29,190**	19,106	53%
	$ 10,132	$ 3,471	**$ 81,207**	$ 61,548	32%

Account values invested in the general account fixed investment options have decreased in US dollars by 2% compared to the same period last year, due to the termination of a single large case that totalled $60 million in US dollars.

Since the Company's segregated funds purchase guaranteed annuity contracts in the general account, the Company has reduced the segregated fund account balances to avoid overstatement of customer account values under management by $396 million at March 31, 2006 and $378 million at March 31, 2005.

Participant accounts' values invested in unaffiliated retail investment options and participant account values where only administrative services and recordkeeping functions are provided have increased 32% in 2006. The increase is primarily attributable to an increase in participants from institutional cases and improvement in U.S. equity markets.

EUROPE

The European segment is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The segment is comprised of two distinct business units: Insurance & Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland.

The Insurance & Annuities business is conducted through Canada Life and its subsidiaries. The Reinsurance business is conducted through Canada Life, LRG, and their subsidiaries.

TRANSLATION OF FOREIGN CURRENCY

Foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period.

In 2005, the Company mitigated the volatility associated with the fluctuation of foreign currencies by using forward foreign currency contracts. The effect of these contracts was reflected in the net effective rates. In 2006, the Company has no forward foreign currency contracts in place. The rates used to translate foreign currency denominated items are:

Period ended	Balance sheet	Operations	
	Assets & liabilities	Income & expenses	Net effective rate
United States dollar			
March 31, 2006	**$1.17**	**$1.15**	**$1.1500**
December 31, 2005	$1.17	$1.21	$1.2553
March 31, 2005	$1.21	$1.23	$1.2300
British pound			
March 31, 2006	**$2.03**	**$2.02**	**$2.0200**
December 31, 2005	$2.00	$2.21	$2.3272
March 31, 2005	$2.28	$2.32	$2.3013
Euro			
March 31, 2006	**$1.42**	**$1.39**	**$1.3900**
December 31, 2005	$1.38	$1.51	$1.6159
March 31, 2005	$1.57	$1.61	$1.6053

The currency translation impact discussed in the Europe section of this report is based on the application to the 2006 results of the 2005 translation rates including, where appropriate, the impact of forward foreign exchange contracts in place in 2005.

2006 DEVELOPMENTS

- *Shareholder net income increased $10 million, up 10% over the first quarter of 2005. Excluding the* unfavourable currency translation impact, shareholder net income is up 24%.
- Insurance & Annuities premiums and deposits increased by $170 million, up 13% over the first quarter of 2005. Excluding the unfavourable currency translation impact, Insurance & Annuities premiums and deposits increased 30%.
- Insurance & Annuities sales increased by $130 million, up 14% over the first quarter of 2005. Excluding the unfavourable currency translation impact, Insurance & Annuities sales grew by 31%.

Selected consolidated financial information - Europe

	For the three months ended March 31		
	2006	2005	% Change
Total premiums and deposits	**$ 2,437**	$ 2,535	-4%
Fee and other income	**139**	131	6%
Paid or credited to policyholders	**1,635**	1,941	-16%
Net income - common shareholders	**111**	101	10%
Total assets	**$ 26,045**	$ 21,469	21%
Segregated funds assets	**21,073**	18,036	17%
Total assets under administration	**$ 47,118**	$ 39,505	19%

FINANCIAL INFORMATION – EUROPE

Consolidated operations

	For the three months ended March 31	
	2006	2005
Income:		
Premium income	**$ 1,433**	$ 1,815
Net investment income	**304**	240
Fee and other income	**139**	131
Total income	**1,876**	2,186
Benefits and expenses:		
Paid or credited to policyholders	**1,635**	1,941
Other	**101**	118
Amortization of finite life intangible assets	**1**	1
Net operating income before income taxes	**139**	126
Income taxes	**24**	23
Net income before non-controlling interests	**115**	103
Non-controlling interests	**4**	2
Net income - common shareholders	**111**	101

NET INCOME

Net income - common shareholders

	For the three months ended March 31		
	2006	2005	% Change
Insurance & Annuities	**$ 88**	$ 78	13%
Reinsurance	**23**	23	-
	$ 111	$ 101	10%

Net income attributable to common shareholders for the three months ended March 31, 2006 increased $10 million or 10% to $111 million compared to the same period in 2005, reflecting strong earnings growth in Insurance & Annuities. The Reinsurance results were in line with the same period in 2005. Excluding the unfavourable currency translation impact, net income was up 24%.

PREMIUMS AND DEPOSITS AND SALES

Premiums and deposits	For the three months ended March 31		
Business/Product	**2006**	2005	% Change
UK / Isle of Man	**$ 1,177**	$ 1,009	17%
Ireland / Germany	**324**	318	2%
International	**5**	9	-44%
Insurance & Annuities	**$ 1,506**	$ 1,336	13%
Reinsurance	**931**	1,199	-22%
Total premiums and deposits	**$ 2,437**	$ 2,535	-4%
Summary by Type			
Risk-based products	**$ 1,433**	$ 1,815	-21%
Segregated funds deposits			
Individual products	**1,004**	720	39%
Group products	**-**	-	-
Total premiums and deposits	**$ 2,437**	$ 2,535	-4%

Sales	For the three months ended March 31		
Business/Product	**2006**	2005	% Change
UK / Isle of Man	**$ 919**	$ 739	24%
Ireland / Germany	**173**	223	-22%
International	**-**	-	-
Insurance & Annuities	**$ 1,092**	$ 962	14%
Reinsurance	**854**	1,136	-25%
Total sales	**$ 1,946**	$ 2,098	-7%

Premiums and deposits for the first quarter of 2006 decreased $98 million or 4% to $2,437 million, while sales decreased $152 million to $1,946 million, compared to the same quarter last year. The results reflect lower premiums and deposits in U.K. payout annuities in 2006 and, in the Reinsurance segment, lower premiums and deposits due to the renegotiation and commutation of certain reinsurance contracts in 2005 and 2006. This is

partly offset by strong sales of savings products in U.K./Isle of Man and Ireland, pension products in Ireland and Germany in 2006. Excluding the unfavourable currency translation impact, premiums and deposits increased 8%.

NET INVESTMENT INCOME

Net investment income

	For the three months ended March 31		
	2006	2005	% Change
Investment income earned	**$ 259**	$ 215	20%
Amortization of gains and losses	**49**	29	69%
Provision for credit losses	**-**	-	-
Gross investment income	**308**	244	26%
Less: investment expenses	**4**	4	-
Net investment income	**$ 304**	$ 240	27%

Net investment income for the three months ended March 31, 2006 increased $64 million or 27% from the same period last year, primarily due to invested asset growth pertaining to the Phoenix and London acquisition in 2005. As well, increased income from continued strong equity markets was offset by the negative currency translation effect of the strengthening Canadian dollar.

FEE INCOME

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee for service basis. The most significant of these products are segregated funds, for which the Company earns investment management and other fees.

Fee income

	For the three months ended March 31		
	2006	2005	% Change
Segregated funds and other fees	**$ 139**	$ 131	6%

For the three months ended March 31, 2006, fee income increased $8 million or 6%. Excluding the unfavourable currency translation impact, of $22 million or 17%, fee income increased $30 million or 23% from the same period last year. The solid performance reflects the strong growth of segregated fund business in the United Kingdom and Ireland/Germany, as well as improved equity market performance.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (segregated funds).

In aggregate, $1.6 billion was paid or credited to policyholders in the three months ended March 31, 2006, compared to $1.9 billion a year ago. The results primarily reflect lower payout annuity sales in U.K. and the commutation of certain reinsurance contracts in LRG.

INCOME TAX

Income taxes for the three months ended March 31, 2006 was $24 million compared to $23 million in 2005. The change in income taxes reflects higher pre-tax income in 2006 as well as the impact of different tax jurisdictions.

OTHER

Included in other benefits and expenses are operating expenses, commissions, interest expense on borrowings, as well as premium taxes.

Other

	For the three months ended March 31		
	2006	2005	% Change
Total expenses	**$ 86**	$ 85	1%
Less: investment expenses	**4**	4	-
Operating expenses	**82**	81	1%
Commissions	**13**	33	-61%
Financing costs	**1**	-	-
Premium taxes	**5**	4	25%
Total	**$ 101**	$ 118	-14%

For the three months ended March 31, 2006, operating expenses were in line with the same period last year. The decrease in commissions includes a $20 million increase of net commission payments received from the Canada segment in 2006 compared to 2005, primarily in connection with the reinsurance of acquisition costs associated with certain policies issued in Europe. Commission expense in the Canada segment is increased by a corresponding amount.

BUSINESS UNITS – EUROPE

INSURANCE & ANNUITIES

Net income

Three months
Net income attributable to common shareholders increased $10 million, or 13% to $88 million compared to the first quarter of 2005. Excluding the unfavourable currency translation impact of $12 million, net income was up 30%.

The increase in earnings is being driven by growth in the U.K. payout annuity business due particularly to the contribution of $10 million from the payout annuity block acquired in 2005 from Phoenix and London offset somewhat by lower payout annuity sales. The Phoenix and London contribution represents favourable investment experience and asset/liability matching as well as favourable mortality experience attributable to this block of business. In addition, earnings benefited from improved morbidity experience in the Group insurance business and favourable investment experience and asset/liability matching. The 2005 results also included a one-time investment gain in Ireland of 6 million euros resulting from lower reserve requirements in connection with investment fund guarantees. Improved operational efficiencies and equity market performance also contributed to the overall strong performance.

Premiums and deposits and sales

Three months
Premiums and deposits increased $170 million or 13%. Excluding the unfavourable currency translation impact of $226 million or 17%, premiums and deposits increased $396 million or 30% compared to the first quarter of 2005. The increase reflects higher segregated fund premiums on savings products in the United Kingdom/Isle of Man and Ireland, pension products in Ireland and Germany partly offset by lower premiums in U.K. payout annuities. The decrease in U.K. payout annuities reflects a more competitive environment combined with customers delaying purchasing decisions due to the introduction of new retirement legislation in April of 2006.

Sales increased by $130 million or 14%. Excluding the unfavourable currency translation impact of $164 million or 17%, sales increased $294 million or 31% compared to the first quarter of 2005. Strong sales growth in savings products in the United Kingdom/Isle of Man and savings and pension products in Ireland were partly offset by weaker sales in UK payout annuities and Germany. The decrease in Germany reflects the carry over into the first quarter of 2005 of the surge in sales caused by changes to the taxation of pension products. The reason for the decline in U.K. payout annuity sales is the same as noted above.

Excluding the carry over of the sales surge into the first quarter of 2005, sales increased 23% compared to the same period last year.

REINSURANCE

Net income

Three months
Net income for the Reinsurance business unit of $23 million was in line with the same period last year. The results primarily reflect higher renewal profits offset by higher new business strain as well as unfavourable morbidity experience. The 2005 results also included favourable investment experience and asset/liability matching.

The stronger Canadian dollar relative to the US dollar resulted in a decrease in earnings year over year of approximately $2 million.

Premiums and deposits and sales

Three months
Premiums and deposits for the Reinsurance business unit were $931 million, a decrease of $268 million or 22% from the three months ended March 31, 2005. Sales were $854 million, a decrease of $282 million or 25% from the same period in 2005. This primarily reflects the renegotiation and commutation of certain reinsurance contracts in 2005 and 2006.

LIFECO CORPORATE OPERATING RESULTS

The Lifeco Corporate segment includes operating results for activities of Lifeco that are not associated with the major business units of the Company.

Consolidated operations

	For the three months ended March 31	
	2006	2005
Income:		
Premium income	$ -	$ -
Net investment income	-	(3)
Fee and other income	-	-
Total income	-	(3)
Benefits and expenses:		
Paid or credited to policyholders	-	-
Other	1	1
Restructuring costs	-	7
Amortization of finite life intangible assets	-	-
Net operating income before income taxes	(1)	(11)
Income taxes	2	1
Net income before non-controlling interests	(3)	(12)
Non-controlling interests	-	-
Net income - common shareholders	(3)	(12)

In quarter

Corporate net income was a charge of $3 million compared to a charge of $12 million in the first quarter of 2005, comprised of the following after-tax charges: restructuring costs incurred in 2006 related to the CLFC acquisition of $0 million ($4 million in 2005), $2 million of U.S. withholding tax ($6 million in 2005) incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries, and $1 million of operating expense ($2 million of operating expense in 2005) incurred at the Lifeco level.

OTHER INFORMATION

Additional information relating to Lifeco, including Lifeco's most recent financial statements, CEO/CFO certification and Annual Information Form are available at www.sedar.com.

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended March 31	
	2006	2005
Income		
Premium income	**$ 3,700**	$ 4,528
Net investment income (note 2)	**1,323**	1,292
Fee and other income	**652**	614
	5,675	6,434
Benefits and expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**4,001**	4,816
Commissions	**342**	329
Operating expenses	**562**	564
Premium taxes	**60**	61
Financing charges (note 3)	**47**	48
Amortization of finite life intangible assets	**4**	5
Restructuring costs	**-**	7
Net income before income taxes	**659**	604
Income taxes - current	**117**	29
Income taxes - future	**52**	120
Net income before non-controlling interests	**490**	455
Non-controlling interests (note 8)	**34**	29
Net income - shareholders	**456**	426
Perpetual preferred share dividends	**10**	7
Net income - common shareholders	**$ 446**	$ 419
Earnings per common share (note 12)		
Basic	**$ 0.501**	$ 0.471
Diluted	**$ 0.497**	$ 0.466

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEET *(unaudited)*

(in $ millions)

	March 31, 2006	December 31, 2005	March 31, 2005
Assets			
Bonds	**$ 59,481**	$ 59,298	$ 55,439
Mortgage loans	**14,693**	14,605	14,643
Stocks	**4,182**	4,028	3,567
Real estate	**1,839**	1,842	1,679
Loans to policyholders	**6,735**	6,646	6,572
Cash and certificates of deposit	**2,674**	2,961	2,804
Funds held by ceding insurers	**2,504**	2,556	2,209
Goodwill	**5,327**	5,327	5,328
Intangible assets	**1,453**	1,453	1,498
Other assets (note 4)	**3,418**	3,445	3,297
Total assets	**$ 102,306**	$ 102,161	$ 97,036
Liabilities			
Policy liabilities			
Actuarial liabilities	**$ 71,611**	$ 71,263	$ 66,704
Provision for claims	**1,010**	999	1,081
Provision for policyholder dividends	**546**	535	595
Provision for experience rating refunds	**352**	401	507
Policyholder funds	**2,112**	2,088	2,067
	75,631	75,286	70,954
Debentures and other debt instruments (note 5)	**1,891**	1,903	2,092
Funds held under reinsurance contracts	**4,009**	4,089	4,376
Other liabilities (note 6)	**3,787**	4,318	4,295
Repurchase agreements	**996**	936	800
Deferred net realized gains	**2,654**	2,598	2,168
	88,968	89,130	84,685
Preferred shares (note 9)	**787**	787	797
Capital trust securities and debentures (note 7)	**648**	648	650
Non-controlling interests (note 8)			
Participating surplus in subsidiaries	**1,771**	1,741	1,680
Preferred shares issued by subsidiaries	**209**	209	209
Perpetual preferred shares issued by subsidiaries	**156**	157	158
Share capital and surplus			
Share capital (note 9)			
Perpetual preferred shares	**799**	799	499
Common shares	**4,668**	4,660	4,659
Accumulated surplus	**5,095**	4,860	4,124
Contributed surplus	**21**	19	16
Currency translation account	**(816)**	(849)	(441)
	9,767	9,489	8,857
Liabilities, share capital and surplus	**$ 102,306**	$ 102,161	$ 97,036

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF SURPLUS *(unaudited)*

(in $ millions)

	For the three months ended March 31	
	2006	2005
Accumulated surplus		
Balance, beginning of year	**$ 4,860**	$ 3,890
Net income	**456**	426
Common share cancellation excess	**(11)**	(11)
Dividends to shareholders		
Perpetual preferred shareholders	**(10)**	(7)
Common shareholders	**(200)**	(174)
Balance, end of period	**$ 5,095**	$ 4,124
Contributed surplus		
Balance, beginning of year	**$ 19**	$ 14
Stock option expense (note 10)	**2**	2
Balance, end of period	**$ 21**	$ 16
Currency translation account		
Balance, beginning of year	**$ (849)**	$ (426)
Change during the period	**33**	(15)
Balance, end of period	**$ (816)**	$ (441)

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF CASH FLOWS *(unaudited)*
(in $ millions)

	For the three months ended March 31	
	2006	2005
Operations		
Net income	**$ 456**	$ 426
Adjustments for non-cash items:		
Change in policy liabilities	**129**	879
Change in funds held by ceding insurers	**52**	128
Change in funds held under reinsurance contracts	**(78)**	2
Change in current income taxes payable	**(89)**	(153)
Future income tax expense	**52**	120
Other	**(574)**	(336)
Cash flows from operations	**(52)**	1,066
Financing Activities		
Issue of common shares	**12**	10
Purchased and cancelled common shares	**(15)**	(13)
Repayment of debentures and other debt instruments	**(12)**	(1)
Dividends paid	**(210)**	(181)
	(225)	(185)
Investment Activities		
Bond sales and maturities	**8,016**	9,223
Mortgage loan repayments	**438**	842
Stock sales	**294**	240
Real estate sales	**119**	36
Change in loans to policyholders	**(87)**	(37)
Change in repurchase agreements	**114**	112
Investment in bonds	**(7,977)**	(9,528)
Investment in mortgage loans	**(532)**	(970)
Investment in stocks	**(353)**	(389)
Investment in real estate	**(72)**	(52)
	(40)	(523)
Effect of changes in exchange rates on cash and certificates of deposit	**30**	(26)
Increase (decrease) in cash and certificates of deposit	**(287)**	332
Cash and certificates of deposit, beginning of year	**2,961**	2,472
Cash and certificates of deposit, end of period	**$ 2,674**	$ 2,804

Notes to Interim Consolidated Financial Statements *(unaudited)*
(in $ millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

(a) The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at March 31, 2006 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2005. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2005.

(b) Certain of 2005 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year.

2. Net Investment Income

Net investment income is comprised of the following:

For the three months ended March 31, 2006

	Investment income earned	Amortization of net realized and unrealized gains	Provision for credit losses	Investment expenses	Net investment income
Bonds	$ 800	$ 61	$ 2	$ -	$ 863
Mortgage loans	216	12	-	-	228
Stocks	33	76	-	-	109
Real estate	26	14	-	-	40
Other	99	-	-	(16)	83
	$ 1,174	$ 163	$ 2	$ (16)	$ 1,323

For the three months ended March 31, 2005

	Investment income earned	Amortization of net realized and unrealized gains	Provision for credit losses	Investment expenses	Net investment income
Bonds	$ 778	$ 60	$ 1	$ -	$ 839
Mortgage loans	227	13	2	-	242
Stocks	37	43	-	-	80
Real estate	46	8	-	-	54
Other	90	-	-	(13)	77
	$ 1,178	$ 124	$ 3	$ (13)	$ 1,292

3. Financing Charges

Financing charges include interest on long-term debentures and other debt instruments together with distributions and interest on capital trust securities and debentures and preferred shares classified as liabilities.

	For the three months ended March 31	
	2006	2005
Interest on long-term debentures and other debt instruments	**$ 27**	$ 29
Preferred share dividends	**10**	10
Interest on capital trust debentures	**12**	12
Other	**1**	-
Distributions on capital trust securities held by consolidated group as temporary investments	**(3)**	(3)
Total	**$ 47**	$ 48

4. Other Assets

Other assets consist of the following:

	March 31, 2006	December 31, 2005	March 31, 2005
Premiums in course of collection	**$ 633**	$ 623	$ 562
Interest due and accrued	**936**	893	881
Future income taxes	**338**	363	313
Fixed assets	**271**	279	300
Prepaid expenses	**60**	76	74
Accounts receivable	**659**	716	648
Accrued pension asset	**171**	179	174
Other	**350**	316	345
	$ 3,418	$ 3,445	$ 3,297

5. Debentures and Other Debt Instruments

Debentures and other debt instruments consist of the following:

	March 31, 2006	December 31, 2005	March 31, 2005
Short term			
Commercial paper and other short term debt instruments with interest rates from 4.5% to 4.9% (4.0% to 5.0% in 2005)	**$ 110**	$ 112	$ 114
Revolving credit in respect of reinsurance business with interest rates from 5.4% to 5.5% maturing within one year (5.0% to 5.2% in 2005)	**3**	14	18
Total short term	**113**	126	132
Long term			
Operating:			
Notes payable with interest rate of 8.0%	**9**	9	10
Capital:			
Lifeco			
Five year term facility	**-**	-	150
6.75% Debentures due August 10, 2015, unsecured	**200**	200	200
6.14% Debentures due March 21, 2018, unsecured	**200**	200	200
6.74% Debentures due November 24, 2031, unsecured	**200**	200	200
6.67% Debentures due March 21, 2033, unsecured	**400**	400	400
	1,000	1,000	1,150
Canada Life			
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**250**	250	250
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**200**	200	200
6.40% Subordinated debentures due December 11, 2028, unsecured	**100**	100	100
Acquisition related fair market value adjustment	**10**	13	34
	560	563	584
Great-West Life & Annuity Insurance Capital, LP			
6.625% Deferrable debentures due November 15, 2034, unsecured (U.S.$175)	**209**	205	216
Total long term	**1,778**	1,777	1,960
Total debentures and other debt instruments	**$ 1,891**	$ 1,903	$ 2,092

6. Other Liabilities

Other liabilities consist of the following:

	March 31, 2006	December 31, 2005	March 31, 2005
Current income taxes	**$ 285**	$ 374	$ 251
Accounts payable	**513**	511	491
Liability for restructuring costs	**-**	-	48
Post retirement benefits provision	**525**	508	489
Bank overdraft	**445**	449	651
Future income taxes	**332**	317	272
Other	**1,687**	2,159	2,093
	$ 3,787	$ 4,318	$ 4,295

7. Capital Trust Securities and Debentures

	March 31, 2006	December 31, 2005	March 31, 2005
Capital trust debentures:			
5.995% Senior debentures due December 31, 2052, unsecured (GWLCT)	$ 350	$ 350	$ 350
6.679% Senior debentures due June 30, 2052, unsecured (CLCT)	300	300	300
7.529% Senior debentures due June 30, 2052, unsecured (CLCT)	150	150	150
	800	800	800
Acquisition related fair market value adjustment	33	34	36
Capital trust securities held by consolidated group as temporary investments	(185)	(186)	(186)
Total	$ 648	$ 648	$ 650

Great-West Life Capital Trust (GWLCT), a trust established by The Great-West Life Assurance Company (Great-West Life), had issued $350 of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350, and Canada Life Capital Trust (CLCT), a trust established by The Canada Life Assurance Company (Canada Life), had issued $450 of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450.

8. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West Life, London Life Insurance Company (London Life), Canada Life and Great-West Life & Annuity Insurance Company (GWL&A) at March 31, 2006 and March 31, 2005.

(a) The non-controlling interests of Great-West Life, London Life, Canada Life, GWL&A and their subsidiaries reflected in the Summary of Consolidated Operations are as follows:

	For the three months ended March 31,	
	2006	2005
Participating policyholder		
Net income attributable to participating policyholder before policyholder dividends		
Great-West Life	$ 29	$ 30
London Life	162	149
Canada Life	47	43
GWL&A	43	50
Policyholder dividends		
Great-West Life	(26)	(24)
London Life	(139)	(132)
Canada Life	(46)	(43)
GWL&A	(40)	(49)
Net income	30	24
Preferred shareholder dividends of subsidiaries	4	5
Total	$ 34	$ 29

The carrying value of non-controlling interests consist of the following:

	March 31, 2006	December 31, 2005	March 31, 2005
Participating surplus:			
Great-West Life	**$ 375**	$ 372	$ 366
London Life	**1,174**	1,151	1,098
Canada Life	**26**	25	17
GWL&A	**196**	193	199
	$ 1,771	$ 1,741	$ 1,680
Preferred shares issued by subsidiaries:			
Great-West Life Series L, 5.20% Non-Cumulative	**$ 52**	$ 52	$ 52
Great-West Life Series O, 5.55% Non-Cumulative	**157**	157	157
	$ 209	$ 209	$ 209
Perpetual preferred shares issued by subsidiaries:			
CLFC Series B, 6.25% Non-Cumulative	**$ 145**	$ 145	$ 145
Acquisition related fair market value adjustment	**11**	12	13
	$ 156	$ 157	$ 158

9. Share Capital

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares,
Unlimited Common Shares

Issued and outstanding

	March 31, 2006		December 31, 2005		March 31, 2005	
	Number	**Stated value**	Number	Stated value	Number	Stated value
Preferred shares:						
Classified as liabilities						
Series D, 4.70% Non-Cumulative						
First Preferred Shares	**7,978,900**	**$ 199**	7,978,900	$ 199	8,000,000	$ 200
Series E, 4.80% Non-Cumulative						
First Preferred Shares	**23,499,915**	**588**	23,499,915	588	23,868,115	597
	31,478,815	**$ 787**	31,478,815	$ 787	31,868,115	$ 797
Perpetual preferred shares:						
Classified as equity						
Series F, 5.90% Non-Cumulative						
First Preferred Shares	**7,957,001**	**$ 199**	7,957,001	$ 199	7,957,001	$ 199
Series G, 5.20% Non-Cumulative						
First Preferred Shares	**12,000,000**	**300**	12,000,000	300	12,000,000	300
Series H, 4.85% Non-Cumulative						
First Preferred Shares	**12,000,000**	**300**	12,000,000	300	-	-
	31,957,001	**$ 799**	31,957,001	$ 799	19,957,001	$ 499
Common shares:						
Balance, beginning of year	**890,689,076**	**$ 4,660**	890,592,348	$ 4,651	890,592,348	$ 4,651
Purchased and cancelled under						
Normal Course Issuer Bid	**(504,000)**	**(4)**	(2,012,600)	(11)	(476,000)	(2)
Issued under Stock Option Plan	**1,154,095**	**12**	2,109,328	20	1,102,790	10
Balance, end of period	**891,339,171**	**$ 4,668**	890,689,076	$ 4,660	891,219,138	$ 4,659

10. Stock Based Compensation

No options were granted under the Company's stock option plan for the three months ended March 31, 2006 (100,000 options were granted during the first quarter of 2005). The weighted-average fair value of options granted during the three months ended March 31, 2005 were $6.68 per option. Compensation expense of $2 after tax has been recognized in the Summary of Consolidated Operations for the three months ended March 31, 2006 ($2 after tax for the three months ended March 31, 2005).

11. Pension Plans and Other Post Retirement Benefits

The total benefit costs included in operating expenses are as follows:

	For the three months ended March 31	
	2006	2005
Pension benefits	**$ 19**	$ 18
Other benefits	**7**	10
Total	**$ 26**	$ 28

12. Earnings Per Common Share

	For the three months ended March 31,	
	2006	2005
a) Earnings		
Net income - common shareholders	**$ 446**	$ 419
b) Number of common shares		
Average number of common shares outstanding	**890,681,974**	890,865,663
Add:		
-Potential exercise of outstanding stock options	**7,060,652**	8,206,778
Average number of common shares outstanding - diluted basis	**897,742,626**	899,072,441
Earnings per common share		
Basic	**$ 0.501**	$ 0.471
Diluted	**$ 0.497**	$ 0.466

13. Segmented Information

Consolidated Operations

For the three months ended March 31, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,575	$ 692	$ 1,433	$ -	$ 3,700
Net investment income	684	335	304	-	1,323
Fee and other income	216	297	139	-	652
Total income	2,475	1,324	1,876	-	5,675
Benefits and expenses:					
Paid or credited to policyholders	1,528	838	1,635	-	4,001
Other	620	289	101	1	1,011
Amortization of finite life intangible assets	3	-	1	-	4
Restructuring costs	-	-	-	-	-
Net operating income before income taxes	324	197	139	(1)	659
Income taxes	82	61	24	2	169
Net income before non-controlling interests	242	136	115	(3)	490
Non-controlling interests	28	2	4	-	34
Net income - shareholders	214	134	111	(3)	456
Perpetual preferred share dividends	10	-	-	-	10
Net income - common shareholders	$ 204	$ 134	$ 111	$ (3)	$ 446

For the three months ended March 31, 2005

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,509	$ 1,204	$ 1,815	$ -	$ 4,528
Net investment income	684	371	240	(3)	1,292
Fee and other income	189	294	131	-	614
Total income	2,382	1,869	2,186	(3)	6,434
Benefits and expenses:					
Paid or credited to policyholders	1,519	1,356	1,941	-	4,816
Other	579	304	118	1	1,002
Amortization of finite life intangible assets	4	-	1	-	5
Restructuring costs	-	-	-	7	7
Net operating income before income taxes	280	209	126	(11)	604
Income taxes	61	64	23	1	149
Net income before non-controlling interests	219	145	103	(12)	455
Non-controlling interests	26	1	2	-	29
Net income - shareholders	193	144	101	(12)	426
Perpetual preferred share dividends	7	-	-	-	7
Net income - common shareholders	$ 186	$ 144	$ 101	$ (12)	$ 419

14. Subsequent Events

On March 30, 2006, the Company entered into an agreement with a syndicate of underwriters under which the underwriters have agreed to buy 12,000,000 4.50% Non-cumulative First Preferred Shares Series I from the Company for sale to the public at a price of $25 per Preferred Share, representing an aggregate issue amount of $300. The offering closed April 12, 2006.

On April 24, 2006, Crown Life Insurance Company (Crown Life) served notice, pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life, commencing a process under which Canada Life may be required to acquire the common shares of Crown Life. This transaction is not expected to have a material impact on the financial position of the Company.

GREAT-WEST
LIFECO INC.

Member of the Power Financial Corporation group of companies.

100 Osborne Street North
Winnipeg, Manitoba
R3C 3A5

Form 52-109F2 - Certification of Interim Filings

I, W.W. Lovatt, Vice-President, Finance, Canada, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the periods covered by the inter im filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 4, 2006

'W.W. Lovatt'
Vice-President, Finance, Canada

Form 52-109F2 - Certification of Interim Filings

I, M.T.G. Graye, Vice-President, Finance, United States, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the periods covered by the inter im filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 4, 2006

'M.T.G. Graye'
Vice-President, Finance, United States

CFOCert.Lifeco

Form 52-109F2 - Certification of Interim Filings

I, M.G. Libenson, Vice-President, Finance, Europe, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the periods covered by the inter im filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 4, 2006

'M.G. Libenson'
Vice-President, Finance, Europe

Form 52-109F2 - Certification of Interim Filings

I, R.L. McFeetors, President and Chief Executive Officer, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the periods covered by the inter im filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 4, 2006

'R.L. McFeetors'
President and Chief Executive Officer

GREAT-WEST LIFECO INC.

RELEASE

Readers are referred to the disclaimer regarding Forward-Looking Information and Non-GAAP Financial Measures at the end of this Release.

TSX:GWO

Great-West Lifeco reports first quarter 2006 results

Toronto, May 4, 2006 ... Great-West Lifeco Inc. (Lifeco) has reported net income attributable to common shareholders of $446 million for the three months ended March 31, 2006 compared to net income of $419 million reported a year ago. On a per share basis, this result represents $0.501 per common share for the three months ended March 31, 2006, an increase of 6% (14% on a constant currency basis) compared to $0.471 per common share for 2005. Net income in 2005 included $4 million, or $0.004 per common share, for restructuring charges related to the acquisition of Canada Life Financial Corporation.

Lifeco experienced solid operating results in all major business segments and significant growth in net income attributable to common shareholders.

Highlights

- Earnings per common share for the first quarter of 2006 increased 6% (14% on a constant currency basis) compared to a year ago.
- Return on common shareholders' equity was 20.4% for the twelve months ended March 31, 2006.
- Assets under administration at March 31, 2006 totalled $182.3 billion, up $5.0 billion from December 31, 2005 levels.
- Quarterly dividends declared were $0.22375 per common share payable June 30, 2006. Dividends paid on common shares for the three months ended March 31, 2006 were 15% higher than a year ago.

Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company (Great-West Life), Canada Life Financial Corporation (CLFC), London Life Insurance Company (London Life) and Great-West Life & Annuity Insurance Company (GWL&A), together with Lifeco's corporate results.

.../2

GREAT-WEST
LIFECO INC.

RELEASE

TSX:GWO

Great-West Lifeco Inc. Announces Closing of Offering

Winnipeg, April 12, 2006 – Great-West Lifeco Inc. ("Lifeco" or the "Corporation") today announced the closing of an offering of $300,000,000 of the Corporation's First Preferred Shares to a syndicate of underwriters led by RBC Dominion Securities Inc. Lifeco announced the offering on March 30, 2006. The shares will be posted for trading on the Toronto Stock Exchange under the symbol "GWO.PR.I".

The 12,000,000, Non-Cumulative First Preferred Shares, Series I were priced at $25.00 per share and carry a 4.50% annual dividend. The net proceeds will be used by the Corporation for general corporate purposes.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

GREAT-WEST LIFECO INC.
Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. The Corporation has operations in Canada, the United States and Europe through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, and Great-West Life & Annuity Insurance Company. Lifeco and its companies have $177 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

Not for distribution to U.S. news wire services or dissemination in the United States.

For more information contact:
Marlene Klassen, APR, FLMI
Director, Media & Public Relations
(204) 946-7705

GREAT-WEST
LIFECO INC.

RELEASE

TSX:GWO

Great-West Lifeco Inc. to release first quarter results

Winnipeg, Apr.27, 2006. . . Great-West Lifeco Inc. will release its first quarter financial results on Thursday, May 4, 2006.

The results will be discussed at a quarterly conference call and audio webcast at 2 p.m. (EDT), May 4.

The audio webcast and slide presentation will be accessible on the Great-West Lifeco website following the release of the first quarter results, along with a printer-friendly version of the slide presentation, at this location:
http://www.greatwestlifeco.com/english/presentations/4_05_06.html

The one-hour call, hosted by company management, can also be accessed in listen-only mode by calling the following numbers:

- Participants in the Toronto area: 416-641-6108
- Participants from North America: 1-866-542-4237
- Participants from Overseas: Dial international access code first, then 1-800-9559-6853

A replay of the call will be available from May 4, 2006 until May 11, 2006 and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto (passcode: 3170771#).

GREAT-WEST LIFECO

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. The Company has operations in Canada, the United States and Europe through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company and Great-West Life & Annuity Insurance Company. Lifeco and its companies have more than $177 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

For more information contact:
Marlene Klassen, APR, FLMI
Director, Media & Public Relations
(204) 946-7705

GREAT-WEST
LIFECO INC.

RELEASE

TSX:GWO

Readers are referred to the disclaimer regarding Forward-Looking Information at the end of this Release.

Great-West Lifeco subsidiary acquires large payout annuity block in the United Kingdom

Winnipeg, May 11, 2006 . . .Great-West Lifeco Inc. today announced that its wholly-owned United Kingdom subsidiary, Canada Life Limited (Canada Life), has reached an agreement with The Equitable Life Assurance Society (Equitable Life) in the UK to acquire the assets and liabilities associated with most of Equitable's not-for-profit pension annuity business.

The transaction involves the acquisition of approximately 130,000 policies, having liabilities and supporting assets with an approximate value at December 31, 2005 of $9.3 billion (£4.6 billion). The transaction is subject to regulatory and court approvals. Canada Life will acquire these liabilities effective January 1, 2006 by way of indemnity reinsurance. Following closing, expected in the first quarter of 2007, the liabilities and assets will be transferred to Canada Life. The actual values will depend on the asset values at the date of closing. The transaction is expected to be accretive to Lifeco earnings in 2006 and subsequent years.

"We believe this transaction represents the largest acquisition of a not-for-profit annuity portfolio in the UK," said Raymond L. McFeetors, President and Chief Executive Officer of Lifeco. It is Canada Life's second such transaction in the past year. Canada Life has established expertise in the UK annuity market, and already serves more than 150,000 annuitants.

"This transaction represents a major strategic step in the continued expansion of Canada Life's presence in the UK, and will enable Canada Life to benefit from greater economies of scale in a growing market," McFeetors said. "Moreover, the transaction advances our strategy to capitalize on the company's position in core European markets."

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. Lifeco has operations in Canada, the United States and Europe through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company and Great-West Life & Annuity Insurance Company. Lifeco and its companies have $182 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

.../2

Forward-Looking Information

This release contains forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, including statements made in this release by the Company in regards to the expected closing of the transaction with Equitable Life and the expectation that the transaction will be accretive to Lifeco earnings in 2006 and subsequent years, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

- end -

For more information contact:
Marlene Klassen, APR, FLMI
Director, Media & Public Relations
(204) 946-7705

Great-West Lifeco Inc.
Annual and Special Meeting of Shareholders
May 4, 2006

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

Votes by Show of Hands

	Business	Outcome of Vote
1.	A special resolution to amend the articles of the Corporation to decrease the number of directors from 21 to 20	**Carried**
2.	The election of the following 20 individuals as Directors	**Carried**

a) Gail S. Asper
b) Orest T. Dackow
c) André Desmarais, O.C.
d) Paul Desmarais, Jr., O.C.
e) Robert Gratton
f) Michael L. Hepher
g) Daniel Johnson
h) Kevin P. Kavanagh, C.M.
i) Peter Kruyt
j) The Right Honourable Donald F. Mazankowski, P.C., O.C.
k) William T. McCallum
l) Raymond L. McFeetors
m) Jerry E.A. Nickerson
n) David A. Nield
o) R. Jeffrey Orr
p) Michel Plessis-Bélair, F.C.A.
q) Guy St-Germain, C.M.
r) Emöke J.E. Szathmáry, C.M., PH.D.
s) Murray F. Taylor
t) Gérard Veilleux, O.C.

3.	The appointment of Deloitte & Touche LLP as auditor	**Carried**

CANADA

Consolidated net earnings of the Canadian segment of Lifeco attributable to common shareholders for the first quarter of 2006 increased 10% to $204 million from $186 million at March 31, 2005.

Total sales for the three months ended March 31, 2006 were $2.4 billion, an increase of 34% over the first quarter of 2005. Fee income for the period increased $27 million to $216 million.

Total assets under administration at March 31, 2006 were $90.3 billion, up $2.2 billion from December 31, 2005 levels, essentially due to increases in segregated funds.

UNITED STATES

Consolidated net earnings of the United States segment of Lifeco attributable to common shareholders for the first quarter of 2006 decreased 7% (an increase of 6% on a constant currency basis) to $134 million from $144 million at March 31, 2005.

Total sales for the three months ended March 31, 2006 were $869 million an increase of 9% (an increase of 17% on a constant currency basis) over the first quarter of 2005. Fee income for the period increased by $3 million to $297 million.

Total assets under administration of $44.9 billion at March 31, 2006 were up $0.6 billion from December 31, 2005 levels, essentially due to increases in segregated funds.

EUROPE

Consolidated net earnings of the European segment of Lifeco attributable to common shareholders for the first quarter of 2006 increased 10% (an increase of 24% on a constant currency basis) to $111 million from $101 million at March 31, 2005.

Total sales for the three months ended March 31, 2006 were $1.9 billion, a decrease of 7% (an increase of 3% on a constant currency basis) over the first quarter of 2005. Fee income for the period increased by $8 million to $139 million.

Total assets under administration at March 31, 2006 were $47.1 billion, up $2.2 billion from December 31, 2005 levels, with increases in the general fund of $0.4 billion and in segregated funds of $1.8 billion.

CORPORATE

Corporate net earnings for Lifeco attributable to common shareholders were a net charge of $3 million for the first quarter of 2006 compared to a net charge of $12 million for the first quarter of 2005.

.../3

CONSTANT CURRENCY

The geographic diversification of Lifeco's business operations creates exposure to movement in foreign exchange rates affecting the translation of operating results to Canadian dollars from foreign currencies, principally US dollars, British Pounds and euros.

Compared to the first quarter of 2005, the translation of foreign currency denominated earnings to Canadian dollars in 2006 has resulted in a decrease in the Company's Canadian dollar equivalent earnings of approximately $23 million as a result of movement in translation rates, as well as a decrease of $9 million from the expiry in 2005 of favourable forward foreign exchange contracts. Adjusting for the $32 million negative impact of currency, net income attributable to common shareholders for the three months ended March 31, 2006 increased by 14%.

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of $0.22375 per share on the common shares of the Company payable June 30, 2006 to shareholders of record at the close of business June 2, 2006.

In addition, the Directors approved quarterly dividends on:

- Series D First Preferred Shares $0.293750 per share;
- Series E First Preferred Shares $0.30 per share;
- Series F First Preferred Shares $0.36875 per share;
- Series G First Preferred Shares of $0.325 per share;
- Series H First Preferred Shares of $0.30313 per share; and
- Initial dividend on Series I First Preferred Shares of $0.24349 per share,

all payable June 30, 2006 to shareholders of record at the close of business June 2, 2006.

GREAT-WEST LIFECO

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. The Company has operations in Canada, the United States and Europe through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company and Great-West Life & Annuity Insurance Company. Lifeco and its companies have $182 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

.../4

Forward-Looking Information and Non-GAAP Financial Measures
This release may contain forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

This release may also contain non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "net income on a constant currency basis", "net income excluding the negative impact of currency", "adjusted net income", "earnings before adjustments", "net income before adjustments" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

.../5

Further information
Selected financial information is attached.

Great-West Lifeco's first quarter analyst teleconference will be held Thursday, May 4, at 2:00 p.m. (Eastern). The call can be accessed through www.greatwestlifeco.com or by phone, through listen-only lines at:

- Participants in the Toronto area: 416-641-6108
- Participants from North America: 1-866-542-4237
- Participants from Overseas: Dial international access code first, then 800-9559-6853

A replay of the call will be available from May 4, until May 11, and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto (passcode: 3170771#).

Additional information relating to Lifeco, including the most recent interim unaudited financial statements, interim Management's Discussion and Analysis (MD&A) and CEO/CFO certificates will be filed on SEDAR at www.sedar.com.

- end -

For more information contact:

Marlene Klassen
Director, Media & Public Relations
(204) 946-7705

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited)*

(in $ millions except per share amounts)

	2006	2005	% Change
For the three months ended March 31			
Premiums:			
Life insurance, guaranteed annuities and insured health products	$ 3,700	$ 4,528	-18%
Self-funded premium equivalents (ASO contracts)	1,919	1,890	2%
Segregated funds deposits:			
Individual products	2,021	1,572	29%
Group products	1,553	1,228	26%
Total premiums and deposits	9,193	9,218	0%
Fee and other income	652	614	6%
Paid or credited to policyholders	4,001	4,816	-17%
Net income - common shareholders before adjustments (1)	446	423	5%
Adjustments after tax (1)	-	4	
Net income - common shareholders	446	419	6%
Per common share			
Basic earnings before adjustments (1)	$ 0.501	$ 0.475	5%
Adjustments after tax (1)	-	0.004	
Basic earnings after adjustments	0.501	0.471	6%
Dividends paid	0.22375	0.195	15%
Book value	10.06	9.38	7%
Return on common shareholders' equity (12 months):			
Net income before adjustments (1)	20.5%	20.7%	
Net income	20.4%	20.4%	
At March 31			
Total assets	$ 102,306	$ 97,036	5%
Segregated funds assets	79,997	69,927	14%
Total assets under administration	$ 182,303	$ 166,963	9%
Share capital and surplus	$ 9,767	$ 8,857	10%

(1) Following the acquisition of Canada Life Financial Corporation (CLFC) by the Company, a plan was developed to restructure and exit selected operations of CLFC. Shareholder net income for the three months ended March 31, 2005 includes restructuring costs related to the acquisition of $4 after tax, or $0.004 per common share. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring costs as a non-GAAP financial measure of earnings performance.

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended March 31	
	2006	2005
Income		
Premium income	$ **3,700**	$ 4,528
Net investment income (note 2)	**1,323**	1,292
Fee and other income	**652**	614
	5,675	6,434
Benefits and expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**4,001**	4,816
Commissions	**342**	329
Operating expenses	**562**	564
Premium taxes	**60**	61
Financing charges (note 3)	**47**	48
Amortization of finite life intangible assets	**4**	5
Restructuring costs	**-**	7
Net income before income taxes	**659**	604
Income taxes - current	**117**	29
- future	**52**	120
Net income before non-controlling interests	**490**	455
Non-controlling interests (note 8)	**34**	29
Net income - shareholders	**456**	426
Perpetual preferred share dividends	**10**	7
Net income - common shareholders	$ **446**	$ 419
Earnings per common share (note 12)		
Basic	$ **0.501**	$ 0.471
Diluted	$ **0.497**	$ 0.466

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEET *(unaudited)*

(in $ millions)

	March 31, 2006	December 31, 2005	March 31, 2005
Assets			
Bonds	$ **59,481**	$ 59,298	$ 55,439
Mortgage loans	**14,693**	14,605	14,643
Stocks	**4,182**	4,028	3,567
Real estate	**1,839**	1,842	1,679
Loans to policyholders	**6,735**	6,646	6,572
Cash and certificates of deposit	**2,674**	2,961	2,804
Funds held by ceding insurers	**2,504**	2,556	2,209
Goodwill	**5,327**	5,327	5,328
Intangible assets	**1,453**	1,453	1,498
Other assets (note 4)	**3,418**	3,445	3,297
Total assets	$ **102,306**	$ 102,161	$ 97,036
Liabilities			
Policy liabilities			
Actuarial liabilities	$ **71,611**	$ 71,263	$ 66,704
Provision for claims	**1,010**	999	1,081
Provision for policyholder dividends	**546**	535	595
Provision for experience rating refunds	**352**	401	507
Policyholder funds	**2,112**	2,088	2,067
	75,631	75,286	70,954
Debentures and other debt instruments (note 5)	**1,891**	1,903	2,092
Funds held under reinsurance contracts	**4,009**	4,089	4,376
Other liabilities (note 6)	**3,787**	4,318	4,295
Repurchase agreements	**996**	936	800
Deferred net realized gains	**2,654**	2,598	2,168
	88,968	89,130	84,685
Preferred shares (note 9)	**787**	787	797
Capital trust securities and debentures (note 7)	**648**	648	650
Non-controlling interests (note 8)			
Participating surplus in subsidiaries	**1,771**	1,741	1,680
Preferred shares issued by subsidiaries	**209**	209	209
Perpetual preferred shares issued by subsidiaries	**156**	157	158
Share capital and surplus			
Share capital (note 9)			
Perpetual preferred shares	**799**	799	499
Common shares	**4,668**	4,660	4,659
Accumulated surplus	**5,095**	4,860	4,124
Contributed surplus	**21**	19	16
Currency translation account	**(816)**	(849)	(441)
	9,767	9,489	8,857
Liabilities, share capital and surplus	$ **102,306**	$ 102,161	$ 97,036

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF SURPLUS *(unaudited)*

(in $ millions)

	For the three months ended March 31	
	2006	2005
Accumulated surplus		
Balance, beginning of year	**$ 4,860**	$ 3,890
Net income	**456**	426
Common share cancellation excess	**(11)**	(11)
Dividends to shareholders		
Perpetual preferred shareholders	**(10)**	(7)
Common shareholders	**(200)**	(174)
Balance, end of period	**$ 5,095**	$ 4,124
Contributed surplus		
Balance, beginning of year	**$ 19**	$ 14
Stock option expense (note 10)	**2**	2
Balance, end of period	**$ 21**	$ 16
Currency translation account		
Balance, beginning of year	**$ (849)**	$ (426)
Change during the period	**33**	(15)
Balance, end of period	**$ (816)**	$ (441)

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF CASH FLOWS *(unaudited)*
(in $ millions)

	For the three months ended March 31	
	2006	2005
Operations		
Net income	**$ 456**	$ 426
Adjustments for non-cash items:		
Change in policy liabilities	**129**	879
Change in funds held by ceding insurers	**52**	128
Change in funds held under reinsurance contracts	**(78)**	2
Change in current income taxes payable	**(89)**	(153)
Future income tax expense	**52**	120
Other	**(574)**	(336)
Cash flows from operations	**(52)**	1,066
Financing Activities		
Issue of common shares	**12**	10
Purchased and cancelled common shares	**(15)**	(13)
Repayment of debentures and other debt instruments	**(12)**	(1)
Dividends paid	**(210)**	(181)
	(225)	(185)
Investment Activities		
Bond sales and maturities	**8,016**	9,223
Mortgage loan repayments	**438**	842
Stock sales	**294**	240
Real estate sales	**119**	36
Change in loans to policyholders	**(87)**	(37)
Change in repurchase agreements	**114**	112
Investment in bonds	**(7,977)**	(9,528)
Investment in mortgage loans	**(532)**	(970)
Investment in stocks	**(353)**	(389)
Investment in real estate	**(72)**	(52)
	(40)	(523)
Effect of changes in exchange rates on cash and certificates of deposit	**30**	(26)
Increase (decrease) in cash and certificates of deposit	**(287)**	332
Cash and certificates of deposit, beginning of year	**2,961**	2,472
Cash and certificates of deposit, end of period	**$ 2,674**	$ 2,804

Notes to Interim Consolidated Financial Statements *(unaudited)*
(in $ millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

(a) The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at March 31, 2006 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2005. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2005.

(b) Certain of 2005 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year.

2. Net Investment Income

Net investment income is comprised of the following:

For the three months ended March 31, 2006

	Investment income earned	Amortization of net realized and unrealized gains	Provision for credit losses	Investment expenses	Net investment income
Bonds	$ 800	$ 61	$ 2	$ -	$ 863
Mortgage loans	216	12	-	-	228
Stocks	33	76	-	-	109
Real estate	26	14	-	-	40
Other	99	-	-	(16)	83
	$ 1,174	$ 163	$ 2	$ (16)	$ 1,323

For the three months ended March 31, 2005

	Investment income earned	Amortization of net realized and unrealized gains	Provision for credit losses	Investment expenses	Net investment income
Bonds	$ 778	$ 60	$ 1	$ -	$ 839
Mortgage loans	227	13	2	-	242
Stocks	37	43	-	-	80
Real estate	46	8	-	-	54
Other	90	-	-	(13)	77
	$ 1,178	$ 124	$ 3	$ (13)	$ 1,292

3. Financing Charges

Financing charges include interest on long-term debentures and other debt instruments together with distributions and interest on capital trust securities and debentures and preferred shares classified as liabilities.

	For the three months ended March 31	
	2006	2005
Interest on long-term debentures and other debt instruments	**$ 27**	$ 29
Preferred share dividends	**10**	10
Interest on capital trust debentures	**12**	12
Other	**1**	-
Distributions on capital trust securities held by consolidated group as temporary investments	**(3)**	(3)
Total	**$ 47**	$ 48

4. Other Assets

Other assets consist of the following:

	March 31, 2006	December 31, 2005	March 31, 2005
Premiums in course of collection	**$ 633**	$ 623	$ 562
Interest due and accrued	**936**	893	881
Future income taxes	**338**	363	313
Fixed assets	**271**	279	300
Prepaid expenses	**60**	76	74
Accounts receivable	**659**	716	648
Accrued pension asset	**171**	179	174
Other	**350**	316	345
	$ 3,418	$ 3,445	$ 3,297

5. Debentures and Other Debt Instruments

Debentures and other debt instruments consist of the following:

	March 31, 2006	December 31, 2005	March 31, 2005
Short term			
Commercial paper and other short term debt instruments with interest rates from 4.5% to 4.9% (4.0% to 5.0% in 2005)	$ 110	$ 112	$ 114
Revolving credit in respect of reinsurance business with interest rates from 5.4% to 5.5% maturing within one year (5.0% to 5.2% in 2005)	3	14	18
Total short term	113	126	132
Long term			
Operating:			
Notes payable with interest rate of 8.0%	9	9	10
Capital:			
Lifeco			
Five year term facility	-	-	150
6.75% Debentures due August 10, 2015, unsecured	200	200	200
6.14% Debentures due March 21, 2018, unsecured	200	200	200
6.74% Debentures due November 24, 2031, unsecured	200	200	200
6.67% Debentures due March 21, 2033, unsecured	400	400	400
	1,000	1,000	1,150
Canada Life			
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	250	250	250
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	200	200	200
6.40% Subordinated debentures due December 11, 2028, unsecured	100	100	100
Acquisition related fair market value adjustment	10	13	34
	560	563	584
Great-West Life & Annuity Insurance Capital, LP			
6.625% Deferrable debentures due November 15, 2034, unsecured (U.S.$175)	209	205	216
Total long term	1,778	1,777	1,960
Total debentures and other debt instruments	$ 1,891	$ 1,903	$ 2,092

6. Other Liabilities

Other liabilities consist of the following:

	March 31, 2006	December 31, 2005	March 31, 2005
Current income taxes	$ 285	$ 374	$ 251
Accounts payable	513	511	491
Liability for restructuring costs	-	-	48
Post retirement benefits provision	525	508	489
Bank overdraft	445	449	651
Future income taxes	332	317	272
Other	1,687	2,159	2,093
	$ 3,787	$ 4,318	$ 4,295

7. Capital Trust Securities and Debentures

	March 31, 2006	December 31, 2005	March 31, 2005
Capital trust debentures:			
5.995% Senior debentures due December 31, 2052, unsecured (GWLCT)	$ 350	$ 350	$ 350
6.679% Senior debentures due June 30, 2052, unsecured (CLCT)	300	300	300
7.529% Senior debentures due June 30, 2052, unsecured (CLCT)	150	150	150
	800	800	800
Acquisition related fair market value adjustment	33	34	36
Capital trust securities held by consolidated group as temporary investments	(185)	(186)	(186)
Total	$ 648	$ 648	$ 650

Great-West Life Capital Trust (GWLCT), a trust established by The Great-West Life Assurance Company (Great-West Life), had issued $350 of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350, and Canada Life Capital Trust (CLCT), a trust established by The Canada Life Assurance Company (Canada Life), had issued $450 of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450.

8. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West Life, London Life Insurance Company (London Life), Canada Life and Great-West Life & Annuity Insurance Company (GWL&A) at March 31, 2006 and March 31, 2005.

(a) The non-controlling interests of Great-West Life, London Life, Canada Life, GWL&A and their subsidiaries reflected in the Summary of Consolidated Operations are as follows:

	For the three months ended March 31, 2006	2005
Participating policyholder		
Net income attributable to participating policyholder before policyholder dividends		
Great-West Life	$ 29	$ 30
London Life	162	149
Canada Life	47	43
GWL&A	43	50
Policyholder dividends		
Great-West Life	(26)	(24)
London Life	(139)	(132)
Canada Life	(46)	(43)
GWL&A	(40)	(49)
Net income	30	24
Preferred shareholder dividends of subsidiaries	4	5
Total	$ 34	$ 29

(b) The carrying value of non-controlling interests consist of the following:

	March 31, 2006	December 31, 2005	March 31, 2005
Participating surplus:			
Great-West Life	**$ 375**	$ 372	$ 366
London Life	**1,174**	1,151	1,098
Canada Life	**26**	25	17
GWL&A	**196**	193	199
	$ 1,771	$ 1,741	$ 1,680
Preferred shares issued by subsidiaries:			
Great-West Life Series L, 5.20% Non-Cumulative	**$ 52**	$ 52	$ 52
Great-West Life Series O, 5.55% Non-Cumulative	**157**	157	157
	$ 209	$ 209	$ 209
Perpetual preferred shares issued by subsidiaries:			
CLFC Series B, 6.25% Non-Cumulative	**$ 145**	$ 145	$ 145
Acquisition related fair market value adjustment	**11**	12	13
	$ 156	$ 157	$ 158

9. Share Capital

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares,
Unlimited Common Shares

Issued and outstanding

	March 31, 2006		December 31, 2005		March 31, 2005	
	Number	Stated value	Number	Stated value	Number	Stated value
Preferred shares:						
Classified as liabilities						
Series D, 4.70% Non-Cumulative First Preferred Shares	**7,978,900**	**$ 199**	7,978,900	$ 199	8,000,000	$ 200
Series E, 4.80% Non-Cumulative First Preferred Shares	**23,499,915**	**588**	23,499,915	588	23,868,115	597
	31,478,815	**$ 787**	31,478,815	$ 787	31,868,115	$ 797
Perpetual preferred shares:						
Classified as equity						
Series F, 5.90% Non-Cumulative First Preferred Shares	**7,957,001**	**$ 199**	7,957,001	$ 199	7,957,001	$ 199
Series G, 5.20% Non-Cumulative First Preferred Shares	**12,000,000**	**300**	12,000,000	300	12,000,000	300
Series H, 4.85% Non-Cumulative First Preferred Shares	**12,000,000**	**300**	12,000,000	300	-	-
	31,957,001	**$ 799**	31,957,001	$ 799	19,957,001	$ 499
Common shares:						
Balance, beginning of year	**890,689,076**	**$ 4,660**	890,592,348	$ 4,651	890,592,348	$ 4,651
Purchased and cancelled under Normal Course Issuer Bid	**(504,000)**	**(4)**	(2,012,600)	(11)	(476,000)	(2)
Issued under Stock Option Plan	**1,154,095**	**12**	2,109,328	20	1,102,790	10
Balance, end of period	**891,339,171**	**$ 4,668**	890,689,076	$ 4,660	891,219,138	$ 4,659

10. Stock Based Compensation

No options were granted under the Company's stock option plan for the three months ended March 31, 2006 (100,000 options were granted during the first quarter of 2005). The weighted-average fair value of options granted during the three months ended March 31, 2005 were $6.68 per option. Compensation expense of $2 after tax has been recognized in the Summary of Consolidated Operations for the three months ended March 31, 2006 ($2 after tax for the three months ended March 31, 2005).

11. Pension Plans and Other Post Retirement Benefits

The total benefit costs included in operating expenses are as follows:

	For the three months ended March 31	
	2006	2005
Pension benefits	**$ 19**	$ 18
Other benefits	**7**	10
Total	**$ 26**	$ 28

12. Earnings Per Common Share

	For the three months ended March 31,	
	2006	2005
a) Earnings		
Net income - common shareholders	**$ 446**	$ 419
b) Number of common shares		
Average number of common shares outstanding	**890,681,974**	890,865,663
Add:		
-Potential exercise of outstanding stock options	**7,060,652**	8,206,778
Average number of common shares outstanding - diluted basis	**897,742,626**	899,072,441
Earnings per common share		
Basic	**$ 0.501**	$ 0.471
Diluted	**$ 0.497**	$ 0.466

13. Segmented Information

Consolidated Operations

For the three months ended March 31, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,575	$ 692	$ 1,433	$ -	$ 3,700
Net investment income	684	335	304	-	1,323
Fee and other income	216	297	139	-	652
Total income	2,475	1,324	1,876	-	5,675
Benefits and expenses:					
Paid or credited to policyholders	1,528	838	1,635	-	4,001
Other	620	289	101	1	1,011
Amortization of finite life intangible assets	3	-	1	-	4
Restructuring costs	-	-	-	-	-
Net operating income before income taxes	324	197	139	(1)	659
Income taxes	82	61	24	2	169
Net income before non-controlling interests	242	136	115	(3)	490
Non-controlling interests	28	2	4	-	34
Net income - shareholders	214	134	111	(3)	456
Perpetual preferred share dividends	10	-	-	-	10
Net income - common shareholders	$ 204	$ 134	$ 111	$ (3)	$ 446

For the three months ended March 31, 2005

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,509	$ 1,204	$ 1,815	$ -	$ 4,528
Net investment income	684	371	240	(3)	1,292
Fee and other income	189	294	131	-	614
Total income	2,382	1,869	2,186	(3)	6,434
Benefits and expenses:					
Paid or credited to policyholders	1,519	1,356	1,941	-	4,816
Other	579	304	118	1	1,002
Amortization of finite life intangible assets	4	-	1	-	5
Restructuring costs	-	-	-	7	7
Net operating income before income taxes	280	209	126	(11)	604
Income taxes	61	64	23	1	149
Net income before non-controlling interests	219	145	103	(12)	455
Non-controlling interests	26	1	2	-	29
Net income - shareholders	193	144	101	(12)	426
Perpetual preferred share dividends	7	-	-	-	7
Net income - common shareholders	$ 186	$ 144	$ 101	$ (12)	$ 419

14. Subsequent Events

On March 30, 2006, the Company entered into an agreement with a syndicate of underwriters under which the underwriters have agreed to buy 12,000,000 4.50% Non-cumulative First Preferred Shares Series I from the Company for sale to the public at a price of $25 per Preferred Share, representing an aggregate issue amount of $300. The offering closed April 12, 2006.

On April 24, 2006, Crown Life Insurance Company (Crown Life) served notice, pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life, commencing a process under which Canada Life may be required to acquire the common shares of Crown Life. This transaction is not expected to have a material impact on the financial position of the Company.